UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Rua da Quitanda, 196 – 24th floor,

Centro, CEP 20091-005,

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

EXPLANATORY NOTE

Further to the description of the “Recent Developments—MESA Capital Increase” in our Report on Form 6-K furnished to the SEC on May 27, 2022 (File No. 001-34129) (the “May Form 6-K”), on May 30, 2022 and June 6, 2022, the First Series Debentures Holders and the Second Series Debenture Holders, respectively, voted against declaring the early maturity of Furna’s obligations under the first and second series of Furnas debentures pursuant to the terms of the applicable deeds of issuance. Therefore, we inform the market that Furnas obtained the necessary waivers to avoid the Debenture Early Maturity and, as a result, the Furnas Early Maturity.

In addition, on June 2, 2022, Furnas subscribed for 5,494,950,237 New MESA Shares and paid R$681 million, as approved by the Board of Directors of Furnas and our Board of Director and at the extraordinary shareholders’ meeting of MESA held on April 29, 2022. Furnas intends to subscribe for the Remaining Shares if MESA’s shareholders decide not to subscribe for their respective portion of the New MESA Shares. The deadline to subscribe New MESA Shares is June 7, 2022 and Furnas is in discussions with MESA’s other shareholders regarding amending MESA’s Shareholders’ Agreement in order to obtain effective control of MESA.

Also, on June 2, 2022, the ANEEL’s Tariff Management Superintendency analyzed the requests submitted by users of Brazil’s transmission system and issued a non-binding technical note on June 2, 2022 (Technical Note No. 85/2022-SGT/ANEEL), in which the Superintendency recommends that the ANEEL’s Board of Executive Officers approve changes in the methodology for calculating the financial component of the RBSE.

Accordingly, Centrais Elétricas Brasileiras S.A. – Eletrobras is filing this amendment to the May Form 6-K to (i) provide an updated version of our financial statements as of and for the three-month periods ended March 31, 2022 and 2021 (“Interim Consolidated Financial Statements”); (ii) supplement the risk factors “An arbitral award against SAESA and certain shareholders of MESA could result in Furnas acquiring a majority of the voting and total capital of MESA, or in a breach of Furnas’ financial contracts, which could trigger significant obligations for us, compromising our operations, financial condition and results of operations” and “Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized or depreciated, may not be sufficient to cover those investments”; and (iii) re-file the Limited Review Report of Independent Registered Public Accounting Firm of Centrais Elétricas Brasileiras S.A. – Eletrobras (PCAOB 1351) without the going concern emphasis paragraph.

This Report on Form 6-K/A shall supersede the May Form 6-K and is incorporated by reference in the preliminary prospectus supplement (Registration No. 333-265268) dated May 27, 2022 and the supplement No. 1 to the preliminary prospectus supplement dated May 31, 2022.

CERTAIN TERMS AND CONVENTIONS

All references in this Report of Form 6-K/A to “we,” “our,” “ours,” “us” or similar terms refer to Eletrobras and its consolidated subsidiaries, except where specified or differently required by the context. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this Report on Form 6-K/A are explained or detailed in the glossary of terms beginning on page 3 to our 2021 Form 20-F.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The information found in this Form 6-K/A is accurate only as of the date of such information or as of the date of this Form 6-K/A, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date.

The reference dates for the quantitative information derived from our consolidated balance sheet included in this Form 6-K/A are March 31, 2022 and December 31, 2021, and the reference period for our income statement are the three-month periods ended March 31, 2022 and 2021 (“Interim Consolidated Financial Statements”).

Our Interim Consolidated Financial Statements, included at the end of this Form 6-K/A, are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Our Interim Consolidated Financial Statements were the subject of a limited review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) by PricewaterhouseCoopers Auditores Independentes Ltda., our independent auditors.

Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Interim Consolidated Financial Statements and accompanying notes and other financial information included elsewhere in this Form 6-K/A and the description of our business in “Item 4. Information on the Company” in our 2021 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” in our 2021 Form 20-F.

A. Operating Results

Presentation of Segment Information

Segment information is intended to provide insight into the way we manage and evaluate our businesses. The accounting policies for each segment are the same as those described in the summary of significant accounting policies in Item 5 of our 2021 Form 20-F. We continue to segment our core operations in the Brazilian generation and transmission markets. Certain revenues and expenses can also be classified as “Administration” segment when they are not related to any of the energy segments described above. Inter-segment balances have not been eliminated.

Please see note 35 to our Interim Consolidated Financial Statements for information on revenues from external customers and intersegment revenues.

The following table shows our revenues and operating expenses as a percentage of net operating revenues with inter-company eliminations:

	Three-Month Period		Three-Month Period
	Ended March 31,		Ended March 31,
	2022	2021	2022	2021

	(%)		(R$million)
Revenues
Electricity sales:
Generation	71.3%	71.2%	6,542	5,846
Transmission	46.1%	46.3%	4,235	3,801
Other operating revenues	2.2%	2.1%	202	173
Taxes on revenues	(12.9)%	(13.7)%	(1,182)	(1,127)
Regulatory charges on revenues	(6.7)%	(5.9)%	(616)	(485)
Net operating revenues	100.0%	100.0%	9,181	8,208

Expenses
Operating expenses	(73.5)%	(63.8)%	(6,748)	(5,238)
Financial income/(expenses), net	5.2%	(7.1)%	478	(584)
Other revenues and expenditure	1.3%	0.0%	121	—
Gains on results of affiliated companies	6.0%	5.2%	552	430
Income before income tax and social contribution	39.0%	34.3%	3,585	2,817
Income tax	(9.5)%	(14.7)%	(869)	(1,207)
Net income for the period	29.6%	19.6%	2,716	1,609

The following table shows our revenues and operating expenses as a percentage of net operating revenues without inter-company eliminations:

	Three-Month Period		Three-Month Period
	Ended March 31,		Ended March 31,
	2022	2021	2022	2021

	(%)		(R$million)
Revenues
Electricity sales:
Generation	70.9%	69.8%	6,599	5,898
Transmission	46.2%	47.2%	4,304	3,991
Other operating revenues	2.2%	2.1%	205	177
Taxes on revenues	(12.7)%	(13.3)%	(1,182)	(1,125)
Regulatory charges on revenues	(6.6)%	(5.8)%	(616)	(487)
Net operating revenues	100.0%	100.0%	9,310	8,454

Expenses
Operating expenses	(73.9)%	(64.9)%	(6,876)	(5,483)
Financial income/(expenses), net	5.1%	(6.9)%	478	(584)
Other revenues and expenditure	1.3%	0.0%	121	—
Gain on results of affiliated companies	5.9%	5.1%	552	430
Income before income tax and social contribution	38.5%	33.3%	3,585	2,817
Income tax	(9.3)%	(14.3)%	(869)	(1,207)
Former Net income for the period	29.2%	19.0%	2,716	1,609

Non-GAAP Financial Measures

Our computation of EBITDA, LTM EBITDA and Net Debt may not be comparable to other similarly titled measures computed by other companies, because other companies may calculate EBITDA, LTM EBITDA and Net Debt differently. The presentation of non-IFRS and non-Brazilian GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS. These measures are not audited or reviewed by our independent auditors. We urge investors to review the reconciliations of the non-IFRS financial measures presented above.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

We have disclosed EBITDA in this Form 6-K, which is considered both a non-IFRS and a non-Brazilian GAAP financial measure. A non-IFRS or non-Brazilian GAAP financial measure is any financial measure that is presented other than under all relevant accounting standards under IFRS or Brazilian GAAP. EBITDA refers to the amount derived from adding to the net income of the period taxes on profit, financial expenses net of financial income and depreciation, amortization and depletion.

Our management believes that disclosure of EBITDA provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. This is because EBITDA is generally perceived as a more objective and comparable measure of operating performance. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the different jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that EBITDA is useful as an objective and comparable measure of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.

Net Debt

We evaluate Net Debt to monitor the long-term effects of our debt on our business and to ensure compliance with financial leverage ratios. Our management reports Net Debt as additional information and should be considered in conjunction with EBITDA as Non-GAAP Financial Measures for a better understanding of our financial performance and conditions.

Last twelve-month (“LTM”) EBITDA

Our management reports LTM EBITDA as additional information and should be considered in conjunction with EBITDA as Non-GAAP financial measures for a better understanding of our financial performance and condition.

	As of and for the	As of and for the	As of and for the
	three-month period	twelve-month period	year ended
	ended March 31,	ended March 31,	December 31,
	2022	2022	2021	2020
EBITDA(1)	3,752	—	15,132	10,487
LTM EBITDA(4)	—	15,026	—	—
Net debt(2)	20,554	20,554	21,641	20,704
Net debt/EBITDA (3)	N/A	1.37x	1.43x	1.97x

EBITDA Reconciliation	As of and for the three-month		As of and for the year
	period ended March 31,		ended December 31,
	2022	2021	2021	2020
(+) Net income	2,716	1,609	5,714	6,387
(+) Income and social contribution taxes	869	1,207	5,281	565
(+) Net Financial results	(478)	584	2,056	1,672
(+) Depreciation, amortization and depletion	645	458	2,081	1,863
EBITDA	3,752	3,858	15,132	10,487

				As of and for
LTM EBITDA Reconciliation	As of and for the three-		As of and for	the twelve-month
	month period		the year ended	period ended
	ended March 31,		December 31,	March 31,
				2022 (c)-
				(b)+(a) =
	2022 (a)	2021 (b)	2021 (c)	LTM(4)
(+) Net income	2,716	1,609	5,714	6,821
(+) Income and social contribution taxes	869	1,207	5,281	4,942
(+) Net Financial results	(478)	584	2,056	994
(+) Depreciation, amortization and depletion	645	458	2,081	2,269
LTM EBITDA	3,752	3,858	15,132	15,026

	As of and for
	the three-month	As of and for
	period ended	the year ended
	March 31,	December 31,
Net Debt Reconciliation	2022	2021	2020
Financing Payable
Current
Financing, Loans and Debentures (current liabilities)	8,185	8,235	11,411
Non-Current
Financing, Loans and Debentures (non-current liabilities)	33,454	35,781	35,591
	41,639	44,016	47,002
Financing Receivable
Current
Cash and Cash Equivalent	149	193	287
Current Marketable Securities	15,305	15,641	13,670
Financing and Loans receivable (current assets)	1,423	1,252	4,749
Non-Current
Financing and Loans receivable (non-current assets)	3,772	4,592	6,176
Net Balance – Itaipu	435	698	1,416
Total	21,085	22,375	26,298
Net Debt	20,554	21,641	20,704

(1)	We calculate EBITDA by adding back the following items to our net income (loss) for the period: net financial results, income and social contribution taxes, and depreciation, amortization and depletion. EBITDA is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of operating performance. EBITDA does not have a standardized meaning, and our definition of EBITDA may not be comparable with those used by other companies. EBITDA presents limitations that limit their usefulness as a measure of profitability, as a result of them not considering certain costs arising from our business, which may affect, significantly, our profits, as well as financial expenses, taxes and depreciation. Our management considers EBITDA, notwithstanding the limitations previously mentioned, and in conjunction with other accounting and financial information available, as reasonable indicators for comparisons between us and our principal competitors on the market. These non-accounting measures are used by market participants for comparative analysis of the results of business in the sector and as an indicator of our capacity to generate cash flow, albeit with certain limitations;
(2)	We calculate Net debt as our total debt (the sum of all loans and financing payable and debentures) excluding cash and cash equivalents, loans and financing receivable and securities. Net Debt does not have a standardized meaning and our definition of Net Debt may not be comparable to Net Debt used by other companies and is not a measure of cash flow, liquidity or resources available for debt service;
(3)	We calculate Net Debt/EBITDA by dividing Net Debt by EBITDA;
(4)	We calculate LTM EBITDA by adding the following items to our net income (loss) for the last twelve months, ending in March 2022: net financial income for the last twelve months, ending in March 2022, tax of income and social contribution for the last twelve months, ending in March 2022 and depreciation, amortization and depletion of the last twelve months, ending in March 2022.

This section is an overview of our consolidated results of operations, net of inter-segment eliminations, which are discussed in greater detail with respect to each segment below.

Net Operating Revenues

Net operating revenues for the three-month period ended March 31, 2022 increased by R$973 million, or 11.9%, to R$9,181 million for the three-month period ended March 31, 2022 from R$8,208 million for the three-month period ended March 31, 2021 as a result of the factors described below.

Electricity Sales

Electricity sales for the three-month period ended March 31, 2022 increased by R$436 million, or 10.7%, to R$4,520 million for the three-month period ended March 31, 2022 from R$4,084 million for the three-month period ended March 31, 2021. This increase was mainly due to the increase in fixed revenue of the Angra 1 and 2 nuclear plants, in accordance with ANEEL Homologatory Resolution No. 3,002 of December 2021.

Provision of Electricity

Provision of electricity for the three-month period ended March 31, 2022 increased by R$218 million, or 30.3%, to R$937 million for the three-month period ended March 31, 2022 from R$719 million for the three-month period ended March 31, 2021. This increase was mainly due to increased revenues from the energy sale agreement entered into with Albras, which increased by R$143 million in the three-month period ended March 31, 2022.

Contractual Financial Revenue

Contractual financial revenue for the three-month period ended March 31, 2022 increased by R$231 million, or 9.9%, to R$2,571 million for the three-month period ended March 31, 2022 from R$2,340 million for the three-month period ended March 31, 2021. This increase was mainly due to the inflation adjustment of 2.30% based on the IPCA index during the three-month period ended March 31, 2022, which adjusts all our transmission concession agreements.

Operating Costs and Expenses

Operating costs for March 2022 increased by R$1,510 million, or 28.8%, to R$6,748 million in March 2022 from R$5,238 million in March 2021. This increase is mainly due to:

●	Operating provisions, which increased by R$965 million, or 87.4%, to R$2,070 million for the three-month period ended March 31, 2022 from R$1,105 million for the three-month period ended March 31, 2021. This increase was mainly due to the recognition of a provision for estimated losses on doubtful receivables amounting to R$886 million in relation to Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”) as it failed to make certain payments due to us in the first quarter of 2022. See “Item 3.D. Key Information—Risk Factors— Risks Relating to our Company—We may not receive all the debt that Amazonas Energia owes to us and our subsidiary, Eletronorte” for further information.
●	Fuel for electric power production, which increased by R$231 million, or 43%, to R$768 million for the three-month period ended March 31, 2022 from R$537 million for the three-month period ended March 31, 2021. This increase is mainly related to the recognition of an expense in relation to an obligation for the minimum consumption of natural gas, as well as the increase of approximately 285 GWh in energy generated by the Santa Cruz plant.

Financial Income, net

Financial income, net of financial expenses increased by R$1,062 million, or 181.8%, which resulted in income of R$478 million for the three-month period ended March 31, 2022, compared to an expense of R$584 million for the three-month period ended March 31, 2021. The variation was largely due to exchange rate variations of R$1,731 million, or 288.1%, which resulted in income of R$1,130 million for the three-month period ended March 31, 2022 compared to an expense of R$601 million for the three-month period ended March 31, 2021 due to the devaluation of the U.S. dollar against the real which impacted our loans, financing and debentures denominated in U.S. dollars in the amount of R$6,701 million. In addition, the variation was impacted by an increase in revenue from financial investments of R$251 million, or 276.0%, to R$342 million in the three-month period ended March 31, 2022 from R$91 million in the three-month period ended March 31, 2021, due to reduced profitability in 2021 and higher interest rates in 2022.

Results of Equity Method Investees

Our equity in the results of investments accounted for using the equity method increased by R$122 million, or 28.4%, to R$552 million for the three-month period ended March 31, 2022 from R$430 million for the three-month period ended March 31, 2021, mainly due to: (i) an increase of R$32 million, or 22.1%, to R$179 million for the three-month period ended March 31, 2022 compared to R$146 million for the three-month period ended March 31, 2021 in the revenues of CTEEP mainly due to the inflation adjustment applied to the RAP using the IPCA index, and (ii) an increase of R$9 million in the results of Interligação Elétrica do Madeira S.A, or 13.1%, to R$79 million for the three-month period ended March 31, 2022 compared to R$70 million for the three-month period ended March 31, 2021 also due to the inflation adjustment on transmission payments.

Other Revenues and Expenses

Other revenues and expenses for the three-month period ended March 31, 2022 increased by R$121 million, or 100%. This increase was mainly due to the fact that our Board of Directors approved the calculated value of the AIC (reimbursement of fixed assets in progress) recoverable from Ceron (currently Energisa Rondônia) in the amount of R$121 million in 2022.

Total income taxes and social contributions

The effective tax rate for the three-month period ended March 31, 2022 was 24.2% compared to 42.9% for the three-month period ended March 31, 2021. Income taxes and social contribution decreased by R$338 million, or 28%, to R$869 million for the three-month period ended March 31, 2022 from of R$1.207 million for the three-month period ended March 31, 2021. This is mainly due to the decrease in deferred taxes of R$155 million, or 66.0%, to R$80 million for the three-month period ended March 31, 2022 from R$235 million for the three-month period ended March 31, 2021. Deferred taxes were mainly impacted by the increase in the constitution of Estimated Credit Loss (ECL) of Amazonas Energia, which increased the deferred assets in the amount of R$355 million and an increase in the provision for contingencies of R$157 million.

Net Income

As a result of the factors discussed above, we recorded net income of R$2,716 million for the three-month period ended March 31, 2022 compared to net income of R$1,609 million for the three-month period ended March 31, 2021.

Results of Generation Segment

Net Operating Revenue

Net operating revenues for the generation segment increased by R$520 million, or 10.6%, to R$5,441 million for the three-month period ended March 31, 2022 from R$4,921 million for the three-month period ended March 31, 2021 as a result of the factors set out below.

Electricity Sale

Electricity sales increased by R$440 million, or 10.6%, to R$4,577 million for the three-month period ended March 31, 2022 from R$4,136 million for the three-month period ended March 31, 2021. The change in this period is mainly due to the increase in the fixed revenue of the Angra 1 and 2 nuclear plants in accordance with ANEEL Homologatory Resolution No. 3,002 of December 2021.

Operating Costs and Expenses

Operating costs and expenses for the generation segment increased by R$639 million, or 24%, to R$3,304 million for the three-month period ended March 31, 2022 from R$2,666 million for the three-month period ended March 31, 2021. This increase was mainly due to the increase of R$59 million, or 27.1%, of the electricity sale by Furnas for resale to R$277 million in the three-month period ended March 31, 2022, from R$218 million in the three-month period ended in March 31, 2021. The variation is due to price readjustments of current contracts and new short-term contracts signed.

Results of the Transmission Segment

Net Operating Revenue

Net operating revenue from the transmission segment increased by R$359 million, or 10.4%, to R$3,825 million for the three-month period ended March 31, 2022 from R$3,466 million for the three-month period ended March 31, 2021. This increase was mainly due to the inflation adjustment of 2.30% based on the IPCA index during the three-month period ended March 31, 2022, which adjusts all our transmission concession agreements.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment increased by R$118 million, or 16.0%, to R$856 million for the three-month period ended March 31, 2022, from R$738 million for the three-month period ended March 31, 2021. This increase was mainly due to the cost of construction which increased by R$52 million, or 37.1%, to R$192 million for the three-month period ended March 31, 2022 from R$140 million for the three-month period ended March 31, 2021.

Results of the Administration Segment

Operating Costs

Operating costs and expenses for the administration segment increased by R$636 million, or 30.6%, to R$2,716 million for the three-month period ended March 31, 2022 from R$2,080 million for the three-month period ended March 31, 2021. This increase is due to the Estimated Credit Loss (ECL) of R$930 million, of which R$886 million related to Amazonas Energia. This increase was partially off-set by a decreased payroll and related charges of R$163 million, or 24%, to R$517 million in the three-month period ended March 31, 2022 from R$680 million in the three-month period ended March 31, 2021 mainly due to the dismissal of personnel in connection with the Consensual Dismissal Plans in accordance with the PDNG 2022-2026.

B. Liquidity and Capital Resources

Our main sources of liquidity derive from the cash generated by our operations and from loans received from various sources, loans from third parties, including certain international agencies, and withdrawals of various investments we have made with Banco do Brasil, Caixa Econômica Federal and BNDES, with whom we are required by law to deposit any surplus cash assets. We also fund ourselves through bond offerings in the capital markets.

We require funding principally to finance the upgrade and expansion of our generation and transmission facilities and in order to repay our maturing debt obligations.

From time to time, we consider potential new investment opportunities, and we may finance such investments with cash generated by our operations, loans, issuances of debt and equity securities, capital increases or other sources of funding that may be available at the relevant time. Those funds represent a portion of the revenues we have generated from our sales of electricity and the interest we have received from our lending activities.

Sources of financing for working capital and investments in long-term assets

Our main sources of financing for working capital and investments in fixed assets in the last three years are: (i) indemnities from concessions renewed under the terms in Law No. 12,783/2013 approved by the granting authority; (ii) receivables related to the financing granted to Itaipu, (iii) our own operational cash flows; (iv) loans from domestic and international lenders; and (v) loans from international credit agencies. By way of Central Bank Resolution No. 3,284 of May 25, 2005, it was established that any investment of resources resulting from revenues of public companies or mixed economy companies of the Indirect Federal Management can only be made in extra-market investment funds administered by the Federal Savings Bank and by Banco do Brasil S.A., so we and our subsidiaries invest their resources in extra-market funds backed by primarily long-term government bonds, use of which considers both the short-term corporate investment program, as well as the maintaining of our operating cash position.

We mainly use our capital resources to (i) pay debt (including renegotiated debt); (ii) fund the improvement and expansion of our generation and transmission projects; and (iii) fund our participation, through our subsidiaries, in public bidding processes for new transmission lines and new generation agreements, since, if we succeed in any of these bidding processes, we will need additional resources to fund the required investments to expand the applicable operations.

Some of our loans, financing and debenture agreements in the local market contain covenants and restrictive clauses. Our main covenants related to financial ratios refer to compliance with certain levels of these ratios: (i) Net Debt to EBITDA; (ii) Debt Service Coverage Ratio - ICSD; (iii) among others on a smaller scale existing in the contracts.

Our main financial covenants related to: (i) changes of corporate control; (ii) compliance with licenses and authorizations; and (iii) limitations on significant sale of assets.

However, not all of our and our subsidiaries’ debt agreements contain covenants, including covenants relating to financial ratios. Our debt agreements reflect market conditions, calculation protocols and limits negotiated on a case-by-case basis based on the particular circumstances of each company of our group and contractual negotiations carried out at the time of the financing.

Our main uses of funds in the three-month period ended March 31, 2022, were for investments in the amount of R$523 million (R$522.3 million as of three-month period ended March 31, 2021) and net cash used in investing activities of R$91 million (R$742 million as of three-month period ended March 31, 2021). We meet these requirements with (1) cash and cash equivalents R$18,717 million, and (2) long-term financing totalling R$33,454 million. Our management believes that we have sufficient sources of liquidity to meet our present financial commitments through the combined use of our operating cash flow, the receipt of indemnities already approved by the grantor as a result of Law No. 12,783/13, our issuances of debentures, and proceeds from loans and financings already contracted.

Short-Term Debt

Our outstanding short-term debt serves many purposes, including supporting our working capital. As of March 31, 2022, our total short-term debt, including accrued interest, amounted to R$8,185 million, compared to R$8,235 million as of December 31, 2021.

Long-Term Debt

Our outstanding long-term debt consists primarily of loans from financial institutions and debt securities issued in the international capital markets. As of March 31, 2022, our consolidated long-term debt was R$33,454 million compared to R$35,781 million as of December 31, 2021. Some of our short-term and long-term debt contain financial covenants.

As of March 31, 2022, we are in compliance with all loans, financing and debentures owed by us and our subsidiaries.

Cash Flows

	For the Three-Month
	Period Ended
	March 31,
	2022	2021

	(R$millions)
Net Cash Flows from Operations:
Provided by operating activities	1,684	3,270
Provided by investing activities	(91)	742
Used in financing activities	(1,636)	(4,007)
Total operations	(43)	5

Cash Flow from Operating Activities – Continued Operations

Our cash flows from operating activities primarily result from:

●	the sale and transmission of electricity to retail and wholesale customers at fixed prices;
●	the payment of financial charges;
●	amounts received from allowed annual revenue;
●	the payment of income taxes and social contributions;
●	amounts received from financial assets;
●	amounts received from the remuneration of investments in ownership interests;
●	income received from investments in equity securities;
●	the payment of legal provisions;
●	judicial contingencies; and
●	restricted deposits for legal proceedings in cases where we are a plaintiff in a proceeding and are ordered to pay a deposit to the relevant court.

Cash flows from operating activities have been sufficient to meet operating and capital expenditures requirements during the periods under discussion.

In the three-month period ended March 31, 2022, our cash flows from operating activities decreased by R$1,586 million. This is mainly due to a decrease of: (i) R$308 million in payments of obligations with suppliers, (ii) R$909 million in amounts received from RAP and indemnities, (iii) R$286 million in receipt of remuneration of investments in ownership interests, and (iv) R$201 million in customers. These effects were partially offset by an increase of R$415 million in securities and restricted deposits related to the revision of estimates due to the evolution of decisions in the execution and settlement phase of legal proceedings and R$545 million in marketable securities.

Cash Flows from Investing Activities – Continued Operations

Our cash flows from investing activities primarily reflect:

●	investment acquisitions (being partnerships) that we enter into with third parties in the private sector in relation to the operation of new plants;
●	acquisition of fixed assets (primarily investments in the equipment necessary for operational activities);
●	receivables from loans and financing;
●	acquisition of intangible assets;
●	capital increase investment in equity investments; and
●	acquisition of contractual assets.

In the three-month period ended March 31, 2022, our cash flows from investing activities decreased by R$833 million, or 112.3%, to R$91 million of cash flows used in investing activities in the three-month period ended March 31, 2022 from R$742 million in the three-month period ended March 31, 2021. This variation was largely due to the decrease in amounts received from loans and financings of R$845 million, or 69.7%, to R$368 million in the three-month period ended March 31, 2022 from R$1,213 million in the three-month period ended March 31, 2021.

Cash Flows from Financing Activities – Continued Operations

Our cash flows used in financing activities primarily reflect payments we make on short-term and long-term loans and financing.

Our cash flows used in financing activities decreased by R$2,371 million, or 59.2%, to R$1,636 million in the three-month period ended March 31, 2022 from an outflow of R$4,007 million in the three-month period ended March 31, 2021. This variation was largely due to the decrease in the payment of remuneration to shareholders in the amount of R$2,312 million, or 100%, to R$0,2 million in the three-month period ended March 31, 2022 from R$2,312 million on the three-month period ended March 31, 2021.

Capital Expenditures

As set out in the table below, we invested R$522.56 million in the three-month period ended March 31, 2022 in expansion, modernization, infrastructure and environmental quality, among others. Over the same period, we invested R$239.08 million in our generation segment, R$239.83 million in our transmission segment and R$43.65 million in infrastructure and environmental quality.

Nature of Investments	March 31, 2022	December 31, 2021

	(R$millions)
Generation	142.36	1,502.17
Transmission	87.40	1,163.53
Maintenance - Generation	96.72	673.63
Maintenance - Transmission	152.43	191.44
Other (Research, Infrastructure and Environmental Quality)	43.65	528.24
Subtotal Own Investments	522.56	4,059.01

Generation	—	110.98
Transmission	—	507.79
Subtotal SPEs	—	618.77
Total	522.56	4,677.78

Our core business is the generation and transmission of energy, and we intend to invest in these segments in the upcoming years.

Generally, companies are selected for the construction of new generation units and transmission lines through a tender process or purchase of interests in existing projects. Accordingly, it is difficult to predict the precise amounts that we will invest in these segments going forward. We invested R$239.83 million in the transmission segment through direct investments of our subsidiaries, which represented approximately 93% of our budget for direct investments for the first quarter of 2022, aiming to modernize and automate the energy transmission system in Brazil. The difficulty of making all planned investments in the transmission segment, including maintenance, was a reflection of the COVID-19 pandemic, due to supplier delays, problems with labor due to preventive measures being implemented in light of the COVID-19 pandemic, and high foreign exchange rates, impacting bids and the granting of environmental licenses. In addition, we made investments in our generation segment in the amount of R$239.08 million in the three-month period ended March 31, 2022, representing 44% of the total budget for direct investments for the first quarter of 2022. In particular, we invested R$105.85 million at our Angra 3 Nuclear Power Plant, which represented approximately 105% of the total budget for 2022. These investments finance the resumption of construction works at the Angra 3 plant. We made these payments through contributions made by our holding company. The non-execution of investments in the generation segment was a reflection of the COVID-19 pandemic, due to delays in bidding processes, the execution of contracts and the slow pace of execution of third-party services already contracted, difficulties in the supplier market, delays receiving price quotes, lack of raw materials, and delays in the delivery of imported equipment and components, as well as prioritization of operational maintenance activities.

Our capital expenditures for fixed assets and intangible assets for the three-month periods ended March 31, 2022, and 2021, were R$275 million and R$307 million, respectively.

OTHER INFORMATION

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K/A, including our Interim Consolidated Financial Statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our 2021 Form 20-F, May 6-K and this Form 6-K/A. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our shares and ADRs may decline and you could lose part or all of your investment. We have described below certain risks that reflect substantive changes from the risks described in the May Form 6-K.

An arbitral award against SAESA and certain shareholders of MESA could result in Furnas acquiring a majority of the voting and total capital of MESA, which could trigger significant obligations for us and materially affect our financial condition and results of operations.

Through our subsidiary Furnas, we own 43.06% of the capital stock of MESA, the wholly owned parent of SAESA, which, in turn, holds the concession to operate the Santo Antônio Plant. As of March 31, 2022, the other shareholders of MESA were: (i) Novonor (18.25%); (ii) FIP (19.63%); (iii) SAAG (10.53%); and (iv) CEMIG (8.53%). In 2018, MESA’s shareholders entered into the MESA Shareholders’ Agreement, that provides for a mutual obligation for all shareholders to participate in any capital increase of MESA.

Due to delays in the commencing of operations, SAESA filed an arbitration before the ICC as described in “Item 8—Financial Information—Litigation—Arbitration Relating to Santo Antônio” of our 2021 Form 20-F and “—Item 2. Legal Proceedings—Arbitration Relating to Santo Antônio” herein. On February 7, 2022, the Arbitral Tribunal notified the parties about its award recognizing the ineffectiveness of the “Terms and Conditions” and ordering SAESA to pay CCSA and other parties R$1,563 billion (based on the value from October 2021), of which GICOM (as defined below) has enforced its right with the São Paulo Court of Justice to receive R$645 million. In addition, SAESA was also ordered to pay R$8.8 million as reimbursement for the costs of the arbitration.

MESA held an extraordinary shareholders’ meeting on April 29, 2022, where the shareholders approved the Capital Increase (as defined below), and (ii) a pre-emptive rights period of 30 days for subscription of the Remaining Shares (as defined below). On May 24, 2022, the Board of Directors of Furnas approved, and on May 25, 2022, our Board of Directors approved (i) the full exercise by Furnas of its subscription rights in connection with 5,494,950,237 New MESA Shares; and (ii) the subscription by Furnas of any Remaining Shares not subscribed by the other shareholders by such date. On May 31, 2022, Furnas (i) exercised its pre-emptive right to subscribe for its portion of New MESA Shares; and (ii) expressed its interest in subscribing any Remaining Shares that are not subscribed by the other MESA shareholders on such date. On June 2, 2022, Furnas subscribed for 5,494,950,237 New MESA Shares for consideration totaling R$681 million.

If the other shareholders of MESA decide not to exercise their pre-emptive rights with respect to the New MESA Shares, Furnas is expected to hold 72.36% of MESA’s total and voting share capital after the Capital Increase. In this case:

(1)	Consolidation of MESA. Considering that the remaining shareholders of MESA did not exercise their pre-emption rights in relation to the New MESA Shares and Furnas subscribes all the Remaining Shares, we (through Furnas) will, in accounting terms, be considered the controlling shareholder of MESA and, consequently, of SAESA, as of the date of subscription of the Remaining Shares. In this event, we will consolidate SAESA’s assets and liabilities in our financial statements, which will initially record the fair values as of the date of acquisition, in accordance with IFRS 3, including the intangible concession (right of exploration of the Santo Antonio Plant). In addition, the results will be consolidated, and 72.36% of the profit or loss of SAESA will also be recorded as part of the profit or loss attributable to our controlling shareholders. In accordance with IFRS 3, we will have twelve months after the date of the final acquisition of control to carry out the final evaluations and distributions of the fair value of the assets and liabilities derived from this transaction. Based on the allocation of the acquisition cost of MESA, and consequently SAESA, we might record goodwill, which will be subject to an impairment test as of the date of subscription of the Remaining Shares, which could have a negative effect on our financial results.

Further, we and/or Furnas in respect of the BNDES and Onlending Agreements and SAESA’s other financial agreements (as applicable), guarantee the obligations assumed by SAESA under these agreements up to the Limit (as defined below).

Under these agreements, if there is a change in Furnas’ participation in the share capital of MESA, the Limit will be adjusted to reflect this change. Accordingly, assuming an increase in Furnas’ participation in the share capital of MESA as a result of Furnas subscribing the Remaining Shares (should the other shareholders not exercise their pre-emptive rights), the Limit will increase from 43.06% to 72.36%, significantly increasing Furnas’ exposure, and, consequently, our exposure to SAESA’s debt obligations. Furthermore, any collateral pledged by Furnas under these financial contracts of SAESA – e.g., a pledge of all its shares of MESA – must also be adjusted proportionally to take into account this potential increase in Furnas’ participation in the share capital of MESA.

(2)	Change in Control of MESA. The BNDES and Onlending Agreements provide that any act which impacts or may impact the transfer of shareholding control of MESA or change the controlling shareholder of MESA, under the provisions of article 116 of Law No.6,404, of December 15, 1976, as amended, must be submitted for approval by BNDES, Banco da Amazônia S.A. and/or Banco Santander (in its capacity as representative of the Onlending Agents and/or the Supplementary Onlending Agents).

If MESA and SAESA do not obtain the necessary waivers in respect of the potential change of control of MESA, BNDES, Banco da Amazonia S.A., the Onlending Agents and/or the Supplementary Onlending Agents could declare their respective loans under the BNDES and Onlending Agreements due and payable, which could result in cross defaults or cross accelerations of the majority of Furnas’ debt, and, in turn, cross defaults or cross accelerations of the majority of our debt, including as a result of us and/or Furnas being called upon to honor our respective guarantees under the Furnas and SAESA indebtedness.

(3)	Restriction on the Exercise of Control by Furnas in MESA. As long as the MESA Shareholders’ Agreement remains in effect, Furnas may face difficulties in fully exercising its control over MESA. This is due to the fact that the MESA Shareholders’ Agreement establishes qualified quorums for the approval of certain matters at shareholders’ meetings (100%, 70% or 60% of the capital stock of MESA) and at meetings of the board of directors (70% or 60% of the members of the board of directors of MESA), in addition to establishing that the majority of the board of directors must consist of members appointed by Novonor, SAAG and FIP. For additional information, see “Recent Development—MESA Capital Increase” below.
(4)	Limitations on ownership. The MESA Shareholders’ Agreement also provides that (i) during the duration of any legal or regulatory restrictions, or (ii) until prior approval under the financing is obtained, MESA’s shareholders that are considered as being controlled, directly or indirectly, by state controlled entities, cannot own, jointly or individually, more than 49% of the voting capital of MESA. In the event that any of these shareholders exercise their right to subscribe shares of MESA, and such subscription leads such shareholder holding, individually or jointly, more than 49% of the voting capital of MESA, and this would result in such shareholder having control over MESA, and such shareholder must dispose of their subscription right within 45 days. Within this period any corresponding voting right will be suspended until the effective payment.

Until a new shareholders’ agreement is entered into, the provisions of Article 10 of the MESA Shareholders' Agreement will continue to be in force and require (i) the shareholders to offer to the other shareholders of MESA: (a) the MESA Shares (as defined below), or (b) any securities issued by MESA that are convertible into MESA Shares or that grant subscription rights for MESA Shares, in both cases to be or become owners of such shares in case a certain shareholder wishes to transfer its shares at any time, directly or indirectly, in any form and in whole or in part, (ii) FIP to previously offer to MESA’s other shareholders the MESA Shares owned by them, should any shareholder of FIP wish to transfer, in a non-diluted manner, the FIP quotas held by them: (a) that represent more than 5% of the total quotas issued by FIP, and (b) to an intending acquirer that is an individual and/or legal entity that is in any way a direct or indirect competitor of MESA and/or an individual or legal entity understood as an entity of any nature that directly or indirectly participates in the control or controlling group of any company that is a competitor of MESA, and (iii) that confer the shareholders the tag-along rights in the event of a third party offer for the MESA Shares and/or MESA’s securities to any of MESA’s shareholders that results in the direct or indirect transfer of control of MESA or SAESA, interpreted as being more than 50% of the voting capital of MESA or SAESA.

The BNDES and Onlending Agreements state that the MESA Shareholders’ Agreement must not be amended without the prior express approval of BNDES, Banco da Amazônia S.A. and/or Banco Santander (in its capacity as representative of the Onlending Agents and/or the Supplementary Onlending Agents), as the case may be.

If MESA and SAESA do not obtain the necessary waivers in relation to the rescission of the MESA Shareholders’ Agreement in the manner described above, BNDES, Banco da Amazonia S.A., the Onlending Agents and/or the Supplemental Onlending Agents could declare their respective loans under the BNDES and Onlending Agreements due and payable, which could result in cross defaults or cross accelerations of the majority of Furnas’ debt, which in turn would trigger cross defaults or cross accelerations of the majority of our debt, including as a result of us and/or Furnas being called upon to honor our respective guarantees under the Furnas and SAESA indebtedness.For further information, see “Item 8—Financial Information—Litigation—Arbitration Relating to Santo Antônio” in our 2021 Form 20-F and “Recent Developments—MESA Capital Increase” below.

Our Proposed Privatization is subject to a corporate reorganization and various other conditions precedent. If we are not able to comply with these steps or if there is not sufficient market interest in our Global Offering and we are not able to achieve our Proposed Privatization, our future prospects and ADR prices may be adversely affected.

On July 12, 2021, Law No. 14,182 was enacted, establishing the guidelines for our Proposed Privatization. Subsequently, certain CPPI and CNPE resolutions set out the following principal conditions precedent for our Proposed Privatization:

(i)	payment to the Brazilian Government for the granting of new contracts as a replacement for certain of our existing generation concessions to be made from the net proceeds of the proposed Global Offering of shares and ADRs;
(ii)	a corporate restructuring, in order for the Brazilian Government to maintain its direct or indirect control over Eletronuclear and Itaipu;
(iii)	continued payment of membership contributions to Cepel, for six years from the settlement date of the Global Offering;
(iv)	approval, by our shareholders, of projects to revitalize water resources and reduce power generation costs; and
(v)	amendments to our bylaws to prevent any shareholder or group of shareholders (including ADR holders) from exercising voting rights with respect to more than 10% of our voting shares, as well as the inclusion of a golden share to be issued to the Brazilian Government to allow it to veto any changes to these new provisions of our bylaws.

See “Item 4.A. History and Development—Proposed Privatization” for further information about our Proposed Privatization.

If we are not able to fulfill these conditions precedent or, if at the time, we launch our Global Offering of shares and ADRs, there is not sufficient investor demand to dilute the direct or indirect interest of the Brazilian Government to a maximum of 45%, we will not be able to complete our Proposed Privatization, and then our future prospects and our share and ADR prices may be adversely affected. In addition, we would have already incurred considerable costs in relation to advisers, legal counsels, independent auditors, and others as part of this process.

Also, if any of the conditions precedent are fulfilled after the commencement of the Global Offering, the Brazilian Government will no longer control us, however, the privatization process will not be concluded. In this event, all approved and executed acts that are conditioned to the conclusion of our Proposed Privatization will only become effective after fulfilment of all conditions precedent. During this period, it will be unclear whether the public or private legal regime applies to us, which could create uncerting about the hiring regime for our new employees, the need to carry out certain service contracting through public binding, the applicability of the Brazilian Bankruptcy Law, among others, and, accordantly, could adversely affect our business, commercial strategy and financial operations.

In addition, our bylaws as approved at the extraordinary general meeting of our shareholders held on February 22, 2022 will establish certain restrictions intended to (i) avoid the concentration of more than 10% of our voting capital in a single shareholder or a small group of shareholders; and (ii) oblige any shareholder or group of shareholders that hold, directly or indirectly, in aggregate more than 30% or 50% of our voting capital to return to levels below those percentages within 120 days. However, as these changes to our bylaws will only become effective once all the conditions to our Proposed Privatization are satisfied, there is a risk that a shareholder or group of shareholders may make a public offer for all our common shares (poison pill) in the period between completion of the Global Offering and our effective privatization. See “Item 4A. History and Development—Proposed Privatization—Amendment to our Bylaws” and “Item 10. Additional Information—Bylaws” of our 2021 Form 20-F for further information.

Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized or depreciated, may not be sufficient to cover those investments.

Pursuant to Law No. 12,783/2013, by agreeing to the renewal of our generation and transmission concessions which were due to expire between 2015 and 2017, we agreed to receive certain payments as compensation for the unamortized, undepreciated portion of our assets that relate to the renewed concessions. The amount of any payments to be received following the renewal of our transmission concessions may not be sufficient to cover our investments in these concessions, which we made to ensure continuity and modernization of service. Further, we cannot estimate when and on what terms we will receive indemnity payments for our generation concessions or if the amount will be sufficient to cover our investments in these concessions.

We have filed claims with ANEEL for our renewed transmission concessions, the RBSE assets and the RBNI assets. The indemnification relating to the RBNI assets was paid in installments between 2013 and 2015, at a book value of approximately R$8.1 billion, as of December 31, 2012. Between 2015 and 2016, ANEEL approved the indemnity payment in respect of the RBSE’s assets at a book value of approximately R$17.6 billion, as of December 31, 2012. The RBSE amounts were included in the transmission tariff as of July 2017. This amount has been challenged in court, which has delayed the timing of payment to us. As a result, in 2017, part of the compensation was excluded by ANEEL due to judicial injunctions. However, these injunctions were subsequently revoked, and the compensation was included in the revenue of the transmission companies as of 2020.

On April 22, 2021, ANEEL’s executive board approved a proposal for the re-profiling of RBSE’s financial component. This decision assumes a reduction in the payment curve of these amounts between July 2021 and June 2023, and an increase in the flow of payments after July 2023, extending these installments until July 2028. As a result, this new payment structure has already impacted our short-term cash flows by approximately R$8.0 billion.

Subsequently, after ANEEL’s decision on April 22, 2021, users of the transmission system submitted requests for reconsideration, alleging that they identified inconsistencies in the values approved by the agency. The ANEEL's Tariff Management Superintendency already analyzed these requests for reconsideration and issued a non-binding technical note on June 2, 2022 (Technical Note No. 85/2022-SGT/ANEEL), in which the Superintendency recommends that the ANEEL Board approve changes to the methodology for calculating the financial component of the RBSE. We cannot predict when and how the ANEEL Board of Executive Officers will rule on these requests for reconsideration nor if they will agree with the provisions of Technical Note No. 85/2022-SGT/ANEEL. If ANEEL's Board of Executive Officers decides to ratify this recommendation, it may further impact our transmission revenues and, consequently, our cash flows.

Regarding our generation concessions, certain of our subsidiaries filed requests with ANEEL, between 2014 and 2015, in accordance with Decree No. 7,850/2012 and ANEEL Normative Resolution No. 596/2013. We recorded these assets at their historical value, since the form of realization of these components has not yet been defined, in a total amount of approximately R$1.5 billion, as of December 31, 2021.

On August 2, 2021, as a result of Public Hearing 03/2019, ANEEL published Resolution No. 942/2021, amending Resolution No. 596/2013, and establishing a methodology for valuing the residual indemnities, which relates to differences between the basic and the executive project and the deadline for delivering the evaluation reports that should be sent by Chesf, Furnas and Eletronorte. ANEEL will carry out an administrative review process to evaluate the information presented in these reports and, once this process is completed, the final amount will be ratified. There is still no conclusion regarding the actual reimbursement, which must be concluded through a decision and recognition by the granting authority through a legal act. Additionally, no regulation has been enacted that governs the discounting of amounts relating to investments for improvements (GAG Melhoria) from this portion of compensation. This regulation is expected to be enacted at the time of the RAG methodology review, which is expected to take place in 2023. There can be no assurance however, that such review will take place in 2023 or a later date.

If our Proposed Privatization is consummated, most of our generation concessions will be subject to the independent power production regime. According to CNPE Resolution No. 15/2021, the decommissioning percentage will be twenty percent per year, as of January 1, 2023, for a five-year period in respect of the full implementation and establishment of the independent production regime for the quota-holding plants. Energy granted by the Tucuruí, Curuá-Una and Mascarenhas de Moraes hydroelectric plants will be available as of the granting of the new concession agreements and will not be subject to this transitional rule. However, we will no longer be entitled to receive indemnification payments for these plants if we enter into the new concession agreements upon our Proposed Privatization. In the event we do not receive such indemnification payments, our results of operations and financial condition may be materially adversely affected.

The grant of certain generation concessions within respect to our Proposed Privatization exposes us to certain risks that could adversely affect our business.

Pursuant to the Eletrobras Privatization Law, if our Proposed Privatization is consummated, we will be entitled to enter into new concession agreements for the plants Itumbiara, Sobradinho, Tucuruí, Mascarenhas de Moraes, and Curuá-Una, as well as for 17 other plants, which are currently operating under a “quota regime.” The law also provides that most of these concessions will be phased into the “independent power production regime” over a five-year term. Under this regime, we will have to assume and manage all hydrological risks and related costs for a thirty-year term. Also, as consideration for the new concession agreements, our subsidiaries must pay a concession bonus equivalent to part of the additional economic benefits we will receive as a result of these new contracts. According to the CNPE, this benefit totals R$67.1 billion. The concession bonus was stipulated as R$25.4 billion, which we must pay to the Brazilian Government after the settlement of our Global Offering. In the event we fail to pay these amounts, the new concession agreements may be subject to forfeiture, which would result in the loss of these concessions and which in turn would have a material adverse effect on us.

Additionally, we will have to pay R$32.1 billion to the CDE Account, with a R$5.0 billion payment becoming due within 30 days of signing the new concession agreements and the remainder being paid over a twenty five-year period. Further, over a ten-year period, we will have to contribute R$8.8 billion for the continuing revitalization of the São Francisco and Parnaíba rivers basins, to reduce energy generation costs in the Brazilian territory known as the “Legal Amazon” and for certain projects in the areas surrounding the plants of our subsidiary Furnas. As established in the Eletrobras Privatization Law, we will be waiving the right to receive indemnification payments related to our current concession agreements when we execute the new concession agreements. If our further privatization is not consummated, it is unclear if, how and when we will receive such indemnification payments. See “—Risks Relating to our Company—Indemnification payments for investments in concessions renewed pursuant to Law No. 12,783/2013, which were not yet amortized or depreciated, may not be sufficient to cover those investments” for further details.

The macroeconomic and industry-specific assumptions used by the Brazilian Government to calculate the concession bonus may not be correct or accurately reflect actual conditions in the coming years. In addition, the cash flows from our operations or our available credit lines may not be sufficient to honor each of our capital obligations under the terms of our Proposed Privatization and we may incur significant indebtedness, which may impair our ability to raise funds in the future.

According to the applicable law, the execution of the new concession contracts will be notified by ANEEL, and we will have up to 15 days following this notification to enter into the contracts. However, it is currently unclear when ANEEL will ask us to sign the new concession agreements, which may adversely affect us.

In April 2022, the MME approved a change to the draft concession agreements to be entered into if our Proposed Privatization is consummated, pursuant to Administrative Proceeding No. 48330.000034/2022 11. The new draft was prepared considering TCU’s recommendation (Decision No. 296/2022) and CNPE’s Resolution No. 30/2021. Under the new terms we will be subject to two additional obligations: (i) to prepare and submit to ANEEL technical and economic feasibility studies in order to identify the optimal exploitation of hydropower plants potential (“aproveitamento ótimo do potencial hidrelétrico”), within 36 months of the execution date of the new concession agreements; and (ii) to implement the optimal exploitation of hydropower plants potential, if economically feasible, within 136 months from the execution date of the new concession agreements. These new obligations may result in additional costs to be borne by us and, any potential non-compliance, may result in the forfeiture of the new concessions.

Our generation and transmission activities are regulated and supervised by ANEEL. Our business could be adversely affected by regulatory changes or by termination of the concessions prior to their expiration dates, and any indemnity payments for the early terminations may be less than the full amount of our investments.

Pursuant to Brazilian law, ANEEL has the authority to regulate and supervise the generation and transmission activities of energy concessionaries, including investments, additional expenses, tariffs, and the passing of costs to customers, among other matters. Regulatory changes in the energy sector are hard to predict and may have an adverse impact on our business.

Concessions may be terminated early through expropriation, forfeiture, or mandatory transfer of control by the concessionaire. Granting authorities may expropriate concessions in the interest of the public as expressly provided for by law, in which case granting authorities carry out the service during the concession period. A granting authority may declare the forfeiture of concessions after ANEEL and/or the MME conduct an administrative procedure and declare that the concessionaire (i) did not provide properly service or failed to comply with the applicable law or regulation; (ii) lost the technical, financial, or economic conditions required to provide the service properly; and/or (iii) did not make payment in respect of fines charged by the granting authority. Law No. 13,360/2016 sets forth that the concessionaire can submit a change of control plan as an alternative to the termination of the concession.

On October 29, 2019, a working group established by the MME to modernize the energy sector released a report on modernization measures that should be adopted or studied. These measures include pricing, market opening, capacity market coverage and energy separation, implementation of new technologies, enhancement of the Reallocation of Energy Mechanism, and sustainability of transmission. The changes under study may require legal or regulatory modifications. In 2020, the Brazilian Government enacted Law No. 14,120/2021, seeking to strengthen the opening of the Free Market for the sale of electricity and, among other measures, introducing significant improvements in the efforts to modernize the electricity sector led by the Brazilian Government. Any of these changes could materially affect our financial condition and results of operations.

Further, ANEEL analyses in the context of request for new licenses, the background of the interested party and its economic group regarding its conduct and penalties imposed in connection with other projects (authorizations and concessions), pursuant to Article 16 of ANEEL Normative Resolution No. 876/2020. The accreditation requirements generally provided for in public bidding auctions, which may hinder the participation of agents that have a history of (i) delays in construction milestones/penalties applied for this reason in previous years and (ii) forfeiture of concession agreements, due to non-compliance with the legislation. Given the existence of administrative proceedings involving the revocation of concession agreements and the execution of performance bonds (against PCH Santo Cristo and CGT Eletrosul), we and our subsidiaries may face difficulties in fulfilling the requirements of future bidding procedures.

Also, there is no specific regulation issued by ANEEL regarding nuclear power plants, which are currently subject to authorization by the CNEN only. The subject is currently under analysis by ANEEL. In the event ANEEL enacts specific regulation for nuclear power generation, such regulation may require additional investment or operational adjustments by us or Eletronuclear to comply with such new regulation, which may affect our financial results.

Our Proposed Privatization may be challenged, which could delay or prevent its consummation, as well as complicate our ability to maintain our market share. In addition, there is speculation that certain politicians may propose to reverse the Proposed Privatization, if consummated.

The model and other aspects of our Proposed Privatization, such as the corporate restructuring described above, as well as the legislative process that resulted in the enactment of Law No 14,182/2021, could be challenged by regulatory bodies, consumer groups, or others or be suspended by Brazilian courts, which could delay or even prevent the completion of our Global Offering and have adverse legal and reputational effects on us. The corporate restructuring, especially the change of control of Eletronuclear, may be challenged in court. Accordingly, the Brazilian courts or regulatory bodies may require us to make additional adjustments to the structure of our Proposed Privatization, which may impede or delay our Proposed Privatization. Similarly, the decisions of these Brazilian courts or regulatory bodies in favor of our Proposed Privatization could be challenged and questioned after the consummation of our Proposed Privatization. Up to this moment, there are twenty-seven ongoing lawsuits challenging in court the model of our Proposed Privatization litigations. See “Item 4.A. History and Development—Proposed Privatization” as well as “Item 8.A. Consolidated Financial Statements and Other Information—Litigation—Legal Proceedings Relating to Our Privatization Process” for further information about legal proceedings related to our Proposed Privatization.

In addition, the Brazilian Government’s decision to proceed with our Proposed Privatization may be affected by market conditions and political decisions, which could adversely impact our Global Offering and business. Potential presidential candidates, as well as other politicians, are campaigning against our Proposed Privatization. As a result, if our Proposed Privatization is consummated, the Proposed Privatization could be challenged by opposition parties as a result of the upcoming elections and the Brazilian Government could regain voting control over us. If our Proposed Privatization is not consummated or subsequently challenged, we may struggle to raise capital and maintain our investments and our current market share.

We may not receive all the debt that Amazonas Energia owes to us and our subsidiary, Eletronorte.

In April 2019, we completed the transfer of control of our former subsidiary Amazonas Energia. At that time, Amazonas Energia owed us R$3.9 billion. Additionally, as of the same date, Amazonas Energia also owed R$0.4 billion to Amazonas GT in respect of the purchase of energy, totaling approximately R$4.3 billion of exposure to our economic group.

Between September 2019 and June 2021, Amazonas GT and Amazonas Energia entered into four debt confirmation agreements (“CCDs”) in the total amount of R$2.3 billion in order to renegotiate the debts. As of December 31, 2021, Amazonas Energia’s total debt with Eletronorte (which incorporated Amazonas GT in July 2021) was R$1.5 billion.

The original debt that Amazonas Energia owed us continues to be R$3.9 billion as of the date of this annual report. In October 2021, we entered into a new agreement with Amazonas Energia for R$435 million relating to fixed assets in progress (AIC). ANEEL recognized this agreement as part of Amazonas Energia’s remuneration structure, as well as approved the revised tariff in November 2020, which was not considered in the valuation of Amazonas Energia during the sales process. As a result, Amazonas Energia’s debt with us as of December 31, 2021, amounted to R$4 billion.

As of December 2021, Amazonas Energia stopped paying interest and principal on the contracts that renegotiated its debts, which ended the grace period. Accordingly, as of December 31, 2021, Amazonas Energia has not paid us the monthly installments due of approximately R$50 million, of which R$28 million represents interest and R$22 million represents principal. These amounts are outstanding as of the date of this annual report.

Accordingly, our exposure to Amazonas Energia increased to R$6.2 billion as of December 31, 2021 from the R$4 billion originally owed. This significant increase in the debt is due to the non-payment of interest and principal on the financings, the non-payment of the installments under the CCDs and the existing energy debts owed to Eletronorte.

Considering Amazonas Energia’s recent default with us and Eletronorte, and the current amount of the debt it owes us, there is a possibility that it will not be able to honor all of its debt obligations to us under current conditions. If these payment delays continue and we do not receive the amounts owed to us and Eletronorte, our financial condition may be adversely affected.

We may be exposed to behaviors that are inconsistent with our ethics and compliance standards. If we fail to prevent, detect or remediate such behaviors in a timely manner, we may be adversely impacted.

Our relationships, including the relationship with our stakeholders, are guided by our Code of Ethical Conduct and Integrity and our other compliance policies. We have also implemented actions and internal controls aimed at avoiding fraud and corruption-related risks, particularly focused on relationships with third parties considered critical from an integrity standpoint. However, due to the size of our supply chain, the number of subsidiaries, and SPEs under our responsibility, and considering that these companies have significant autonomy to operate, we may be unable to control all possible irregularities that could result in a breach of our ethics and compliance standards as well as violations of the FCPA and the Brazilian Anticorruption Law. One of the factors that led us to reinforce our compliance policies is the fact that, in the past, our systems were not sufficient to mitigate such risks, which resulted in us having to pay indemnities and penalties in Brazil and the United States. In addition, we cannot guarantee that they will not engage in irregular practices. Any such irregularities could have a material adverse effect on our results and financial condition if not detected in a timely manner.

Additionally, despite the controls we have in place, employees and managers - whether at the level of our holding company, subsidiaries, SPEs or suppliers, or any other counterparties with which we do business - may engage in fraudulent activities, corruption, or bribery, disregarding or bypassing internal controls and processes. Such conduct, whether actual or perceived, could cause damage to our reputation, which could reduce confidence in us, limit our ability to obtain credit, and lead to a material adverse effect on our financial condition and results of operations.

If any of our assets are deemed assets dedicated to providing an essential public service, they will not be available for liquidation and will not be subject to attachment to secure a judgment. Moreover, if the Proposed Privatization is consummated, we will no longer be a state-controlled company and will be subject to the Brazilian Bankruptcy Law.

Law No. 11,101/2005, as amended (the “Brazilian Bankruptcy Law”) governs judicial recovery, extrajudicial recovery, and liquidation proceedings and replaces the judicial debt reorganization proceeding known as reorganization with judicial and extrajudicial recovery. The law also states that its provisions do not apply to government-controlled and mixed capital companies such as our subsidiaries and us. However, the Brazilian Federal Constitution establishes that mixed capital companies, which operate a commercial business, will be subject to the legal regime applicable to private corporations in respect of civil, commercial, labor and tax matters. Whether the application of the Brazilian Bankruptcy Law would apply to state-controlled companies (including mixed capital companies) is currently subject to an Extraordinary Appeal (case No. 1.249.945/MG) filed before the STF, thus we cannot assure whether the provisions relating to judicial and extrajudicial recovery and liquidation proceedings of the Brazilian Bankruptcy Law would apply to us.

Furthermore, we believe that a substantial portion of our assets, including our generation assets and our transmission network, would be deemed by Brazilian courts to be related to providing an essential public service. Accordingly, these assets would not be available for liquidation or attachment to secure a judgment. In either case, these assets would revert to the Brazilian Government pursuant to Brazilian law and our concession agreements. We cannot assure you that any compensation we receive for such assets would be equal to the market value of the assets and, accordingly, our financial condition may be affected.

If the Proposed Privatization is consummated, we will no longer be a state-controlled company and, in principle, would be subject to the Brazilian Bankruptcy Law. However, we cannot assure you that the Brazilian Bankruptcy Law would apply to our subsidiaries, given that Law No. 12,767/2012 provides that judicial and extrajudicial recovery do not apply to electric power concessionaires until the termination of their concessions.

On the other hand, in case our Proposed Privatization is not consummated, we and our subsidiaries (if Law No. 12,767/2012 is applicable to the subsidiaries) would not benefit from certain advantages under the Brazilian Bankruptcy Law, such as (i) the suspension of the prescription period of our bankruptcy obligations after the judicial recovery proceeding is granted, (ii) the suspension of any executions that have been filed, including the ones of private creditors of the common partner, related to credits or obligations subject to judicial recovery or bankruptcy, except in case of tax credits and other provisions of the Brazilian Bankruptcy Law (article 49, paragraphs 3 and 4 and article 6, item II, paragraphs 7-A and 7-B), (iii) prohibition of any form of withholding, arrest, detention, sequestration, search and seizure and judicial or extrajudicial constrain of our assets, arising from judicial and extrajudicial demands whose credits or obligations are subject to judicial recovery or bankruptcy, (iv) the possibility of negotiating with the creditors the debts subject to the judicial recovery and presenting a plan with new payment conditions for such debts, normally with more favorable terms, among other effects described in the Brazilian Bankruptcy Law.

We may incur substantial financial liabilities as well as unexpected expenses until we complete the construction of the Angra 3 nuclear power plant.

In 2009, our subsidiary Eletronuclear started the construction of the nuclear plant, Angra 3. The construction of the plant was suspended during 2015, as Eletronuclear faced difficulties making the capital contributions required by the financing contracts entered into with BNDES. Additionally, in 2015, several investigations commenced to assess potential illegal activities by companies that provided engineering services to Eletronuclear in relation to the Angra 3 project and the TCU determined the suspension of construction due to these allegations. See “Item 4E. Information on the Company—Compliance—Independent Investigation” of our 2021 Form 20-F for further information about these investigations.

The termination of the agreements and/or the suspension of payments to these engineering companies, resulted in the filing of civil lawsuits filed by these companies against Eletronuclear regarding the suspension of construction at Angra 3. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” of our 2021 Form 20-F for further information about these lawsuits.

In 2020, our Board of Directors approved a plan to resume the construction of Angra 3, however, no assurance can be made regarding the timely completion of construction on or that there won’t be any further delays considering that Eletronuclear is still a party to in the lawsuits mentioned above, and as such.

As of December 31, 2021, Eletronuclear had completed approximately 66.21% of the original project. As of March 31, 2022, the revised budget for Angra 3 totals R$30.8 billion, of which R$21 billion is pending implementation. As of date of this Form 6-K, the forecasted date for operation of Angra 3 is February 2028. However, due to several factors, including specific equipment and supplies, which are mostly acquired abroad and other events we cannot control, we may be required to incur additional expenses to conclude the work on Angra 3.

Further, if the restructuring of Eletronuclear is not carried out or the construction works at the Angra 3 plant are suspended again, we may be required to prepay a financing granted by BNDES to Eletronuclear (with an outstanding balance of R$3.4 billion as of December 31, 2021 and R$3.3 billion as of March 31, 2022) because we are a guarantor of this loan. As we are also the guarantor of a loan to Eletronuclear by Caixa Econômica Federal (with an outstanding balance of R$3.0 billion as of December 31, 2021 and R$2.9 million as of March 31, 2022), we may need to record further impairments if the project does not advance. As of the date of this Report on Form 6-K, we have recorded an aggregate R$4.51 billion of impairments in relation to this project. In addition, any additional lawsuits or investigations into the construction of Angra 3 could result in additional damage to our reputation.

We and our subsidiaries may incur losses and spend time and money defending pending litigation and administrative proceedings.

We and our subsidiaries are currently a party to, and will likely in the future become party to, numerous legal proceedings relating to civil, criminal, administrative (including conduct adjustments (TACs), environmental, labor (including claims filed by outsourced workers), tax, and corporate claims filed against us. Members of our Board of Directors are also, and may become in the future, party to these and other legal proceedings. These claims involve substantial amounts of money and other remedies, under judicial and arbitration proceedings. As of March 31, 2022, we provisioned R$33.8 billion (R$33.4 billion of December 31, 2021) in respect of our legal proceedings, of which R$31.0 billion (R$30.6 billion of December 31, 2021) related to civil, regulatory and environmental claims, R$2.3 billion (R$2.2 billion of December 31, 2021) related to labor claims and R$589.0 million (R$570.0 million of December 31, 2021) related to tax claims. Any provisions we have recorded in respect of our legal proceedings may be insufficient to mitigate any losses resulting from adverse decisions. Unfavorable outcomes in legal proceedings and criminal investigations could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future. We cannot guarantee that new material proceedings or investigations will not arise against us, our affiliates, officers, employees, or members of our Board of Directors. See “Item 8.A. Financial Information—Consolidated Financial Statements and Other Information—Litigation” and note 34 to our consolidated financial statements as of and for the year ended December 31, 2021for further information about claims against us.

We are currently party to a labor public civil action filed by the workers unions representing the employees of our former distribution subsidiaries Amazonas Energia, Ceron, Eletroacre, Ceal, Cepisa, and Boa Vista Energia seeking the annulment of our 170th extraordinary general shareholders’ meeting, which approved the privatization of our former distribution companies. Both the trial and the appellate Labor Court ruled the case in favor of the unions and annulled the 170th extraordinary general shareholders’ meeting and all the acts carried out as a result of this extraordinary general shareholders meeting, including the privatization of our former distribution subsidiaries. The appeals filed by us and our former subsidiaries against the appellate Labor Court opinion are pending judgment before the Superior Labor Court. In case the ruling in favor of the unions becomes final an unappealable, the claim may result in a material adverse effect on our financial condition.

In addition, unfavorable decisions in lawsuits and administrative proceedings filed against our directors and officers may affect our reputation and business, as well as prevent them from continuing to exercise their functions as our directors or officers.

Moreover, we cannot assure that new material proceedings against its directors and officers, its managers or other senior employees, will not arise or that existing proceedings will not directly affect its business model and expansion plan, which may adversely affect our business and results of operations.

In the event that claims involving a material amount for which we have no provisions were to be decided against us, or in the event that actual losses are significantly greater than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition. Our ability to estimate judicial losses was considered a material weakness as further described in “Item 8—Financial Information—Litigation.” Our ability to estimate losses relating to litigation and administrative proceedings is considered a material weakness as described in “Item 15. Controls and Procedures” of our 2021 Form 20-F. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on their outcome, certain litigation could restrict our operations and have a material adverse effect on certain of our businesses. Members of our management are and may again in the future become parties to legal proceedings and may also be prevented from serving in their positions as a result of any criminal proceedings brought against them.

In addition, we and certain of our and our subsidiaries’ officers and directors (as well as the SPEs and senior employees of the SPEs in which we hold an equity interest) have come or are currently under criminal investigation in respect of certain corruption related investigations. See “Item 4E. Information on the Company—Compliance—Independent Investigation” for further information. Ongoing and any future investigations may (1) distract the attention of our and our subsidiaries’ senior management (as well as the senior management of the SPEs in which we hold an equity interest), and (2) result in the filing of formal complaints and proceedings against us and such other persons and parties. In addition, all these factors could impact investor interest in the Global Offering, as well as adversely affect our reputation, business, results of operations and financial condition.

We and our subsidiaries are also parties to administrative and judicial proceedings involving environmental matters. If any of these proceedings are decided against us or them, we may, directly or indirectly, be subject to financial penalties, as well as the suspension or revocation of the relevant environmental license or the suspension of the affected operations, which could materially adversely effect our operations and financial condition.

We and our subsidiaries are also parties to administrative and judicial proceedings involving environmental matters. If any of these proceedings are decided against us or them, we may, directly or indirectly, be held criminally responsible (including for acts committed by previously controlled companies). In addition, we may be subject to potential fines and sanctions imposed (i.e. the suspension or revocation of the relevant environmental license or the suspension of the affected operations), which could materially adversely affect our operations and financial condition, as well as damage our reputation.

In addition, media reports, such as the one that reported the alleged filing of “complaints” by the Employee Associations can be damaging to our reputation.  As of the date of this Report on Form 6-K, we have not been contacted by the SEC in respect of these alleged “complaints.” See “—Recent Developments—Employee Association Complaints" for further information.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be adversely affected by the imposition of fines and other types of sanctions.

We cannot guarantee that our operations will be compliant with data protection laws (including the LGPD in Brazil) and that our personal data processing activities will be secure, and consequently that, we will not be subject to fines and other types of sanctions.

The LGPD came into effect on September 18, 2020. The LGPD changed the way the protection of personal data is regulated in Brazil. It establishes a new legal framework to be observed in personal data processing operations and provides, among other things, for the rights of the owners of personal data, the legal basis applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks and data transfers, as well as the creation of the Brazilian National Data Protection Authority (“ANPD”).

If we do not comply with the LGPD or any other data protection laws to which we are subject, both we and our subsidiaries may be subject to sanctions, either individually or cumulatively, including warnings, obligations to disclose incidents, temporary blocking or deletion of personal data, and daily fines and/or penalties of up to 2% of the revenue of our group, up to a maximum of R$50 million per violation. In addition, we may be held liable for material, moral, individual, or collective damages caused by us, and may be held jointly and severally liable for material, moral, individual, or collective damages caused by our subsidiaries. The breach of any provisions relating to the protection of personal data also entail the following risks (i) lawsuits or administrative proceedings by competent bodies, and (ii) the application of penalties provided for under other laws, such as the Consumer Defense Code and the Civil Rights Framework for the Internet. Despite our best efforts, we cannot guarantee that we will succeed in fully adapting our activities, procedures, documentation, and the relationship with third parties to meet the high standards established by the new LGPD.

In 2021, we had three non-critical incidents involving personal data in our subsidiaries, two of them in CGT Eletrosul and the other one in Furnas.

Failure to protect personal data processed by us and our subsidiaries, as well as the failure to adjust to the applicable legislation, may result in significant fines for us and our subsidiaries, disclosure of any incidents in the media, the deletion of personal data from our database, and the suspension of our activities, which could adversely affect our reputation, business, results of operations and financial condition.

We are exposed to environmental risks due to impact and non-compliance with environmental laws and regulations related to our operations, which may lead to accidents, losses and administrative proceedings and legal liabilities.

In addition to the risks described in our 2021 Form 20-F under “Item 3.D. Key Information—Risk Factors—Risks Relating to the Brazilian Power Industry—We are exposed to environmental risks due to impact and non-compliance with laws and regulations related to our operations, which may lead to accidents, losses and administrative proceedings and legal liabilities. In addition, laws and regulations may become more stringent in the future and lead to us not obtaining or losing our licenses, we and our subsidiaries are aware that the processes for requesting a renewal of certain environmental licenses are still on-going by the regulatory agency. This could subject us to administrative, civil, and criminal liability and result in us incurring penalties and sanctions, including the partial or total suspension of our activities, the payment of fines, damages in the form of reparations and indemnities and even liability for our directors, in addition to damages to our reputation. We continue to seek to regularize these licenses and remain in contact with the relevant environmental agencies, however, we cannot guarantee when we will receive the necessary approvals.

We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993.

With respect to “Item 3.D. Key Information—Risk Factors—Risks Relating to our Company—We may incur losses in legal proceedings relating to compulsory loans made in the period between 1962 and 1993” in our 2021 Form 20-F, the following sentence “As a result, despite the position defended by us, considering the developments and consolidation of case law, , we revised the prognosis of loss in these legal proceedings from remote to probable, since the lawsuits were filed within five years from the Conversion Meeting, representing an amount of R$5.3 million provisioned as of December 31, 2021.” shall be deemed replaced with the following language: “As a result, despite the position defended by us, considering the developments and consolidation of case law, we revised the prognosis of loss in these legal proceedings from remote to probable, since the lawsuits were filed within five years from the Conversion Meeting, representing an amount of R$5.3 billion provisioned as of December 31, 2021.”

Legal Proceedings

Arbitration Relating to Santo Antônio

The following discussion should be read in conjunction with “Item 8—Financial Information—Litigation—Arbitration Relating to Santo Antônio” of our 2021 Form 20-F.

In response to the motion filed by SAESA seeking to dismiss the enforcement of the arbitral award, GICOM filed, on May 13, 2022, an interlocutory appeal seeking to reverse the preliminary injunction granted in respect of SAESA’s motion, which has temporarily suspended the term for the payment of the arbitral award. In addition, GICOM’s interlocutory appeal also seeks to block the accounts of SAESA until the payment of the arbitral award. This interlocutory appeal has not yet been subject to judgment. SASEA filed a response to this interlocutory appeal stating that the arbitral proceedings has still not been concluded and referring to the Capital Increase that is underway. This request for a preliminary injunction has not yet been decided and the interlocutory appeal has not yet been subject to judgment

We have recorded a provision in respect of our negative equity in MESA in the amount of R$729 million (as of March 31, 2022), representing future contributions in proportion to the equity stake held in the subsidiary, in accordance with CPC 18 (R2) - Investment in Affiliates, Subsidiaries and Partially Owned Subsidiaries.

Recent Developments

Our Proposed Privatization

On May 18, 2022, TCU approved, by majority, the modeling of our Proposed Privatization. However, as part of our privatization process, the TCU has requested the opening of an audit into our provisioning policies as a result of the increase in our provisions related to compulsory loans, which may require us to review our accounting entries.

Further, on May 20, 2022, CCPI Resolution No. 225 was passed approving the model and other aspects of our Proposed Privatization, including guideline with respect to the definition and release of the Minimum Price. It still pending approval by the National Agency of Telecommunications (ANATEL) of the change of indirect control of Furnas, CGT Eletrosul, Chesf and Eletronorte. On May 27, 2022, our Board of Directors approved the terms and conditions of the Global Offering.

If our Proposed Privatization is consummated, we will no longer be controlled by Brazilian Government and, accordingly, our operations will no longer be subject to government policies as described in “Item 3.D. Key Information—Risk Factors—Risk Relating to Brazil—We are controlled by the Brazilian Government, the policies and priorities of which directly affect our operations and may conflict with the interests of our investors.”

In addition, our Proposed Privatization is being challenged in lawsuits filed by various parties. The relevant lawsuits are described in our 2021 Form 20-F and below:

o	The plaintiff Raimundo Lucena Maciel filed a Class Action with the Federal Court of Bahia. The plaintiff claims that:
◾	CNPE Resolution No. 30 of August 21, 2021, and MME Ordinance No. 544 of August 30, 2021, are not valid as they were based on false or incorrect administrative motivation/foundation;

◾	We will be privatized with the incorrect parameters set forth in CNPE Resolution No. 30 of August 21, 2021, and MME Ordinance No. 544 of August 30, 2021;
◾	The public consultation proceeding, provided for by Ordinance No. 633/GM/MME of March 25, 2022, was not complied with in respect of the review of physical guarantees of the 22 plants for which new contracts will be granted if our privatization occurs;
◾	The plants that will become privately-owned will continue to be governed by CNPE Resolution No. 30 of August 21, 2021, and MME Ordinance No. 544 of August 30, 2021, for the establishment of its physical guarantees, which is not the typical method for the calculation of the physical guarantees, and, accordingly, is without precedent. This caused an undervaluation of the added amount of the new concession contracts (“VAC”), which will result in losses of billions of reais for the Brazilian Government.
◾	Accordingly, the plaintiff requests a preliminary injunction to suspend (i) article 1 of CNPE Resolution No. 15 of August 31, 2021, with the wording given by CNPE Resolution No. 30 of August 21, 2021, (ii) MME Ordinance No. 544 of August 30, 2021, for violating the principles of motivation, publicity, transparency, and efficiency in the management and preservation of public assets and for causing losses worth billions of reais for assets of the Brazilian Government and the CDE Account, and (iii) the inclusion of the 22 plants listed in annex I of CNPE Resolution No. 30 of August 21, 2021, in respect of the plan for Ordinary Review of Physical Guarantee of the Hydroelectric Plants – UHEs Centrally Dispatched in the Interconnected System 2022. The plaintiff also requests nullification of items (i) and (ii) above.
◾	The proceeding was filed on May 17, 2022, and, as of the date of this Report on Form 6-K, we await further developments.
o	The plaintiff Paulo Fernando Dos Santos filed a Class Action with the Federal Court of Alagoas. The plaintiff claims that:
◾	ANEEL is responsible for conducting the Regulatory Impact Analysis (“RIA”), which analyses the possible consequences of the privatization, as well as the fair price to be paid for the state-owned company if it is auctioned. The study was not carried out and the Brazilian Government also opened a public consultation without ANEEL’s the prior presentation with respect to RIA and within a timeframe that was shorter than provided for under Brazilian law (20 days). Therefore, ANEEL and the other defendants, by remaining silent even when provoked by congressmen and the TCU, failed to present the RIA and robust studies on the tariff impacts of our Proposed Privatization for the customer, which is acting against the public interest and is a clear violation of its legal duties, Decree 10,411/2020, Law No. 13,848/2019, the Constitution and consumer rights and represents significant damage to the public patrimony.
◾	The plaintiff filed as a preliminary injunction to (i) suspend any measure intended to privatize us until the RIA is presented by us showing the relevant tariff impacts, the correct setting of our sales price and the impacts on consumers, and (ii) summon the defendants to present the necessary RIA study in compliance with article 6 of Law No. 13,848/2019 and Decree No. 10,411/2020 related to our Proposed Privatization. It also requires the action to be granted so that the study of the RIA by ANEEL is a precedent to any measure intending to privatize us.
◾	As of the date of this Report on Form 6-K, this proceeding is currently awaiting a decision on the preliminary injunction and the manifestation of the parties.
o	The plaintiff Wilton Maia Velez filed a Class Action with the Federal Court of Paraíba contesting our privatization and attempting to nullity (i) in the calculation of the marginal expansion cost, used to calculate the VAC for new concession contracts of our plants, and (ii) of CNPE Resolution No. 30 of August 21, 2021, since it allegedly understand R$46 billion of the VAC.
◾	The plaintiff requests a preliminary injunction to nullity the CME calculation and of CNPE Resolution No. 30/2021.
◾	The proceeding was filed on May 18, 2022, and as of the date of this Report on Form 6-K, there has not yet been a decision on the preliminary injunction, nor any manifestation of the other parties.

o	The plaintiff Mines and Energy Commission and Executive Board of the Legislative Assembly filed a Class Action with the Federal Court of Rio de Janeiro seeking the suspension of the privatization process until the TCU, after the legal processing of the action, annuls our privatization process.
◾	The plaintiffs claim that:
◾	With the decommissioning of electricity provided for in Law No. 14,182 of July 12, 2021, the generation companies will freely dispose of electric energy produced under the independent power generator regime. As a result, the consumer will stop receiving the lesser expensive energy from the quota system, coming from amortized plants, and will start receiving electricity at market price, coming from independent production, where the price of energy is higher; and
◾	In addition to the technical procedures mentioned above and considering the structural consequences that might arise, there is a risk of damage to fundamental rights and hydrological risk.
◾	Accordingly, the plaintiff requested an immediate preliminary injunction to suspend our privatization process, to summon the three defendants (the Brazilian Government, BNDES, and us) and once the legal process is decided upon, that our privatization process is fully annulled.
◾	The proceeding was filed on May 19, 2022, and, as of the date of this Report on Form 6-K, is awaiting further developments.
o	The plaintiff Arlindo Chinaglia Junior and others filed a Writ of Mandamus with the STF seeking the suspension of our privatization process until the TCU complies with the determination concerning the publication of the tariff impact studies. The plaintiff claims that:
◾	In the judgment of the first part of our privatization, the TCU issued the Judgment No. 296/2022 that determined that the MME must present studies of the economic and financial impacts on electricity consumers as a result of the concession bonus to which the article 4, item II of Law No. 14,182/2021 refers, so that the society and consumers could be aware of theses impacts to the energy tariff.
◾	The study conducted by MME is not sufficient to explain to the consumers the factors and consequences of the change in the energy contracting regime, as determined by TCU on Judgment No. 296/2022.
◾	Therefore, the plaintiff requests in an injunctive and definitive manner that the TCU retrain form continuing with the analysis of the second phase of our privatization until the determination concerning the publication of the tariff impact studies of the first phase – with the inclusion of the obligations of Law No. 14,182/21.

On May 17, 2022, STF required the plaintiff to prove the payment of court costs and amend the initial petition in order to attribute the amount in dispute. As of the date of this Report on Form 6-K, the plaintiff has not met the requirement made by the STF.

See “Item 4A. History and Development—Proposed Privatization” of our 2021 Form 20-F for further details about our Proposed Privatization as well as “Item 3.D. Key Information—Risk Factors—Risks Relating to our Privatization” our 2021 Form 20-F for the risks related to our Proposed Privatization.

MESA Capital Increase

MESA held an extraordinary shareholders’ meeting on April 29, 2022, where the shareholders approved the following matters, among others, (i) a capital increase of up to R$1.6 billion through the issuance of up to 12,764,070,940 common shares at a unit value of R$0.1240 (“New MESA Shares”), which proceeds will be used to finance a capital increase of SAESA, through the issuance of up to 8,593,084,315 common shares at a unit value of R$0.1842 to be used to fund the arbitral award under the SAESA Arbitration (the “Capital Increase”), and (ii) a pre-emptive rights period of 30 days, within which MESA’s shareholders will decide whether to subscribe for their respective portion of the New MESA Shares and to subscribe for any other New MESA Shares not subscribed by the other shareholders by such date (“Remaining Shares”). The price of the New MESA Shares and the new shares to be issued by SAESA was based on the net asset value of each company as of December 31, 2021.

On May 24, 2022, the Board of Directors of Furnas and our Board of Directors approved, (i) the full exercise by Furnas of its subscription rights in connection with 5,494,950,237 New MESA Shares; and (ii) the subscription by Furnas of any Remaining Shares not subscribed by the other shareholders by such date.

According to the MESA Extraordinary Shareholders Meeting, the New MESA Shares must be paid for in reais within two business days of the respective subscription date. With respect to any Remaining Shares, MESA’s shareholders must subscribe for them within two business days from the date of receipt of the notice by MESA of their availability and pay them in reais within two business days of the respective subscription dates.

As the last day of the pre-emptive rights period is May 31, 2022, Furnas will (i) exercise its pre-emptive right to subscribe for its portion of New MESA Shares; and (ii) express its interest in subscribing any Remaining Shares that are not subscribed by the other MESA shareholders on such date. Payment of the New MESA Shares subscribed under (i) above must be effected by Furnas within two business days of the respective subscription date.

Considering that CEMIG expressly stated in its declaration and protest at the MESA shareholders’ meeting that it will not exercise its pre-emptive rights with respect to the New MESA Shares, and assuming that Novonor, FIP and SAAG’s shareholders will not exercise their pre-emptive rights to subscribe for their respective portion of the New MESA Shares, Furnas will be obliged to subscribe the totality of the Remaining Shares, which amount to 7,269,560,940 common shares.

Furnas understands that it should receive the notification from MESA in connection with the availability of the Remaining Shares for subscription in such a way that it will have until June 7, 2022 to subscribe the Remaining Shares. In that case, Furnas will have two business days to pay for the Remaining Shares. In the event Furnas subscribes for all the Remaining Shares as well, Furnas would become the holder of 72.36% of MESA’s total and voting share capital. Depending on whether and when the other shareholders decide to exercise their subscription rights, the dates for the subscription and payment of the Remaining Shares could be brought forward.

In this event:

(1)	Capital Increase. The indenture related to Furnas’ First Debenture Issuance dated November 25, 2019, as amended, (the “Furnas Indenture”) in respect of which we act as guarantor, includes certain protections for the lenders, which could be triggered if any of the following events take place: (i) if we or Furnas are called upon to (x) honor any of the corporate guarantees we and/or Furnas have provided, or (y) provide capital to any subsidiary, controlled or affiliated company (directly or indirectly) owned by us and/or Furnas (“Associated Companies”), due to insufficient resources and/or overpricing of projects developed by the Associated Companies due to requests for capital contribution required by the creditors of such Affiliated Companies in connection with a debt instrument, a guarantee agreement or shareholder support instruments, in both cases, in an individual or aggregated amount equal to or greater than 5% of Furnas’ Adjusted EBITDA, as determined based on Furnas’ consolidated and audited financial statements for the immediately preceding fiscal year. Adjusted EBITDA is defined as the result for the year, plus the financial result, taxes and amortization and depreciation, and as adjusted for the personnel severance program, operational provisions/reversals and hydrological risk. As of December 31, 2021, 5% of Furnas’ Adjusted EBITDA amounted to R$422.65 million.

The agreements listed below (together, the “BNDES and Onlending Agreements”) expressly prohibit the use of SAESA’s own resources for the payment of amounts owed by SAESA as a result of an unfavorable decision in the SAESA Arbitration, the MESA Arbitration, arbitration CAM No. 63/15 or arbitration CAM No. 48/14. Accordingly, SAESA is only permitted to utilize its own resources from (i) any subordinated debt of SAESA and/or MESA maturing after the BNDES and Onlending Agreements, provided such debt is previously approved by BNDES, Banco da Amazônia S.A., the Onlending Agents (as applicable) and/or Supplementary Onlending Agents (as applicable), each as defined below, and/or (ii) any capital contribution made to SAESA by MESA. Below is a list of the BNDES and Onlending Agreements:

(a)	Financing Agreement in connection with Credit No. 08.2.1120.1, dated March 4, 2009, by and between BNDES and SAESA, with the intervention of MESA, Andrade Gutierrez Participações S.A., Odebrecht Energia do Brasil S.A.– in judicial recovery (recuperação judicial), Odebrecht Participações e Investimentos S.A.– in judicial recovery, Novonor, FIP, CEMIG, Furnas, Odebrecht S.A.– in judicial recovery, CEMIG, SAAG and us, as amended from time to time;
(b)	Financing Agreement in connection with Credit No. 12.2.1307.1, dated August 28, 2013, by and between BNDES and SAESA, with the intervention of MESA, SAAG, Andrade Gutierrez Participações S.A., Odebrecht Energia do

Brasil S.A.– in judicial recovery, Odebrecht Participações e Investimentos S.A.– in judicial recovery, Novonor, FIP, CEMIG, Furnas, Odebrecht S.A.– in judicial recovery, CEMIG and us, as amended from time to time;
(c)	Financing Agreement with resources from the Fundo Constitucional de Financiamento do Norte – FNO, dated March 11, 2009, by and between Banco da Amazônia S.A. and SAESA, with the intervention of MESA, SAAG, Andrade Gutierrez Participações S.A., CEMIG, Novonor, FIP, Furnas, Odebrecht Energia do Brasil S.A. – in judicial recovery, Odebrecht Participações e Investimentos S.A.– in judicial recovery, Odebrecht S.A.– in judicial recovery, CEMIG and us, as amended from time to time;
(d)	Credit Agreement in connection with BNDES loan No. 01/2009, dated March 11, 2009, by and between, SAESA, Banco Santander (Brasil) S.A., Banco Bradesco S.A., Banco do Brasil S.A., Itaú Unibanco S.A., Banco do Nordeste do Brasil S.A., Caixa Econômicas Federal, Banco da Amazônia S.A. and Haitong Banco de Investimento do Brasil S.A. (together, “Onlending Agents”), with the intervention of MESA, SAAG, Andrade Gutierrez Participações S.A., CEMIG, Novonor, FIP, Furnas, Odebrecht Participações e Investimentos S.A. – in judicial recovery, Odebrecht S.A.– in judicial recovery, CEMIG, Odebrecht Energia do Brasil S.A. – in judicial recovery, and us, as amended from time to time; and
(e)	Credit Agreement in connection with BNDES No. 01/2013, dated August 28, 2013, by and between, SAESA, Banco Santander, Banco Bradesco S.A., Banco do Brasil S.A., Itaú Unibanco S.A., Caixa Econômica Federal and Haitong Banco de Investimento do Brasil S.A. (together, “Additional Onlending Agents”), with the intervention of MESA, SAAG, Andrade Gutierrez Participações S.A., CEMIG, Novonor, FIP, Furnas, Odebrecht Participações e Investimentos S.A. – in judicial recovery, Odebrecht S.A.– in judicial recovery, CEMIG, Odebrecht Energia do Brasil S.A.– in judicial recovery, and us, as amended from time to time.

As a result, to the extent that the Capital Increase approved by the MESA shareholders meeting in accordance with the BNDES and Onlending Agreements triggers a non-automatic event of default, the trustee called a general meeting of debenture holders of each series (as the case may be, the “First Series Debenture Holders” and “Second Series Debenture Holders” and, together, the “Debenture Holders”), which were held on May 30, 2022 and June 6, 2022, respectively, and deliberated (a) with respect to the debentures held by the First Series Debenture Holders (“First Series Debentures”), the First Series Debenture Holders approved the non-declaration of the early maturity of the obligations arising from the First Series Debentures; and (b) with respect to the debentures held by the Second Series Debenture Holders (“Second Series Debentures”), the Second Series Debenture Holders approved the non-declaration of the early maturity of the obligations arising from the Second Series Debentures.

(2)	Consolidation of MESA. Assuming that the remaining shareholders of MESA do not exercise their pre-emption rights in relation to the New MESA Shares and Furnas subscribes all the Remaining Shares, we, through Furnas, will, in accounting terms, become the controlling shareholder of MESA and, consequently, of SAESA, as of the date of subscription of the Remaining Shares. In this event, we will consolidate SAESA’s assets and liabilities in our financial statements, which will initially record the fair values as of the date of acquisition, in accordance with IFRS 3, including the intangible concession (right of exploration of the Santo Antonio Plant). In addition, the results will be consolidated, and 72.36% of the profit or loss of SAESA will also be recorded as part of the profit or loss attributable to our controlling shareholders. In accordance with IFRS 3, we will have twelve months after the date of the final acquisition of control to carry out the final evaluations and distributions of the fair value of the assets and liabilities derived from this transaction.

In the years ended December 31, 2019, 2020 and 2021 and in the three-month period ended March 31, 2022, SAESA presented, respectively, (i) a loss of R$932.5 million; (ii) a loss of R$1,425.9 million; (iii) a profit of R$6.5 million; and (iv) a loss of R$2.597.7 million. As of December 31, 2019, 2020 and 2021 and March 31, 2022, SAESA’s total debt amounted to, respectively, (i) R$15,959.67 million; (ii) R$17,174.54 million; (iii) R$18,690.50 million; and (iv) R$19,417.34 million.

Based on the allocation of the acquisition cost of MESA, and consequently SAESA, we might record goodwill, which will be subject to an impairment test as of the date of subscription of the Remaining Shares, which could have a negative effect on our financial results.

Further, we (in respect of the BNDES and the Onlending Agreements) and/or Furnas (in respect of SAESA’s other financial agreements), guarantee the obligations assumed by SAESA under these agreements, up to the Limit (as defined below). Under these agreements, if there is a change in Furnas’ participation in the share capital of MESA, the Limit will be adjusted to reflect this change. Accordingly, assuming an increase in Furnas’ participation in the share capital of MESA as a result of Furnas subscribing the Remaining Shares (should the other shareholders not exercise their pre-emptive rights), the Limit will increase from 43.06% to 72.36%, significantly increasing Furnas’ exposure, and, consequently, our exposure to SAESA’s debt obligations. Furthermore, any collateral pledged by Furnas under the BNDES and the Onlending Agreements – e.g., a pledge of all its shares of MESA – must also be adjusted proportionally to take into account this potential increase of Furnas’ participation in the share capital of MESA.

(3)	Change in Control of MESA. The BNDES and Onlending Agreements provide that any act which alters or transfers the shareholding control of MESA or the controlling shareholder of MESA, under the provisions of article 116 of Law No.6,404, of December 15, 1976, as amended, must be submitted for approval by BNDES, Banco da Amazônia S.A. and/or Banco Santander (in its capacity as representative of the Onlending Agents and/or the Supplementary Onlending Agents).

In light of this provision, Furnas, MESA and SAESA are, as of the date of this Report on Form 6-K, in the process of obtaining, together with BNDES, Banco da Amazônia S.A. and/or Banco Santander (in its capacity as representative of the Onlending Agents and/or the Supplementary Onlending Agents), as the case may be, the necessary approvals for the potential change in the controlling shareholder of MESA. As of the date of this Report on Form 6-K, Furnas, MESA and SAESA received indications from these creditors that the potential change in the controlling shareholder of MESA would not lead them to declare the early maturity of their respective loans, largely based on the fact that this subscription has a positive effect in that it ensures the continuation of SAESA and is made in compliance with a covenant under the BNDES and Onlending Agreements.

However, if Furnas, MESA and SAESA do not obtain the necessary waivers, BNDES, Banco da Amazonia S.A. and/or the Onlending Agents or Supplementary Onlending Agents could declare their respective loans due and payable, which could result in cross defaults or cross accelerations of the majority of Furnas’ debt, which in turn would trigger cross defaults or cross accelerations of the majority of our debt, including as a result of us and/or Furnas being called upon to honor our respective guarantees under the Furnas and SAESA indebtedness. For further information see item (1) above.

(4)	Impediments to Furnas exercising control over MESA. Furnas may encounter difficulties in exercising control over MESA, due to the MESA Shareholders’ Agreement.
(5)	Shareholders’ General Meeting. In accordance with the MESA Shareholders’ Agreement, the following issues related to MESA or SAESA require a positive vote by shareholders of MESA, united in a Shareholders’ General Meeting, who collectively own:
I.	The total share capital of MESA: (1) a change in the corporate purpose of MESA or SAESA; (2) the merger of MESA or SAESA, a company take-over of MESA or SAESA or the take-over of another company by MESA which, in each case, result in (2.1) additional shareholders in MESA; (2.2) a change in the schedule of investments at the Santo Antonio Plant and associated transmission systems (the “Project”); (2.3) the assumption of contingencies or new obligations by MESA or by the shareholders of MESA; or (2.4) any onerous change in the terms and conditions of any agreement entered into by MESA or SAESA to finance the implementation of the Project (the “Financing”); (3) the transfer of MESA or SAESA or the transfer of all of the issued share capital of MESA or SAESA to another company which, in each case, result in (3.1) additional shareholders in MESA; (3.2) a change in the schedule of investments in the Project; (3.3) the assumption of contingencies or new obligations by MESA or by the shareholders of MESA; or (3.4) any onerous change in the terms and conditions of any financing; (4) the appointment of independent directors of the board of MESA; and (5) the dissolution of MESA or SAESA.
II.	70% of the share capital of MESA: (1) a merger of MESA or SAESA, a company take-over of MESA or SAESA or the take-over of another company by MESA which, in each case, does not result in (1.1) additional shareholders in MESA; (1.2) a change in the schedule of investments in the Project; (1.3) the assumption of contingencies or new obligations by MESA or by the shareholders of MESA; or (1.4) any onerous change in the terms and conditions of any financing; (2) the transfer of MESA or SAESA or the transfer of all of the issued share capital of MESA or SAESA to another company which, in each case, does not result in (2.1) additional shareholders in MESA; (2.2) a change in the schedule of investments in the Project; (2.3) the assumption of contingencies or new obligations by MESA or by the shareholders of MESA; or (2.4) any onerous change in the terms and conditions of any financing; (3) the issuance of convertible debentures, subscription bonuses and the creation and grant of share purchase options; (4) petition of bankruptcy, judicial or extrajudicial recovery and the commencement and termination of the liquidation period of MESA or SAESA; (5) the change to any provision contained in the bylaws of MESA or SAESA which concerns issues whose approval is subject to the quorums described in this section (II); (6) an increase in the authorized share capital; (7) a reduction in the share capital; (8); a public offering of MESA’s share capital; (9) the acquisition of issued shares in MESA or SAESA to be held in treasury for their subsequent transfer or cancellation; and (10) the buyback or conversion of shares and the sale, buyback or conversion of debentures.
III.	60% of the share capital of MESA: (1) approval of the dividend policy, the increase or decrease in compulsory dividend payments and consideration of the payment of interest by MESA or SAESA, by way of payment of own capital, and the declaration of special and/or interim dividends; (2) the increase in share capital above the authorized capital limit, including in relation to the respective amount, subscription price and the payment method and deadline; (3) the allocation of any profit stemming from company acts, save for the allocation of profit whose destination is determined by law or the bylaws of MESA or SAESA, and having observed the guidelines and policies set out in the MESA Shareholders’ Agreement in relation to dividend distribution and/or interest payments by way of payment of own capital to the shareholders of MESA and to MESA, to the fullest extent possible, provided that such allocation will be in accordance with any financing and compatible with the economic-financial situation and with the cash reserves of MESA, except if MESA and/or SAESA is delayed in complying with its obligations set out in any financing or in special situations, to be determined in accordance with the provisions of this section (III) and the MESA Shareholders’ Agreement; and (4) the installation, operation and composition of, the fiscal committee of MESA or SAESA.
(6)	Composition of the board of directors. According to the MESA Shareholders’ Agreement, the board of directors must be composed of up to 13 sitting members and the same number of alternates, with a one-year mandate and reelection allowed, of which (i) the majority of the members must be appointed by Novonor, FIP and SAAG, (ii) 20% must be independent members, (iii) the remaining members must be appointed by Furnas and CEMIG, (iv) the president of the board of directors must be one of the members appointed by Novonor, FIP or SAAG and the vice president must be one of the members appointed by Furnas or CEMIG. As of the date of this Report on Form 6-K, MESA’s board of directors is composed of 11 sitting members, of which (i) three were appointed by Furnas, (ii) two were appointed by FIP, (iii) one was appointed by SAAG, (iv) one was appointed by CEMIG, (v) two were appointed by Novonor, and (vi) two are independent. Regarding the members that must be appointed by Novonor, their respective potitions are not occupied since, as of the date of this Report on Form 6-K, their political rights are suspended pursuant to the MESA Shareholder’s Agreement as they are currently subject to judicial recovery.
(7)	Board of Directors Meetings. According to the MESA Shareholder’s Agreement, the following matters relating to MESA or SAESA depend on a positive vote of:
I.	70% of the members of MESA’s board of directors to (1) approve MESA’s annual and multi-year investment operations budgets, (2) approve new expansion projects, (3) approve the transfer of any asset that is part of MESA’s permanent assets, of which the value in each fiscal year, separately or in aggregate, exceeds 5% of MESA’s shareholders’ equity, based on the most recent audited financial statements, or R$50 million, whichever is less.
II.	60% of MESA’s board of directors members to (1) set a general direction for MESA and SAESA’s businesses, with their industrial, commercial, administrative-financial and human resources policies and global long-term strategy including the business plans, (2) elect and dismiss MESA’s directors, with the settlement of their duties under the MESA Shareholder’s Agreement, individualizing the amount of their compensation and deciding on the election or dismissal of SAESA’s directors, (3) express a prior opinion on the management report and the MESA and SAESA management accounts, (4) deliberate on the acquisition, transfer or encumbrance of rights in general and of MESA and SAESA’s permanent assets in an amount exceeding the limit set for the directors, (5) choose and dismiss the independent auditors of MESA and SAESA, (6) decide the composition and the authority of the directors and the creation and composition of the management committees to be composed of directors, members of the board of directors or independent members, (7) approve the pledge of any asset or right of MESA and/or SAESA as guarantee for any transactions involving MESA (financial or other), provided that the total amount subject to guarantees in each fiscal year, separately or in aggregate, exceeds 5% of MESA’s net assets, based on the most recent audited financial statements, (8) approve the execution of transactions, agreements or contracts of any kind and nature between MESA and/or SAESA and MESA’s shareholders and/or the respective related parties or third parties that enter into subcontracts with the partied related to MESA’s shareholders and the amendment or termination of any transaction, agreement or contract that had been previously approved, (9) approve the transfer of technology, sale, licensing or waiver of patents, trademarks, technical information and know-how held by MESA and/or SAESA to any third party that is a competitor of MESA and/or MESA’s shareholders; and (10) approve investments or loans or financing of any nature, in a single transaction or in a series on linked transactions that raise MESA’s total indebtedness to an amount exceeding 5% of MESA’s net assets, based on the most recent audited financial statements, or R$50 million, whichever is less.
(8)	Limitations on ownership. The MESA Shareholders’ Agreement provides that (i) during the duration of any legal or regulatory restrictions, or (ii) until prior approval under the financing is obtained, MESA’s shareholders that are considered as being controlled, directly or indirectly, by Brazilian state-owned companies or governmental entities, cannot own, jointly or individually, more than 49% of the voting capital of MESA. In the event that any of these shareholders exercise their right to subscribe shares of MESA, and such subscription leads to them holding, individually or jointly, more than 49% of the voting capital of MESA, and this would result in such shareholder having control over MESA, and as a result such shareholder must dispose of their subscription right within 45 days. Within this period any corresponding voting right will be suspended until the effective payment.

As of the date of this Report on Form 6-K, Furnas is in negotiation with MESA’s other shareholders to rescind the MESA Shareholder’s Agreement, except for the provisions of Article 10 that require (i) the shareholders to offer to the other shareholders of MESA (a) the shares issued by MESA (“MESA Shares”), or (b) any securities issued by MESA that are convertible into MESA Shares or that grant subscription rights to the subscription of MESA Shares, in both cases to be or become its property in case the shareholder wishes to transfer its shares at any time, directly or indirectly, in any form and in whole or in part, (ii) FIP to previously offer to MESA’s other shareholders the MESA Shares owned by them, should any shareholder of FIP wish to transfer, in a non-diluted manner, the FIP shares held by them (a) that represent more than 5% of the total shares issued by FIP, and (b) to an intending acquirer that is an individual and/or legal entity that is in any way a direct or indirect competitor of MESA and/or an individual or legal entity understood as an entity of any nature that directly or indirectly participates in the control or controlling group of any company that is a competitor of MESA, and (iii) that entitle the shareholders the tag-along rights in the event of a third party offer for the MESA Shares and/or MESA’s securities to any of MESA’s shareholders that results in the direct or indirect transfer of control of MESA or SAESA, interpreted as being more than 50% of the voting capital of MESA or SAESA.

We expect that the MESA’s Shareholders’ Agreement will be rescinded, in the manner described above. In the event that Furnas is not successful in rescinding the MESA Shareholders’ Agreement in the manner described above, Furnas does not rule out adopting any measures it deems necessary to exercise the control that it understands it will hold in the event that the other shareholders of MESA do not exercise their pre-emptive rights in relation to the New MESA Shares.

The BNDES and Onlending Agreements state that the MESA Shareholders’ Agreement must not be amended without the prior express approval of BNDES, Banco da Amazônia S.A. and/or Banco Santander, as the case may be.

Based on this provision, Furnas, MESA and SAESA are, as of the date of this Report on Form 6-K, conducting the necessary procedures with the BNDES, Banco da Amazônia S.A. and/or Banco Santander (in its capacity as representative of Onlending Agents and/or Supplemental Onlending Agents), as the case may be, to obtain necessary approval for the rescission of the MESA Shareholders’ Agreement in the manner described above. As of the date of this Report on Form 6-K, Furnas, MESA and SAESA received preliminary indications from these creditors that the potential rescission of the MESA Shareholders’ Agreement would not lead them to declare the early maturity of their respective loans, largely based on the fact that the Capital Increase has a positive effect in that it ensures the continuation of SAESA and is made in compliance with a covenant under the BNDES and Onlending Agreements.

However, if Furnas, MESA and SAESA do not obtain the necessary waivers, BNDES, Banco da Amazonia, the Onlending Agents and/or the Supplemental Onlending Agents could declare their respective loans due and payable, which could result in cross defaults or cross accelerations of the majority of Furnas’ debt, which in turn would trigger cross defaults or cross accelerations of the majority of our debt, including as a result of us and/or Furnas being called upon to honor our respective guarantees under the Furnas and SAESA indebtedness. For further information see item (1) above.

(9)	Regulatory Approvals. Furnas, MESA and SAESA have obtained the necessary approvals from the competent regulatory bodies: SEST and ANEEL, in respect of the potential change in control of MESA as a result of the Capital Increase.

For further information, see “—Risk Factor—An arbitral award against SAESA and certain shareholders of MESA could result in Furnas acquiring a majority of the voting and total capital of MESA, or in a breach of Furnas’ financial contracts, which could compromise our operations, financial condition and results of operations” above.

Angra 3 Power Plant

In May 2022, the executive directors of Eletronuclear approved and sent to the board for their consideration, the adoption of February 2028 as the operating start date for the Angra 3 power plant, in line with the reports prepared by the consortium hired by BNDES in order to conduct a technical audit of Angra 3 to evaluate the necessary steps for conclusion of the project.

We have recorded a provision for impairments in relation to Angra 3. As of March 31, 2022, the amount of accumulated impairment recognized in our financial statements is R$4.5 billion. As of March 31, 2022, the studies and work related to the modeling for the resumption of construction of Angra 3 continued, conducted by BNDES with the support of the companies hired to provide the various services foreseen within the scope. Accordingly, we did not change the provisions for impairment as of March 31, 2022. In addition, given that the civil construction contract was signed in February 2022, within the scope of the Critical Path Acceleration Plan, the consortium is expected to continue construction in the first half of 2022.

Furnas Fundraising

In April 2022, we approved the execution of the following new loan transactions by Furnas in an amount of up to R$2,500 million: (i) a loan from Banco Itaú Unibanco, in the amount of R$500 million at an interest rate of CDI plus 1.60% per year for a two year term; (ii) a loan from Banco do Brasil, in the amount of R$500 million at an interest rate of CDI plus 1.65% per year, for a two year term; and (iii) a further loan from Banco do Brasil, in the amount of R$1,500 million at an interest rate of CDI plus 2.00% per year for a seven year term. This last line of credit may be used at Furnas’ discretion, in whole or in part, throughout 2022, upon identification of the need for disbursement.

Insurance Policies - CGT Eletrosul

As of the date hereof, the Candiota 3 plant still does not have an operational risk insurance in place and, as a result, if any operational damage event occurs, the cost will not be covered by any insurance and we will be responsible in its entirety, which could have a material and adverse effect on us. However, we did establish a reserve (self-insurance) as a temporary replacement for this plant’s operational risk insurance, while CGT Eletrosul is studying ways to contract insurance in the market.

SPE Livramento Holding S.A.

In March 2022, the board of directors of CGT Eletrosul approved the sale of its 78% equity interest in SPE Livramento Holding S.A. to Arthur Moura Engenharia. The purchase and sale agreement was executed in March 2022 and the sales value was R$3.7 million. We have recorded a net liability held for this sale in the amount of R$73.8 million. The consolidation of the sale and transfer of the shares is subject to obtaining the necessary consents and the deliberation of the general meeting of CGT Eletrosul’s shareholders.

Generation and Transmission Projects

As of March 31, 2022, we had an installed capacity of 50,491.20 MW in generation projects, representing 28% of the 182,803.53 MW installed in Brazil. Of our total, 61% consists of projects wholly owned by our companies and invested companies, 23% consists of projects carried out by SPEs and 16% consists of projects under shared ownership, including half of Itaipu’s capacity (7,000 MV).

With respect to our transmission projects, we already invested R$240 million in in the three-month period ended March 31, 2022, of which R$87 million was used to invest in our own enlargement and improvement projects, R$152 million was invested in maintenance and no investment was made in projects via partnerships with SPVs, representing 10% of the total budget for 2022.

The main transmission projects currently under development are:

●	A 230kV transmission line, with a length of 209 km, in the northeast region of Brazil. The planned investment amounts to R$101.59 million (in accordance with the June 2021 annual review) and we expect the project to be completed in October 2022.

●	160 large-scale projects, which ANEEL has authorised by way of Resolution (ReA) and which include the following:
o	3 large-scale improvement projects in SE Itaberá to replace the series compensation of the LT 765kV Itaberá-Tijuco Preto C1, C2 and C3 with an associated RAP of R$60 million, and expected operation start date in April 2026.
o	3 large-scale improvement projects in SE Ivaiporã to replace the series compensation of the LT 765kV Ivaiporã-Itaberá C1, C2 and C3, with an associated RAP of R$59.5 million and expected operation start date in April 2026.
●	Division of the LT 500kV Angelim II - Recife II in SE Suape II, with an associated RAP of R$415 million and an expected operation start date in March 2023.
●	Large-scale improvement in SE Imperatriz to replace the series compensation BC2 500kV, 451 Mvar, with an associated RAP of R$12 million and an expected operation start date in November 2024.
●	Restoration of the LT 230kV Passo Fundo - Vila Maria C1 and C2, with an associated RAP of R$11 million and an expected operation start date in December 2022.

Leniency Agreement

In February 2022, we adhered to the Leniency Agreement, executed among CGU and Andrade Gutierrez, for purposes of reimbursement in relation to the projects identified in the Lava Jato operation and in which we participated, directly or indirectly. Accordingly, Andrade Gutierrez must reimburse us the amount of R$139 million to be received in sixteen annual installments, to be adjusted by the SELIC rate. Although we did adhere to the agreement, we did not record it in our Interim Consolidated Financial Statements as we have not received the amounts due under similar agreements. As a result, we will await receipt of the funds before registering these amounts in our financial statements.

Employee Association Complaints

There have been media reports that members of the Eletrobras Employee Association (AEEL), the Furnas Employees Association (ASEF) and the National Electricians Collective (CNE) (together, the “Employee Associations”) filed what they described as a “complaint” with the SEC on May 17, 2022 alleging that we omitted to disclose to our shareholders all the financial risks we might suffer in relation to SAESA. It was also reported that the Employee Associations are planning to file a further “complaint” with the SEC about the values stipulated for Belo Monte, Itaipu and Eletronuclear in relation to our Proposed Privatization. In relation to Belo Monte, it is reported that the Employee Associations allege that the amounts attributed to Belo Monte as part of our privatization model are over-appreciated, while the valuation of Itaipu is underestimated. In addition, it is reported that they question the model for transfer of control of Eletronuclear to ENBPar. The same media reports also state that these Employee Associations are accusing the Brazilian Government of withholding information to “privatize the company at any cost.”

As of the date of this Report on Form 6-K, we have not been contacted by the SEC in respect of these “complaints”. Nevertheless, such reports could be damaging to our reputation. See “-Risk Factors- We and our subsidiaries may incur losses and spend time and money defending pending litigation and administrative proceedings” above for further information.

Further Developments

In April 2022, the extraordinary general shareholders meetings of CGT Eletrosul and TSLE approved CGT Eletrosul’s incorporation of TSLE. ANEEL also approved this operation through Authoritative Resolution No. 11,409, of March 22, 2022, which approved the transfer of the concession governed by concession agreement No. 20/2012, through CGT Eletrosul’s incorporation of TSLE.

In January 2022, SPE São Manoel and BNDES entered into an amendment to the financing agreement to formalize the adhesion to the conditions of the BNDES program that grants temporary suspension of payment (standstill). As guarantee to the payment of this loan, we granted a (i) pledge of shares; (ii) fiduciary assignment of rights arising from the concession and credit rights; (iii) fiduciary assignment of Furnas’ credit rights; and (iv) corporate guarantee of EDP - Energias do Brasil and Eletrobras (jointly with Furnas) and bank guarantee of CTG Brasil. As of March 31, 2022, the existing outstanding balance on this loan was R$537 million at an interest rate of 2.88% per year.

In February 2022, Furnas, CGT Eletrosul, Teles Pires and BNDES entered into an amendment to the financing agreement to formalize the adhesion to the conditions of the BNDES program that grants temporary suspension of payment (standstill). As a guarantee for the payment of this loan, we pledged the shares of Teles Pires and granted a fiduciary assignment of the rights arising from the concession and credit rights of this plant. As of March 31, 2022, the existing outstanding balance of this loan was R$572 million at a long term interest rate of 1.89% per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report in the Form of 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.— ELETROBRAS

June 6, 2022	By:	/s/ Rodrigo Limp Nascimento
		Name:	Rodrigo Limp Nascimento

		Title:	Chief Executive Officer

	By:	/s/ Elvira Baracuhy Cavalcanti Presta
		Name:	Elvira Baracuhy Cavalcanti Presta

		Title:	Chief Financial Officer and Chief Investor Relations Officer

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.—ELETROBRAS

AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2022 and December 31, 2021, and for the three-month periods ended March 31, 2022 and 2021.

Contents

Limited Review Report of Independent Registered Public Accounting Firm of Centrais Elétricas Brasileiras S.A. – Eletrobras dated June 6, 2022 (PWC - Rio de Janeiro, RJ – Brazil) (PCAOB 1351)	F-2
Consolidated balance sheets as of March 31, 2022 and December 31, 2021	F-3
Consolidated statement of income for the three-month periods ended March 31, 2022 and 2021	F-5
Consolidated statement of shareholders equity as of March 31, 2022 and 2021	F-6
Consolidated statement of comprehensive income for the three-month periods ended March 31, 2022 and 2021	F-8
Consolidated statement of cash flows for the three-month periods ended March 31, 2022 and 2021	F-9
Notes to the interim consolidated financial statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Centrais Elétricas Brasileiras S.A. - Eletrobras

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated balance sheet of Centrais Elétricas Brasileiras S.A. – Eletrobras and its subsidiaries (the “Company”) as of March 31, 2022, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month periods ended March 31, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2021, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows (not presented herein), and in our report dated May 6, 2022, which included a emphasis of matter paragraph regarding the net working capital of subsidiaries and affiliates, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Net working capital of Subsidiaries and Affiliates

As discussed in Note 16.5 to the consolidated financial statements, the affiliates Madeira Energia S.A., Norte Energia S.A., Teles Pires Participações S.A. and Enerpeixe S.A. present negative working capital at March 31, 2022. The circumstances of the investees demonstrate the need to maintain financial support from third parties, the Company and/ or other shareholders, there being certain circumstances which shareholders’ obligations are established in the shareholders’ agreement.

Reissuance of consolidated interim financial statements

We draw attention to Note 4.1.1 to the consolidated interim financial statements, which refers to the reissuance of such financial statements in order to update the Note 38.6 for the inclusion of new information about the subsequent events. As a consequence, the emphasis paragraph related to substantial doubt about the company's ability to continue as a going concern was excluded from these reissued financial statements. Therefore, these interim financial statements replace the interim financial statements as of March 31, 2022 originally issued.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

June 6, 2022

We have served as the Company’s auditor since 2019.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET AT MARCH 31, 2022 AND DECEMBER 31, 2021

(In thousands of Brazilian Reais)

ASSETS	NOTE	03/31/2022	12/31/2021
CURRENT
Cash and cash equivalents	5	149,244	192,659
Restricted cash	6	3,262,722	2,544,594
Marketable securities	7	15,305,244	15,640,776
Accounts receivable, net	8	5,252,773	5,094,976
Contractual transmission assets	14	7,473,599	7,356,356
Financing and loans receivable	9	1,423,219	1,251,766
Dividends receivable	10	554,961	443,142
Recoverable Taxes	11	410,866	755,906
Income tax and social contribution	12	1,841,844	1,487,777
Reimbursement rights and obligations	13	804,335	768,848
Inventory		648,727	627,573
Nuclear fuel inventory		515,244	487,895
Financial instruments and risk management	34	655,066	690,333
Others		2,073,314	2,014,705
		40,371,158	39,357,306

Assets held for sale	37	1,033,184	387,690
		41,404,342	39,744,996

NON-CURRENT
LONG-TERM
Reimbursement rights and obligations	13	5,568,776	5,627,386
Financing and loans receivable	9	3,772,059	4,591,761
Accounts receivable, net	8	495,433	993,080
Marketable securities	7	1,211,376	1,093,476
Nuclear fuel inventory		1,360,494	1,490,820
Recoverable Taxes	11	458,146	449,258
Income tax and social contribution	12	1,419,829	1,500,987
Guarantees and restricted deposits		8,838,574	8,247,485
Contractual transmission assets	14	52,934,098	52,158,612
Financial assets - Concessions and Itaipu	15	2,572,814	2,601,027
Financial instruments and risk management	34	608,923	653,022
Decommissioning Fund		2,101,589	2,055,713
Others		1,124,225	1,087,508
		82,466,336	82,550,135

INVESTMENTS	16
Accounted for-by the equity method		25,257,445	25,769,172
Maintained at fair value		1,922,916	1,878,609
		27,180,361	27,647,781

FIXED ASSETS, NET	17	33,199,861	33,367,981

INTANGIBLE ASSETS, NET	18	4,801,212	4,992,176

		147,647,770	148,558,073

TOTAL ASSETS		189,052,112	188,303,069

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

BALANCE SHEET AT MARCH 31, 2022 AND DECEMBER 31, 2021

(In thousands of Brazilian Reais)

LIABILITIES AND EQUITY	NOTE	03/31/2022	12/31/2021
CURRENT
Loans, financing and debentures	21	8,184,832	8,234,753
Compulsory loan	23	1,238,366	1,216,335
Suppliers	19	3,200,908	4,031,532
Advances	20	1,483,193	1,460,455
Taxes payable	24	578,154	804,485
Income tax and social contribution	12	222,753	19,624
Provision for Onerous contracts		10,517	10,517
Shareholders’ compensation	25	1,435,014	1,406,891
Financial liabilities - Concessions and Itaipu	15	1,064,344	578,626
Payroll		1,489,237	1,602,947
Reimbursement Obligations	13	1,199,689	859,003
Post-employment benefit		231,637	233,304
Provisions and Contingent Liabilities	26	2,225,978	2,267,649
Regulatory Fees		905,885	542,913
Leases	22	208,604	209,774
Others		317,686	236,183
		23,996,797	23,714,991

Liabilities associated with assets held for sale	37	169,383	168,381
		24,166,180	23,883,372

NON-CURRENT
Financing, loans and debentures	21	33,453,966	35,780,892
Suppliers	19	16,555	16,555
Advances	20	165,406	186,348
Asset decomission obligation	27	3,328,015	3,268,301
Provisions and Contingent Liabilities	26	31,611,131	31,142,222
Post-employment benefit		5,866,687	5,851,502
Provision for short-term liabilities		731,266	708,516
Provision for Onerous contracts		428,164	428,164
Leases	22	648,800	693,710
Concessions payable - Use of Public Property		83,179	81,655
Advances for future capital increase		17,235	77,336
Regulatory Fees		420,285	649,341
Taxes payable	24	248,236	260,612
Income tax and social contribution	12	7,183,249	7,244,737
Others		1,563,043	1,613,042
		85,765,217	88,002,933

EQUITY
Capital stock	28	39,057,271	39,057,271
Capital reserves		13,867,170	13,867,170
Profit reserves		30,890,165	30,890,165
Retained earnings		2,914,564	—
Other cumulative comprehensive results		(7,913,071)	(7,693,402)
Participation of controlling shareholders		78,816,099	76,121,204

Participation of non-controlling shareholders		304,616	295,560

TOTAL EQUITY		79,120,715	76,416,764

TOTAL LIABILITIES AND EQUITY		189,052,112	188,303,069

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

INCOME STATEMENT FOR THE PERIODS ENDED ON MARCH 31, 2022 AND 2021

(In thousands of Brazilian Reais)

	NOTE		03/31/2022		03/31/2021

Net Operating Revenue	30		9,181,318		8,208,426

OPERATING EXPENSES	31

Energy purchased for resale			(482,958)		(499,316)
Charges upon use of electricity network			(621,119)		(455,668)
Fuel to produce electricity			(768,250)		(537,337)
Construction			(195,256)		(148,568)
Personnel suppliers and services			(1,662,211)		(1,685,630)
Depreciation			(432,946)		(435,817)
Amortization			(212,199)		(22,283)
Donations and contributions			(47,068)		(38,738)
Operating charges (reversals), net			(2,070,442)		(1,105,009)
Others			(255,290)		(309,859)
			(6,747,739)		(5,238,225)

OPERATING INCOME BEFORE FINANCIAL RESULT			2,433,579		2,970,201

FINANCIAL RESULT	32

Financial income
Income from interest, comissions and fees			199,449		138,746
Income from financial investments			341,607		90,845
Additional interest on energy			112,536		127,529
Monetary adjustment gain			299,068		522,951
Exchange variations gain			1,614,862		881,325
Interest Income on Dividends			61,546		—
Gains on derivatives			—		284,796
Other financial income			210,573		127,746

Financial Expenses
Debt charges			(821,076)		(492,628)
Leasing charges			(140,700)		(114,352)
Charges on shareholders funds			(2,293)		(143,106)
Monetary adjustment loss			(521,959)		(196,661)
Exchange variations loss			(484,622)		(1,482,257)
Losses on derivatives			(79,366)		—
Other financial expenses			(311,437)		(328,705)
			478,188		(583,771)

PROFIT BEFORE RESULTS OF EQUITY, INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS			2,911,767		2,386,430

Results of equity method investments	16		552,441		430,075

Other revenue and expenditure	33		121,033		—

PROFIT BEFORE TAXES AND SOCIAL CONTRIBUTIONS			3,585,241		2,816,505

Current Income Tax and Social Contribution	12		(788,564)		(972,207)
Deferred Income Tax and Social Contribution	12		(80,302)		(235,159)
TOTAL INCOME TAXES AND SOCIAL CONTRIBUTIONS			(868,866)		(1,207,366)

NET INCOME FOR THE PERIOD			2,716,375		1,609,139

AMOUNT ATTRIBUTED TO OWNERS OF THE COMPANY			2,708,342		1,601,068
AMOUNT ATTRIBUTED TO NON-CONTROLING INTERESTS			8,033		8,071

EARNINGS PER SHARE	29

Profit basic per share (ON)		R$	1.70	R$	1.00
Profit basic per share (PN)		R$	1.87	R$	1.10
Profit diluted per share (ON)		R$	1.67	R$	1.00
Profit diluted per share (PN)		R$	1.83	R$	1.10

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF SHAREHOLDER’S EQUITY FOR THE PERIODS ENDED ON MARCH 31, 2022 AND DECEMBER 31, 2021

(In thousands of Brazilian Reais)

								ACCUMULATED	EQUITY
			PROFIT RESERVES					OTHER	ATTRIBUTABLE TO
		CAPITAL		PROFIT		STATUTORY -	ACCUMULATED	COMPREHENSIVE	OWNERS OF THE	NON-CONTROLLING
	CAPITAL STOCK	RESERVES	LEGAL	RETENTION	STATUTORY	INVESTMENTS	PROFIT / LOSSES	INCOME	COMPANY	INTEREST	TOTAL EQUITY

As of December 31, 2021	39,057,271	13,867,170	1,968,511	10,539,663	409,825	17,972,166	—	(7,693,402)	76,121,204	295,560	76,416,764
Accumulated conversion adjustments	—	—	—	—	—	—	—	(42,135)	(42,135)	—	(42,135)
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	206,222.00	(172,609)	33,613	—	33,613
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	58,687	58,687	—	58,687
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	(63,612)	(63,612)	1,023	(62,589)
Net income in the period	—	—	—	—	—	—	2,708,342	—	2,708,342	8,033	2,716,375
As of March 31, 2022	39,057,271	13,867,170	1,968,511	10,539,663	409,825	17,972,166	2,914,564	(7,913,071)	78,816,099	304,616	79,120,715

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

STATEMENT OF SHAREHOLDER’S EQUITY FOR THE PERIODS ENDED ON MARCH 31, 2021 AND DECEMBER 31, 2020

(In thousands of Brazilian Reais)

									ACCUMULATED	EQUITY
			PROFIT RESERVES						OTHER	ATTRIBUTABLE TO
		CAPITAL		PROFIT		SPECIAL RESERVE	STATUTORY -	ACCUMULATED	COMPREHENSIVE	OWNERS OF THE	NON-CONTROLLING
	CAPITAL STOCK	RESERVES	LEGAL	RETENTION	STATUTORY	OF DIVIDENDS	INVESTMENTS	PROFIT / LOSSES	INCOME	COMPANY	INTEREST	TOTAL EQUITY
As of December 31, 2020	39,057,271	13,867,170	1,686,204	9,427,502	353,364	2,291,889	15,149,095	—	(8,354,188)	73,478,307	272,987	73,751,294
Accumulated conversion adjustments	—	—	—	—	—	—	—	—	25,030	25,030	—	25,030
Financial instruments at fair value by means of OCI	—	—	—	—	—	—	—	—	17,446	17,446	—	17,446
Deferred Income tax and social contribution over OCI	—	—	—	—	—	—	—	—	(5,932)	(5,932)	—	(5,932)
Adjustment of Controlled / Associated Companies	—	—	—	—	—	—	—	7,442	(15,799)	(8,357)	(22,246)	(30,603)
Net income in the period	—	—	—	—	—	—	—	1,601,068	—	1,601,068	8,071	1,609,139
Approval of the additional dividend by the AGO	—	—	—	—	—	(2,291,889)	—	—	—	(2,291,889)	—	(2,291,889)
As of March 31, 2021	39,057,271	13,867,170	1,686,204	9,427,502	353,364	—	15,149,095	1,608,510	(8,333,443)	72,815,673	258,812	73,074,485

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIODS ENDED ON MARCH 31, 2022 AND 2021

(In thousands of Brazilian Reais)

	03/31/2022	03/31/2021

Net income in the period	2,716,375	1,609,139

Other Components of the Comprehensive Income

Items that will not be reclassified to the result
Financial instruments at fair value through OCI	(182,222)	16,192
Deferred Income Tax/Social Contribution	57,754	(5,072)
Actuarial gains or losses	(28,635)	(41,782)
Deferred Income Tax/Social Contribution on Net Income	—	14,206
	(153,103)	(16,456)
Items that may be reclassified to profit or loss
Cumulative Conversion Adjustments	(63,491)	38,692
Cash flow hedge adjustment	(2,795)	—
Share in comprehensive income of subsidiaries, affiliates and jointly controlled companies	(280)	(1,490)
	(66,566)	37,202

Other components of the comprehensive income in the period	(219,669)	20,746

Total comprehensive income in the period	2,496,706	1,629,885

Portion attributed to controlling shareholders	2,488,673	1,621,813
Non-controlling portion	8,033	8,072

	2,496,706	1,629,885

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRAS

CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIODS ENDED ON MARCH 31, 2022 AND 2021

(In thousands of Brazilian Reais)

	NOTE	03/31/2022	03/31/2021

OPERATIONAL ACTIVITIES

Income before income tax and social contribution		3,585,241	2,816,505

Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	31	645,144	458,100
Net exchange rate and monetary changes	32	(907,349)	274,642
Financial charges	32	703,074	611,340
Equity result	16	(552,441)	(430,075)
Other income and expenses	33	(121,033)	—
Contractual revenue - Transmission	14-30	(4,235,234)	(3,801,242)
Construction revenue - Generation	30	(3,418)	(8,790)
Construction cost - Transmission		191,838	139,778
Operational Provisions (Reversals)	31.1	2,070,442	1,105,009
Interest of non-controlling shareholders		(11,998)	(12,220)
Financial instruments - derivatives		79,366	(284,796)
Others		(176,581)	(9,209)
		(2,318,190)	(1,957,463)

(Increases)/decreases in operating assets
Accounts receivable		154,292	355,090
Marketable and securities		222,168	(322,549)
Reimbursement rights		(74,843)	1,559
Warehouse		(21,154)	2,682
Nuclear fuel stock		102,977	36,704
Financial assets - Itaipu	15	514,349	593,802
Assets held for sale	37	24,657	—
Hydrological Risk		—	7,218
Others		(139,136)	328,041
		783,310	1,002,547
Increases/(decreases) in operating liabilities
Suppliers		(736,045)	(1,043,673)
Advances		(20,942)	(19,933)
Leases		136,159	114,529
Estimated obligations		(118,001)	(68,747)
Reimbursement Obligations		(22,259)	(44,518)
Regulatory Fees		133,916	(18,835)
Liabilities associated with assets held for sale		1,002	—
Others		(498,889)	(334,395)
		(1,125,059)	(1,415,572)

Payment of interests		(612,625)	(493,055)
Payment of interests - Leases		(986)	(1,156)
Receipt of RAP and indemnities		3,342,505	4,251,176
Receipt of financial charges		83,814	202,696
Payment of income tax and social contribution		(772,458)	(741,543)
Receipt of remuneration of investments in ownership interests		140,802	426,826
Payment of supplementary social security		(118,004)	(75,506)
Payment of judicial contingencies	26	(819,249)	(675,483)
Securities and restricted deposits		(485,287)	(69,830)

Net cash from (used in) operating activities		1,683,814	3,270,142

FINANCING ACTIVITIES

Payment of loans and financing/debentures - principal		(1,397,057)	(1,530,616)
Payment of remuneration to shareholders		(193)	(2,312,224)
Payment of financial leases	22	(182,239)	(159,992)
Others		(56,377)	(3,907)

Net cash provided by (used in) financing activities		(1,635,866)	(4,006,739)

INVESTMENT ACTIVITIES

Loans and financing - receipt		367,966	1,213,310
Acquisition of fixed assets		(266,102)	(279,298)
Acquisition of intangible assets		(9,390)	(27,664)
Transmission infrastructure - contractual asset		(191,838)	(139,778)
Capital investment in equity investment		(396)	(2,244)
Disposal of investments in equity interests		—	1,687
Others		8,397	(24,073)

Net cash provided by (used in) investment activities		(91,363)	741,940

Increase (decrease) in cash and cash equivalents		(43,415)	5,343

Cash and cash equivalents at the beginning of the financial year	5	192,659	286,607
Cash and cash equivalents at the end of the period	5	149,244	291,950
		(43,415)	5,343

CENTRAIS ELÉTRICAS BRASILEIRAS SA

Notes to the financial statements for the period ended March 31, 2022

(In thousands of Brazilian Reais)

NOTE 1 - OPERATING CONTEXT

Centrais Elétricas Brasileiras S.A. (Eletrobras or Company) is a public company, with its head office in Brasília (DF), registered with the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission (SEC), with stocks traded on the São Paulo (B3), Madrid (LATIBEX) and New York (NYSE) stock exchanges. Eletrobras is a mixed capital company controlled by the Brazilian Federal Government.

Eletrobras acts as a holding company, managing investments in equity interests, holding direct and indirect control of electric power generation and transmission companies (see Note 4), and also holding control of Eletrobras Participações SA (Eletropar) (collectively, the Company). Eletrobras also holds a direct equity stake in Itaipu Binacional (under the terms of the International Treaty signed between the Governments of Brazil and Paraguay) and Rouar SA, in addition to direct and indirect interests in 80 Special Purpose Entities (SPEs).

Eletrobras is authorized, directly or through its subsidiaries, jointly controlled and affiliated companies, to associate with, or constitute, business consortia (with or without the use of its resources) and participate in companies abroad (with or without a controlling interest) which aim to directly or indirectly explore, produce, transmit or distribute electric energy.

The Company acts as an electricity trading agent for Itaipu Binacional and the agents participating in the Incentive Program for Alternative Electricity Sources (PROINFA).

The Company’s Executive Board approved the issuance of these interim financial statements on June 6, 2022.

Capitalization of Eletrobras

In April 2022, the plenary of the Brazilian Federal Court of Auditors (TCU) initiated the second step of process TC 008.845/2018-2, which analyzes the model and capitalization of the privatization process that Eletrobras is undergoing, as well as the significance of this process for the sector, the consumer and the country. The trial was put on a 20-day hiatus, as requested by Minister Vital do Rego. The trial is expected to resume on May 18, 2022. For further details, see Explanatory Note 1 to the financial statements for the year ended December 31, 2021.

NOTE 2 – HIGHLIGHTS OF THE FIRST QUARTER OF 2022

2.1 Reimbursement of Fixed Assets in Progress (AIC)

In January 2022, Eletrobras’s Board of Directors decided to approve the amount of R$ 121,033 proposed by Ceron (currently Energisa Rondônia) for the reimbursement of the AIC. Moreover, the signing of the AIC Reimbursement Agreement to be entered into by Eletrobras and the distributor Energisa Rondônia was also approved. For more details, see Note 33.

2.2 Leniency Agreement

In February 2022, the Company signed a Leniency Agreement for the reimbursement of R$ 139,612, to be received in 16 annual installments and adjusted for the SELIC rate (System of Liquidation and Custody), relating to the projects in which it directly or indirectly participates. Despite adhesion to the agreement, nothing has been recorded in these quarterly financial statements because in similar agreements there was no receipt of the expected financial flow. The Company needs to wait to receive the amounts in order to evaluate when to record these amounts in its accounting records.

2.3 Resuming construction work at the Angra 3 plant

In February 2022, the subsidiary Eletronuclear signed the service agreement that allows the Company to resume work on the Angra 3 Nuclear Power Plant, within the scope of the Critical Path Acceleration Plan between Eletronuclear and the consortium formed by Ferreira Guedes, Matricial and ADtranz. Among the main measures included in the Plan is the completion of the concrete superstructure of the Angra 3 reactor building. Following this, the bidding will be carried out to hire the company or consortium that will finalize the civil works and the electromechanical assembly of the plant.

2.4 Contract for the supply of wind turbines

In February 2022, the subsidiary CGT Eletrosul entered into contracts with WEG S.A., through WEG Equipamentos Elétricos S.A., for the supply of 72 4.2 megawatt (MW) wind turbines. Included in these contracts were logistics, assembly and commissioning services, in addition to operation and maintenance services, totalling approximately R$ 2,100,000.

2.5 Disposal of SPE Livramento Holding

In March 2022, the Board of Directors of CGT Eletrosul approved the offer made by Arthur Moura Engenharia to acquire the entire interest of CGT Eletrosul, corresponding to 78% of the equity interest in SPE Livramento Holding S.A. The sale and purchase agreement (CCVA) was signed on the same date and consideration of R$ 3,709 was also received on the same date. The Company has recorded a net liability held for sale of R$ 73,801. The finalization of the process, including the transfer of the shares, is subject to obtaining the necessary consents and requisite shareholder resolution of CGT Eletrosul. The Company classified the investee as held for sale in December 2021. For further details, see Note 37.

NOTE 3 - ELECTRIC POWER CONCESSIONS AND AUTHORIZATIONS

Eletrobras, through its subsidiaries, jointly controlled and affiliated companies, holds several electric power concessions in the Generation and Transmission segments, and also holds interests in SPEs which operate in those same segments. These concessions have not changed significantly from those disclosed in the financial statements for the year ended December 31, 2021.

NOTE 4 – BASIS FOR THE PREPARATION AND PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements were prepared to update users on the relevant events and transactions that occurred during the period, and they must be analyzed with the financial statements for the year ended December 31, 2021. The accounting policies, estimates, accounting judgments, and measurement methods are the same as those adopted in the preparation of the financial statements for the year ended December 31, 2021.

4.1 - Conformity declaration

The Company’s interim financial statements were prepared in accordance with International Accounting Standard (IAS) 34, issued by the International Accounting Standards Board (IASB), and applicable to Interim Financial Statements.

4.1.1 - Reissuance of the Quarterly Information Form

As a result of obtaining the waiver at the debenture holders' general meeting held on June 6, 2022, the Company is resubmitting the Interim financial statements to update the Note on subsequent events (38.6) in order to disclose this fact. Additionally, the independent auditor's review report is also being resubmitted with the removal of the paragraph of emphasis related to going concern, given that the uncertainties presented were eliminated by obtaining the waiver. There were no changes to these interim financial statements other than the inclusion of this explanatory note 4.1.1 and the updating of the subsequent events disclosed in note 38.6.

4.2 - Basis of preparation and measurement

The preparation of the interim financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the accounting policies of Eletrobras Companies.

These interim financial statements include information on Eletrobras and the following subsidiaries, jointly controlled and affiliate companies:

	3/31/2022		12/31/2021
	Participation		Participation
	Direct	Indirect	Direct	Indirect
Subsidiaries
Electronuclear	99.95%	—	99.95%	—
CGT Eletrosul	99.89%	—	99.89%	—
Chesf	99.58%	—	99.58%	—
Furnas	99.56%	—	99.56%	—
Eletronorte	99.66%	—	99.66%	—
Eletropar	83.71%	—	83.71%	—
Brasil Ventos Energia S.A.	—	99.56%	—	99.56%
Transenergia Goiás S.A.	—	99.56%	—	99.56%
Livramento Holding S.A. (a)	—	78.00%	—	78.00%

Joint operations (consortia)
Consórcio Energético Cruzeiro do Sul	—	49.00%	—	49.00%

(a)	Company classified as an asset held for sale, see Note 37.

The subsidiary CGT Eletrosul holds a 49% interest in the Cruzeiro do Sul Consortium, which operates the hydroelectric power station known as UHE Governador Jayme Canet Junior, located in Telêmaco Borba’ / Ortigueira (PR). This plant has been operating since 2012 and has a 30-year term. CGT Eletrosul is entitled to a proportional participation in the revenues and assumes a proportional share of the expenses of this joint operation.

4.3 – Functional currency and presentation of the interim financial statements

These financial statements are presented in Reais, which is Eletrobras’s functional currency. The financial statements are presented in thousands of Reais, rounded to the nearest whole number, unless otherwise stated.

4.4 - Adoption of new standards and interpretations

The Company did not identify any impacts related to the application of the changes and new interpretations to the International Financial Reporting Standards (IFRSs) issued by the IASB, which are disclosed below:

Review of Technical pronouncement nº	Revised standards	Changes	Applicable from
19	IAS 16

The amendments prohibit deducting from the cost of an item of property, plant or equipment any proceeds arising from the sale of items produced before the asset is available for use, that is, resources to bring the asset to the place and in the necessary condition for it to be able to operate in the manner intended by management.

01/01/2022
19	IAS 37

The amendments specify that the performance cost of the contract comprises the costs directly related to the contract. The amendments apply to contracts for which the entity has not yet fulfilled all of its obligations at the beginning of the annual period in which the entity applies the changes for the first time.

01/01/2022
19	IFRS 3

The amendments make IFRS 3 refer to the 2018 Conceptual Framework rather than the 1989 Framework. In addition, they include a requirement that, for obligations within the scope of IAS 37, the purchaser applies IAS 37 to determine whether there is a present obligation at the acquisition date as a result of events past.

01/01/2022
19	IFRS 1

The amendments indicate that the subsidiary using the exemption in item D16(a) may choose, in its financial statements, to measure the accumulated translation differences for all operations abroad at the carrying amount that would be included in the parent company’s consolidated statement, if no adjustments are made to the consolidation procedures and the effects of the combination of business in which the parent acquired the subsidiary.

01/01/2022
19	IFRS 9

The amendments clarify that in determining fees paid net of fees received, the debtor includes only fees paid or received between debtor and creditor, including fees paid or received by the debtor or creditor on behalf of the other.

01/01/2022

4.4.1 – New standards and interpretations not yet applicable

The Company did not identify any impacts related to the application of the changes and new interpretations to the IFRSs issued by the IASB, which are disclosed below:

Revised standards	Changes	Applicable from
IAS 1	The amendments modify the requirements contained in IAS 1 regarding the disclosure of accounting policies.	01/01/2023
IAS 1

The amendments clarify that the classification of liabilities as current or non-current is based on existing rights at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the liquidation of the liability, explain that rights exist if restrictive clauses are met at the balance sheet date, and introduce the definition of liquidation.

01/01/2023
IAS 12

The amendments introduce an additional exception from the initial recognition exemption. Under the alterations, the entity does not apply the initial recognition exemption for transactions that result in temporary taxable and similar deductible differences.

01/01/2023
IAS 8	The amendments replaces the definition of change in accounting estimates with the definition of accounting estimates.	01/01/2023
IFRS 10	The amendments deal with situations involving the sale or contribution of assets between an investor and its affiliate or joint venture.	The effective date of the amendments has not been set by the IASB

NOTE 5 – CASH AND CASH EQUIVALENTS

	3/31/2022	12/31/2021
Cash in financial institutions	66,041	85,608
Financial investments (a)	83,203	107,051
Total	149,244	192,659

(a)	Financial investments are of immediate liquidity, substantially with Interbank Certificate of Deposit (CDI)/SELIC remuneration. No public security is classified as cash and cash equivalents.

NOTE 6 – RESTRICTED CASH

	3/31/2022	12/31/2021
Marketing - Itaipu	1,367,419	1,038,270
Marketing - PROINFA	1,425,268	1,041,481
PROCEL	437,763	433,268
Resources of RGR	32,272	31,575
Total	3,262,722	2,544,594

NOTE 7 – MARKETABLE SECURITIES

The details of the bonds and securities in which the Company invests are as follows:

Titles	3/31/2022	12/31/2021
Current
LTN (Letra do Tesouro Nacional)	8,551,796	9,823,486
NTN-F (Nota do Tesouro Nacional)	1,654,551	143,768
LFT (Letra Financeira do Tesouro)	564,274	690,470
Fixed income securities	3,245,382	3,182,447
Fixed income short term investments	866,809	1,489,807
Others	253,223	145,227
Restricted Securities
Itaipu Agreement	169,209	165,571
	15,305,244	15,640,776

Non-Current
Participation Certificates	398,373	393,747
Southeast and Midwest Energy Fund	642,119	554,123
Northeast Energy Fund	161,076	140,705
Others	9,808	4,901
	1,211,376	1,093,476

Total	16,516,620	16,734,252

NOTE 8 – ACCOUNTS RECEIVABLE, NET

	3/31/2022					12/31/2021
			Overdue
		Overdue	90 +	Renegotiated
	Accounts Due	up to 90 days	days	Credits	Total	Total
Current
Energy Provisioning/Supply (a)	2,297,635	407,475	301,040	23,044	3,029,194	2,793,981
Short-term electric power - CCEE (b)	441,183	152,115	1,950	—	565,248	299,162
Use of electric network	783,772	78,602	61,926	—	924,300	860,986
Connection/availability for transmission system	360,003	15,637	121,467	—	497,137	511,372
PROINFA	534,349	—	—	—	534,349	524,939
Renegotiated credits	522,445	91,860	8,084	—	622,389	633,751
(-) ECL (c)	(450,845)	(165,906)	(280,049)	(23,044)	(919,844)	(529,215)
	4,458,572	579,783	214,418	—	5,252,773	5,094,976
Non-Current
Energy provisioning/supply (a)	—	—	9,548	1,810,474	1,820,022	1,834,667
Short-term electric power - CCEE (b)	—	—	293,560	—	293,560	293,560
Use of electric network	—	—	4,348	—	4,348	4,348
(-) ECL (c)	—	—	(307,456)	(1,315,041)	(1,622,497)	(1,139,495)
	—	—	—	495,433	495,433	993,080

Total Customers	4,458,572	579,783	214,418	495,433	5,748,206	6,088,056

(a)	Energy Provision/Supply

Amazonas Energia currently has four debt instruments (ICDs) with Eletronorte. They were signed between 2019 and 2021, in order to renegotiate Amazonas Energia’s debts with Eletronorte. As of December 2021, the default rate for this customer had increased, impacting the balances receivable from the supply of energy.

(b)	Short-term Electric - CCEE

In the first three months of 2022, the Santa Cruz Thermoelectric Power Plant (TPP) increased the dispatch by the National System Operator (ONS), increasing the amount of energy to be settled and consequently causing an increase in the short-term electricity market.

(c)	Estimated Credit Loss - ECL

The changes in provisions for the three-month periods ended March 31, 2022 and 2021 are as follows:

Opening balance	1,668,710	2,635,209
(+) Constitution	929,640	155,822
(-) Reversals	(33,249)	(66,952)
(-) Write-off	(22,760)	(23,867)
Final balance as of March 31, 2022 and 2021	2,542,341	2,700,212

As of March 31, 2022, the Company presented a balance of R$ 2,542,341 (R$ 1,668,710 as of December 31, 2021) for the Estimated Credit Loss (ECL). Of the final loss provision of R$ 929,640, R$ 886,257 corresponds to Amazonas Energia. This is due to the increase in the customer’s default rate. The adjustment of the provision aims to adequately reflect the increase in risk that the Company observed during the period. Since the customer defaulted on the ICD during the quarter, the four ICDs were fully provisioned.

The adjustment of the provision was recorded as an operating expense in the profit and loss account for the period (see Note 31).

NOTE 9 – FINANCING AND LOANS RECEIVABLE

	Average Rate
	3/31/2022	12/31/2022	3/31/2022	12/31/2022
Amazonas Energia S.A.	9.61	7.59	4,111,939	4,009,587
Itaipu Binacional	5.52	5.43	469,426	688,884
Equatorial Alagoas Distribuidora de Energia S.A.	8.33	5.69	1,003,210	1,135,749
Eletropaulo Metropolitana Eletricidade de São Paulo S.A	3.42	5.34	706,075	687,679
Equatorial Piauí Distribuidora de Energia S.A.	8.09	6.29	355,213	411,595
Roraima Energia S.A.	9.54	7.02	143,545	143,896
Others	—	—	157,792	154,477
(-)ECL	—	—	(1,751,922)	(1,388,340)
Total			5,195,278	5,843,527

Principal			1,413,015	1,232,745
Charges			10,204	19,021
Current			1,423,219	1,251,766

Non-Current			3,772,059	4,591,761

Total			5,195,278	5,843,527

Financings and loans granted are provided with the Company’s own resources and external resources obtained from international development agencies and financial institutions and raised through the issuance of securities in the national and international financial markets.

All financings and loans granted are evidenced by formal contracts signed by the borrowers. As for the amount, approximately 56% of receivables are expected to be amortized over the next five years, mostly in monthly installments, with the average interest rate being weighted by the portfolio balance of 9.36% per year.

The Company is the creditor of a loan to Itaipu Binacional with an exchange rate adjustment clause that represents 9% of the total portfolio (11% as of December 31, 2021). The other financings and loans are expected to be updated based on the IGP-M and IPCA indexes.

9.1 – Changes in Loans Receivable

The changes in the financing and loans granted by the Company for the periods ended March 31, 2022, and 2021 are as follows:

Opening balance	5,843,527	10,924,899
Amortization of principal	(317,368)	(1,213,310)
Interest, taxes, monetary and exchange variations incurred	96,816	574,494
Received interest	(65,896)	(202,359)
ECL	(363,583)	(3,277)
Write-offs	1,782	5,235
Final balance as of March 31, 2022 and 2021	5,195,278	10,085,682

9.2 - ECL Loans receivable

The changes in the provision for financing and loans granted by the Company for the periods ended March 31, 2022 and 2021 are as follows:

Opening balance	1,388,340	755,002
(+) Additions	363,583	3,276
Final balance as of March 31, 2022 and 2021	1,751,923	758,278

In the quarter ended March 31, 2022, a total provision of R$ 363,583 was recorded. Of this amount, R$ 359,621 relates to the provision for Amazonas Energia (the accumulated amount of the provision for losses from Amazonas Energia is R$ 1,615,382). Part of the Amazonas Energia’s receivables became due in December 2021, and other contracts will become due in December 2023. The provision made adequately represents the risk of default. Eletrobras’s Management believes that the current provisioning covers the expected losses on these receivables, based on an analysis of the behavior of the portfolio and the level of counterparty risk.

NOTE 10 - DIVIDENDS RECEIVABLE

The amounts presented refer to dividends and interest on equity receivable (net of Withholding Income Tax (IRRF), when applicable), resulting from permanent investments maintained by the Company.

	3/31/2022	12/31/2021
Affiliates
Itaipu Binacional	104,194	1,949
Lajeado Energia S.A.	107,904	101,318
Equatorial Maranhão Distribuidora de Energia S.A.	63,650	—
Interligação Elétrica do Madeira S.A. - IE Madeira	60,238	60,238
Companhia de Transmissão de Energia Elétrica Paulista S.A. – CTEEP	—	40,431
Belo Monte Transmissora de Energia S.A. – BMTE	25,714	37,964
Manaus Construtora LTDA	23,298	23,298
Energética Águas da Pedra S.A. – EAPSA	21,854	21,854
Companhia Estadual de Geração de Energia Elétrica – CEEE-G	16,687	18,522
CEB Lajeado S.A.	20,210	17,267
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	14,453	14,453
Mata de Santa Genebra Transmissão S.A	13,560	13,560
Goiás Transmissão S.A.	10,594	10,594
MGE Transmissão S.A.	10,498	10,498
Sistema de Transmissão Nordeste S.A. – STN	9,428	9,428
Retiro Baixo Energética S.A.	7,072	7,072
Paulista Lajeado Energia S.A.	5,513	5,371
Paranaíba Transmissora de Energia S.A.	4,997	4,997
Companhia Estadual de Transmissão de Energia Elétrica - CEEE-T (a)	—	4,064
Transenergia São Paulo S.A.	2,691	2,691
Empresa Metropolitana de Águas e Energia S.A. – EMAE	2,777	—
Others	29,629	37,573
Total	554,961	443,142

(a)	Companhia Estadual de Transmissão de Energia Elétrica (CEEE-T) is classified as held for sale - see Note 37.

NOTE 11 - RECOVERABLE TAXES

	3/31/2022	12/31/2021
Current assets
IRRF	114,812	518,797
PIS/COFINS recoverable	231,783	191,934
ICMS recoverable	34,080	30,290
Others	30,191	14,885
	410,866	755,906
Non-current assets
Income tax/Social contribuition	180,193	180,193
PIS/COFINS recoverable	185,506	183,772
ICMS recoverable	66,368	64,706
Others	26,079	20,587
	458,146	449,258

Total	869,012	1,205,164

NOTE 12 - INCOME TAX AND SOCIAL CONTRIBUTION

12.1 - Current income tax and social contribution

	3/31/2022	12/31/2021
Current assets
Advances/IRPJ and CSLL negative balance	1,841,844	1,487,777

Current liabilities
Current income tax	167,362	35
Current social contribution	55,391	19,589
	222,753	19,624

12.2 - Deferred income and social contribution taxes

	3/31/2022	12/31/2021
Non-current assets
Deferred IRPJ and CSLL	1,419,829	1,500,987

Non-current liabilities
Deferred IRPJ and CSLL	7,183,249	7,244,737

12.3 - Composition of deferred income tax and social contribution

	3/31/2022			12/31/2021
			Net Asset			Net Asset
	Asset	Liability	(liability) effect	Asset	Liability	(liability) effect
Deferred assets
CGT Eletrosul	2,907,091	(1,487,262)	1,419,829	2,946,137	(1,445,150)	1,500,987
Total	2,907,091	(1,487,262)	1,419,829	2,946,137	(1,445,150)	1,500,987

Deferred liability
Eletrobras	—	(589,572)	(589,572)	—	(569,816)	(569,816)
Chesf	1,796,939	(2,550,820)	(753,881)	1,754,433	(2,424,625)	(670,192)
Furnas	2,413,026	(6,595,788)	(4,182,762)	2,324,090	(6,459,602)	(4,135,512)
Eletropar	—	(13,208)	(13,208)	—	(9,805)	(9,805)
Eletronorte	1,583,813	(3,227,639)	(1,643,826)	1,374,181	(3,233,593)	(1,859,412)
Electronuclear	609,927	(609,927)	—	549,705	(549,705)	—
Total	6,403,705	(13,586,954)	(7,183,249)	6,002,409	(13,247,146)	(7,244,737)

Total	9,310,796	(15,074,216)		8,948,546	(14,692,296)

	3/31/2022	12/31/2021
Deferred tax assets
Operating provisions	1,022,737	1,015,144
Tax credit without tax loss and negative basis	1,927,861	2,052,298
Provision for contingencies	2,528,084	2,370,870
Provision for expected credit losses	1,430,507	1,075,818
Provision for investment losses	234,400	234,400
Adjustments IFRS 15	356,400	348,481
Impairment	1,685,144	1,535,144
Others	125,663	316,391
Total Assets	9,310,796	8,948,546

Deferred tax liabilities
Contract asset	10,325,959	10,104,705
Adjustments IFRS 15	1,303,658	1,141,187
Renegotiation of hydrological risk	1,280,012	1,344,845
Debt charges	558,457	558,457
FVTOCI financial instruments	589,572	569,816
Accelerated depreciation	278,684	273,826
Others	737,874	699,460
Total Liabilities	15,074,216	14,692,296

Deferred tax liabilities	5,763,420	5,743,750

The amounts recognized in the financial statements are the result of our best estimate of future taxable profits, and take into account the temporary differences, tax losses, and the negative basis of the social contribution of each entity.

The Companies below have deferred taxes (net) as a result of temporary differences, tax losses and negative basis of social contribution. Their expected tax realization for future years is as follows:

	Eletrobras	CGT Eletrosul	Furnas	Chesf	Eletropar	Eletronorte	Total
2022	(196,524)	63,145	(648,987)	(10,194)	(4,402)	(99,319)	(896,281)
2023	(196,524)	60,026	(882,444)	(13,592)	(4,402)	(132,425)	(1,169,361)
2024	(196,524)	43,372	(917,024)	(20,495)	(4,403)	(142,638)	(1,237,712)
2025	—	26,110	(926,648)	(22,888)	—	(156,435)	(1,079,860)
After 2025	—	1,227,176	(807,659)	(686,712)	—	(1,113,010)	(1,380,204)
Total	(589,572)	1,419,829	(4,182,762)	(753,881)	(13,207)	(1,643,826)	(5,763,418)

Additionally, Eletrobras and its subsidiary Eletronuclear do not present future taxable income and, therefore, the deferred tax credits for tax losses and negative basis of social contribution which were not recorded in the financial statements totalled R$ 5,603,996 as of March 31, 2022 (R$ 3,565,988 as of December 31, 2021).

	3/31/2022	12/31/2021
Eletrobras	5,283,943	3,205,305
Eletronuclear	320,053	360,683
Total	5,603,996	3,565,988

Aside from the non-recognized deferred tax liabilities derived from tax losses and negative basis of social contribution, as presented above, the Company had unrecorded deferred assets, related to temporary differences in its accounting books, in the amount of R$ 10,961,447 as of March 31, 2022. Their composition is described below:

Deferred tax assets on unrecognized temporary differences	3/31/2022
Provision for litigation	9,709,485
Actuarial provision	305,153
ECL	462,242
Others	484,567
Total	10,961,447

12.4 - Reconciliation of income tax and social contribution expenses

	3/31/2022	3/31/2021

	Corporate Income Tax and Social Contribution
Earnings before corporate income tax and social contribution	3,585,241	2,816,505

Total corporate income tax and social contribution calculated at a rate of 25% and 9%, respectively	(1,218,982)	(957,611)

Addition and exclusion effects:
Unrecognized/write-off deferred taxes	(192,323)	(115,154)
Exchange variation	207,298	(353,570)
Equity method investments	274,882	146,226
Provisions	14,008	(140,534)
Financial income - contract asset	131,186	(102,972)
Revenue from dividend	6,202	97,237
Tax-loss offset/Negative Basis	40,629	(35,918)
Establishment of tax credits (debits)	(84,548)	(69,685)
Tax incentives (a)	141,012	178,695
Grants	(702)	(3,624)
Hydrological Risk Renegotiation	51,842	—
Other additions and exclusions	(239,370)	149,544
Total Corporate Income Tax and Social Contributions expenses	(868,866)	(1,207,366)
Effective tax rate	24.23%	42.87%

(a)	Tax incentives

The Northeast Development Superintendence (SUDENE) and the Amazon Development Superintendence (SUDAM), through constitutive reports, recognized the right to a 75% reduction in income tax and non-refundable surcharges calculated on operating profit resulting from electricity generation and transmission activities. As of March 31, 2022, the gain resulting from this measure was R$ 58,906 (R$ 151,751 as of March 31, 2021).

12.5 - Income tax and social contribution recognized in other comprehensive income

	3/31/2022	3/31/2021
Adjust actuarial gains and losses	—	14,206
Remeasuring the fair value of financial instruments through OCI (Other comprehensive income)	57,754	(5,072)
Total income tax and social contribution recognized in other comprehensive income	57,754	9,134

NOTE 13 - REIMBURSEMENT RIGHTS AND OBLIGATIONS

	3/31/2022	12/31/2021
Current assets
Fuel consumption bill - CCC	593,241	583,863
Reimbursement of fixed assets in progress – AIC (a)	211,094	184,985
	804,335	768,848

Non-current assets
Fuel consumption bill - CCC	5,457,263	5,569,712
Reimbursement of fixed assets in progress– AIC (a)	451,576	397,737
CCC - ECL provision	(340,063)	(340,063)
	5,568,776	5,627,386

Total right of reimbursement	6,373,111	6,396,234

Current liabilities
Angra 2 Detour	—	22,259
PROINFA	1,199,689	836,744
	1,199,689	859,003

Total repayment obligation	1,199,689	859,003

a)	Reimbursement of AIC

In January 2022, Eletrobras’s Board of Directors decided to approve the amount of R$ 121,033 proposed by Ceron (currently Energisa Rondônia) for the reimbursement of the AIC. In addition, the signing of the AIC Reimbursement Agreement, to be entered into by Eletrobras and the distributor, Energisa, was also approved. As defined in the Share Purchase Agreement and Other Covenants, Energisa Rondônia will pay the reimbursement amount in 60 installments, with the outstanding balance being adjusted by 111% of the SELIC rate (see Note 33).

NOTE 14 - CONTRACTUAL TRANSMISSION ASSETS

The Company’s transmission concessions are classified under the contractual asset model, in accordance with IFRS 15 - Revenue from Contracts with Client. The movement of these assets in the periods ended March 31, 2022 and 2021, as shown in the table below:

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance as of December 31, 2021	24,494,418	18,128,156	10,607,255	6,285,139	59,514,968
Construction revenue	15,638	88,230	10,651	32,923	147,442
Financial revenue	1,067,724	777,596	448,295	277,333	2,570,948
Amortization	(768,245)	(552,702)	(312,882)	(191,832)	(1,825,661)
Balance as of March 31, 2022	24,809,535	18,441,280	10,753,319	6,403,563	60,407,697

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance as of December 31, 2020	22,044,369	14,477,124	10,092,792	4,774,239	51,388,524
Construction revenue	30,772	46,551	19,389	22,943	119,655
Financial revenue	1,002,795	656,266	452,767	227,904	2,339,732
Write-offs	—	—	(236,006)	—	(236,006)
Amortization	(1,188,299)	(820,851)	(452,138)	(212,027)	(2,673,315)
Balance as of March 31, 2021	21,889,637	14,359,090	9,876,804	4,813,059	50,938,590

In the first quarter of 2022, due to the IPCA variation in the period (2.30% from December 2021 to February 2022), an index that restates most of the Company’s transmission concession contracts, there was an increase in the balance of the contractual transmission assets with respect to the balance as of December 31, 2021.

NOTE 15 - FINANCIAL ASSETS AND LIABILITIES

	3/31/2022	12/31/2021
Non-current assets
Compensable generation concessions (a)	2,172,580	2,172,162
Itaipu financial asset (b)	400,234	428,865
Total Financial Assets	2,572,814	2,601,027

Current liabilities
Itaipu financial liability (b)	(1,064,344)	(578,626)
Total Financial Liabilities	(1,064,344)	(578,626)

(a)	Compensable Generation Concessions

The hydroelectric power plants of the subsidiaries included in the analysis for the receipt of additional indemnity are:

Subsidiary	Plant	3/31/2022	12/31/2021
Furnas	UHE Furnas	762,458	762,191
Furnas	UHE Luiz Carlos de Barreto de Carvalho	506,786	505,411
Chesf	UHE Paulo Afonso I, II, III and IV	447,723	449,520
Furnas	UHE Marimbondo	86,302	85,448
Furnas/Chesf	UHE Funil	64,515	63,937
Furnas	UHE Porto Colômbia	43,987	43,701
Chesf	UHE Luiz Gonzaga (Itaparica)	65,497	65,935
Chesf	UHE Boa Esperança	134,956	135,370
Chesf	UHE Xingó	38,519	38,793
Eletronorte	UHE Coaracy Nunes	5,235	5,235
Chesf	UHE Pedra	13,086	13,141
Furnas	UHE Corumbá	3,516	3,480
Total		2,172,580	2,172,162

The Company clarifies that the amounts previously disclosed must be recalculated in the light of the new conditions established by the revision of Normative Resolution No. 596/2013, as amended by Normative Resolution No. 942/2021, of July 13, 2021. Thus, the supporting documentary evaluation process must be carried out by Brazilian Electric Power Regulatory Agency (ANEEL), for the approval of the effective values of the generation indemnities within a term of 365 days following the publication of Normative Resolution No. 942/2021. The Company’s claims for indemnities exceed the amounts currently recorded in the accounts.

(b)	Itaipu’s Financial Assets (Liabilities)

	3/31/2022	12/31/2021
Current Assets / Liabilities
Accounts receivable	2,568,508	3,665,620
Right of reimbursement	1,903,217	2,837,610
Energy suppliers – Itaipu	(2,152,196)	(3,213,830)
Reimbursement obligations - Commercialization of electric power	(1,892,509)	(1,705,223)
Reimbursement obligations - Adjustment factor	(1,491,364)	(2,162,803)
	(1,064,344)	(578,626)
Non-current assets / liabilities
Accounts receivable	377,079	406,085
Right of reimbursement	311,386	306,339
Reimbursement obligations	(288,231)	(283,559)
	400,234	428,865

Total	(664,110)	(149,761)

The effects of the composition of Itaipu’s financial assets are set out above and further detailed below.

●	Adjustment factor

The balances resulting from the Itaipu Binacional adjustment factor, inserted in the Financial Assets and Liabilities items, are shown in the following table:

	3/31/2022		12/31/2021
	BRL	USD	BRL	USD
Regulatory assets - current assets	1,903,217	401,709	2,837,610	508,487
Regulatory assets - non-current assets	311,386	65,724	306,339	54,895
Total assets	2,214,603	467,433	3,143,949	563,382

Repayment obligation - União - Current liabilities	(1,491,364)	(314,780)	(2,162,803)	(387,564)
Repayment obligation - União - Non-current liabilities	(288,231)	(60,836)	(283,559)	(50,812)
Total liabilities	(1,779,595)	(375,616)	(2,446,362)	(438,376)

Net financial asset	435,008	91,817	697,587	125,006

Adopted rate:	3/31/2022		12/31/2021
USD	4.74		5.58

The Company’s liabilities will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999.

Such amounts will be realized through their inclusion in the transfer tariff, to be continued until 2023.

●	Commercialization of electricity from Itaipu

The commercialization operation does not impact the Company’s results, and, under the terms of the current regulation, a negative result represents an unconditional right to receive and a positive result represents an effective obligation.

As of March 31, 2022, a surplus of R$ 316,846 was recorded (a surplus of R$ 248,849 as of March 31, 2021), and the resulting obligation was considered as part of the financial liability line item.

NOTE 16 – INVESTMENTS

Accounted for by the equity method

	3/31/2022	12/31/2021
Jointly controlled companies
Norte Energia S.A. - Nessa	6,301,443	6,384,303
Energia Sustentável do Brasil S.A. - ESBR	3,279,457	3,295,627
Belo Monte Transmissora de Energia S.A. - BMTE	1,921,664	1,895,036
Interligação Elétrica do Madeira S.A. - IE Madeira	1,489,395	1,409,983
Teles Pires Participações S.A. - TPP	777,138	789,994
Mata de Santa Genebra Transmissão S.A.	596,472	634,284
Chapecoense Geração S.A.	484,973	454,259
Empresa de Energia São Manoel S.A.	423,370	428,168
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	429,255	413,106
Companhia Energética Sinop S.A. - SINOP	345,450	349,256
Energética Águas da Pedra S.A. - EAPSA	309,562	291,327
Enerpeixe S.A.	264,895	266,309
Sistema de Transmissão Nordeste S.A. - STN	273,313	258,272
Paranaíba Transmissora de Energia S.A.	193,038	188,675
Triangulo Mineiro Transmissora de Energia S.A.	187,293	182,828
Goiás Transmissão S.A.	177,083	177,274
Retiro Baixo Energética S.A.	171,117	168,726
MGE Transmissão S.A.	170,225	168,273
Rouar S.A.	119,076	134,264
Transenergia Renovável S.A.	97,606	97,461
Vale do São Bartolomeu Transmissora de Energia S.A.	81,965	79,406
Luziania-Niquelandia Transmissora S.A.	38,320	38,320
Others	580,961	643,185
	18,713,071	18,748,336

Associate companies
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	4,613,314	4,451,016
Equatorial Maranhão Distribuidora de Energia S.A.	1,056,663	1,079,600
Companhia Estadual De Transmissao De Energia Eletrica - CEEE-T (a)	—	644,208
Lajeado Energia S.A.	123,269	99,516
CEB Lajeado S.A.	84,774	74,160
Paulista Lajeado Energia S.A.	38,435	37,925
Others	627,919	634,411
	6,544,374	7,020,836
Total Investment	25,257,445	25,769,172

(a)	CEEE-T is classified as held for sale - see Note 37.

Measured at fair value

	Participations	Property value (a)	Fair Value
	3/31/2022	3/31/2022	3/31/2022	12/31/2021
AES Tietê Energia S.A	7.56%	35,872	363,193	333,932
Companhia Energética do Ceará - COELCE	7.06%	63,019	237,325	254,664
Energisa Holding	2.31%	389,337	410,063	354,279
Auren Energia S.A. (b)	0.35%	19,668	168,160	—
Companhia Energética de São Paulo - CESP (b)	0.00%	—	—	224,090
Centrais Elétricas de Santa Catarina S.A - CELESC	10.75%	266,636	257,141	281,924
Companhia Paranaense de Energia - COPEL	0.56%	60,413	104,093	92,459
Equatorial Energia Pará	0.99%	16,075	144,798	117,671
Neoenergia Pernambuco	1.56%	10,365	36,893	31,941
Energisa Mato Grosso - Distribuidora de Energia S.A.	0.18%	3,064	33,800	32,400
Rio Paranapanema Energia	0.47%	3,924	12,169	14,615
Companhia Energética de Brasília - CEB	2.10%	11,861	27,787	23,650
Others	Between 0.06% and 0.31%	38,479	127,494	116,984
		918,713	1,922,916	1,878,609

(a)	Equity value according to the participation of Eletrobras and its subsidiaries in the share capital of the companies, and
(b)	Companhia Energética de São Paulo (CESP) was merged with Auren Energia S.A. in January 2022.

16.1 - Provisions for investment losses

The balance of the provisions for losses on investments is shown below:

	3/31/2022	12/31/2021
Energia Sustentável do Brasil S.A. - ESBR	309,617	309,617
Interligação Elétrica do Madeira S.A. - IE Madeira	310,411	310,411
Companhia Energética Sinop S.A. - SINOP	354,900	354,900
Empresa de Energia São Manoel S.A.	177,516	177,516
Mata de Santa Genebra Transmissão S.A.	73,868	73,868
Transnorte Energia S.A.	132,949	133,058
Others	7,020	7,294
	1,366,281	1,366,664

16.2 - Provision for short-term liabilities

Arbitration of Madeira Energia S.A. (MESA)

The subsidiary Furnas holds 43.06% of the capital stock of MESA, the wholly-owned parent company of Santo Antonio Energia (SAESA).

On March 16, 2022, following requests for clarification, a decision was made by the Market Arbitration Chamber under Arbitration Procedure No. 115/2018, which determined the return of the capital contribution made by the shareholders in the said investee. In this arbitration, CEMIG and SAAG sought the annulment of the Extraordinary General Meeting of MESA, which was held on August 28, 2018, to capitalize MESA as a necessary step for the reprofiling of SAESA’s debts with National Bank for Economic and Social Development (BNDES) and transfer banks, agreed in December of that year.

Furnas, as part of this arbitration, analyzed the necessary measures to be adopted in order to safeguard and protect its interests and its investee, duly considering the contracts, guarantees, obligations, and commitments entered into with the stakeholders of MESA and SAESA. This arbitral award does not affect the accounting results of Eletrobras.

The financing agreements signed by SAESA, as well as the equity support agreements which the shareholders entered into, expressly provide that the shareholders are obliged to provide capital for SAESA to cover the costs of the Arbitral Procedure.

Therefore, Furnas recognized a provision of R$ 729,188 for unsecured liabilities (R$ 705,864 on December 31, 2021) related to this future contribution in proportion to its participation in the investee as a legal obligation, under the terms of IAS 28 - Investment in Associate and Joint Ventures, in Subsidiary and Joint Venture.

Arbitration of Santo Antonio Energia S.A. (SAESA)

In addition, the construction consortium initiated a second arbitration against the investee related to certain claims of the investee, and the result of this arbitration was published on February 7, 2022. Currently, compliance with the sentence is in the following stages:

a)	On March 9, 2022, SAESA filed a request for clarification of certain points of the judgment, including those related to pecuniary aspects. Only after consideration of this request and any clarifications that are requested by the other parties involved will the judgment become final, capable of producing effects and effectively determining the amounts to be potentially owed by SAESA;
b)	Some of SAESA’s requests were granted, as were some of the requests of Consórcio Construtor Santo Antônio (CCSA) and its consortium members against SAESA. The arbitral tribunal initially declared the ineffectiveness of the instrument entitled “Terms and Conditions”, which supported the recognition, by SAESA, of the “Reimbursable Expenses”, according to the explanatory note in its financial statements;

In addition to the origin of the requests of CCSA, with which SAESA strongly disagreed and which are already provisioned for in its financial statements in the line item “Guarantees in Guarantee” for R$ 769,897 and “Other Provisions” for R$ 492,017, other claims were granted and recorded with an additional value estimated at R$ 226,000.;

c)	According to the financing agreements signed by SAESA with BNDES and financing agreements through the transfer of BNDES resources, the amounts which SAESA may potentially be required to pay must be paid according to the procedures defined in the respective financing agreements.

SAESA reiterated that it is still evaluating the impacts of the arbitration, which is still in progress.

16.3 - Change in investments

Below is the movement of the most relevant investments of the Company:

		Transfer to asset	Other			Dividends and
	Balance as of	held for sale (a) /	Comprehensive	Capitalization of	Investee	interest on		Balance as of
Associated companies and jointly-controlled ventures	12/31/2021	Write-off (b)	Results	AFAC	adjustments	equity	Equity	3/31/2022
Norte Energia S.A. - NESA	6,384,303	—	—	—	—	—	(82,860)	6,301,443
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	4,451,016	—	(16,410)	—	—	—	178,708	4,613,314
Energia Sustentável do Brasil S.A. - ESBR	3,295,627	—	—	—	—	—	(16,170)	3,279,457
Belo Monte Transmissora de Energia S.A. - BMTE	1,895,036	—	—	—	134	(12,250)	38,744	1,921,664
Interligação Elétrica do Madeira S.A. - IE Madeira	1,409,983	—	—	—	—	—	79,412	1,489,395
Equatorial Maranhão Distribuidora de Energia S.A.	1,079,600	—	(2,358)	—	—	(63,650)	43,071	1,056,663
Teles Pires Participações S.A. - TPP	789,994	—	—	—	—	—	(12,856)	777,138
Companhia Estadual De Transmissao De Energia Eletrica - CEEE-T	644,208	(648,271)	—	—	—	4,063	—	—
Mata de Santa Genebra Transmissão S.A.	634,284	—	—	—	—	(61,290)	23,478	596,472
Chapecoense Geração S.A.	454,259	—	—	—	—	—	30,714	484,973
Empresa de Energia São Manoel S.A.	428,168	—	—	—	—	—	(4,798)	423,370
Interligação Elétrica Garanhuns S.A. - IE Garanhuns	413,106	—	—	—	—	—	16,149	429,255
Companhia Energética Sinop S.A. - SINOP	349,256	—	—	—	—	—	(3,806)	345,450
Energética Águas da Pedra S.A. - EAPSA	291,327	—	—	—	—	—	18,235	309,562
Enerpeixe S.A.	266,309	—	—	—	—	—	(1,414)	264,895
Sistema de Transmissão Nordeste S.A. - STN	258,272	—	—	—	—	—	15,041	273,313
Paranaíba Transmissora de Energia S.A.	188,675	—	—	—	—	—	4,363	193,038
Triangulo Mineiro Transmissora de Energia S.A.	182,828	—	—	—	1,169	—	3,296	187,293
Goiás Transmissão S.A.	177,274	—	—	—	—	—	(191)	177,083
Retiro Baixo Energética S.A.	168,726	—	—	—	—	—	2,391	171,117
MGE Transmissão S.A.	168,273	—	—	—	—	—	1,952	170,225
Rouar S.A.	134,264	—	(21,356)	—	—	—	6,168	119,076
Lajeado Energia S.A.	99,516	—	—	—	—	—	23,753	123,269
Transenergia Renovável S.A.	97,461	—	—	—	—	—	145	97,606
Vale do São Bartolomeu Transmissora de Energia S.A.	79,406	—	—	—	—	—	2,559	81,965
CEB Lajeado S.A.	74,160	—	—	—	—	—	10,614	84,774
Luziania-Niquelandia Transmissora S.A.	38,320	—	—	—	—	—	—	38,320
Paulista Lajeado Energia S.A.	37,925	—	—	—	—	—	510	38,435
Construtora Integração Ltda.	21,527	(21,880)	—	—	—	—	353	—
Others	1,256,069	—	(71,207)	396	—	(941)	24,563	1,208,880
Total investments	25,769,172	(670,151)	(111,331)	396	1,303	(134,068)	402,124	25,257,445

(a)	The balance of R$ 648,271 refers to the asset held for sale - for more information see Note 37.
(b)	The balance of R$ 21.880 refers to the write-off occurred in the period in the investment of Construtora Integração Ltda due to it’s liquidation.

			Other
	Balance as of	Capital	Comprehensive	Capitalization of	Capital increase /	Investee	Dividends and		Balance as of
Associated companies and jointly-controlled ventures	12/31/2020	payment	Results	AFAC	decrease	adjustments	interest on equity	Equity	3/31/2021
Norte Energia S.A. - NESA	6,600,626	—	—	—	—	—	—	(64,094)	6,536,532
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	4,314,282	5,381	10,086	—	(905)	—	(377,815)	146,378	4,097,407
Energia Sustentável do Brasil S.A. - ESBR	3,250,575	—	—	—	—	—	—	(11,740)	3,238,835
Belo Monte Transmissora de Energia SPE S.A. - BMTE	1,702,719	—	—	—	—	242	—	41,832	1,744,793
Interligação Elétrica do Madeira S.A. - IE Madeira	1,375,039	—	—	—	—	—	—	70,214	1,445,253
Madeira Energia S.A. - MESA	906,289	—	—	—	—	—	—	(219,537)	686,752
Norte Brasil Transmissora de Energia S.A. - NBTE	795,287	—	—	—	—	—	—	10,355	805,642
Teles Pires Participações S.A. - TPP	746,820	—	—	—	—	—	—	3,623	750,443
Companhia Energética Sinop S.A. - SINOP	555,783	—	—	—	—	—	—	(5,011)	550,772
Empresa de Energia São Manoel S.A.	434,379	—	—	—	—	—	—	(4,976)	429,403
Mata de Santa Genebra Transmissão S.A.	534,167	—	—	—	—	—	—	19,778	553,945
Chapecoense Geração S.A.	373,740	—	—	—	—	—	—	22,998	396,738
Interligação Elétrica Garanhuns S.A. - IE Garanhus	324,874	—	—	—	—	—	—	15,891	340,765
Enerpeixe S.A.	265,711	—	—	—	—	—	—	(7,319)	258,392
Energética Águas da Pedra S.A. - EAPSA	244,444	—	—	—	—	—	—	16,376	260,820
Transmissora Sul Litorânea de Energia S.A. - TSLE	171,632	—	—	—	—	—	(13,041)	9,012	167,603
Sistema de Transmissão Nordeste S.A. - STN	217,861	—	—	—	—	—	—	16,928	234,789
Goiás Transmissão S.A.	212,431	—	—	—	—	—	—	1,617	214,048
Paranaíba Transmissora de Energia S.A.	173,434	—	—	—	—	—	—	3,371	176,805
Rouar S.A.	128,315	—	13,662	—	—	—	—	124	142,101
Transnorte Energia S.A.	25,498	—	—	—	—	—	—	1,409	26,907
MGE Transmissão S.A.	137,148	—	—	—	—	—	—	2,615	139,763
Transenergia Renovável S.A.	116,395	—	—	—	—	—	414	1,081	117,890
Retiro Baixo Energética S.A.	157,183	—	—	1,225	—	—	—	2,058	160,466
Triangulo Mineiro Transmissora de Energia S.A.	126,654	—	—	—	—	—	—	1,937	128,591
Vale do São Bartolomeu Transmissora de Energia S.A.	64,019	—	—	—	—	—	—	5,461	69,480
Lajeado Energia S.A.	90,340	—	95	—	—	—	—	23,618	114,053
CEB Lajeado S.A.	67,956	—	(4)	—	—	—	—	6,761	74,713
Paulista Lajeado Energia S.A.	38,056	—	—	—	—	—	(2,022)	2,352	38,386
Others	2,844,586	2,244	61,467	—	—	(780)	42,973	125,308	3,075,798
Total investments	26,996,243	7,625	85,306	1,225	(905)	(538)	(349,491)	238,420	26,977,885

16.4 – Market value of associates that are quoted on the stock exchange (B3)

		Fair value (a)
Publicly traded companies	Participation	3/31/2022	12/31/2021
Valued using the equity method
Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP	35.80%	6,306,422	5,775,156
Equatorial Maranhão Distribuidora de Energia S.A.	33.55%	2,138,503	2,238,434
Companhia Estadual de Transmissão de Energia Eletrica - CEEE-T (b)	32.65%	1,261,782	1,180,812
Empresa Metropolitana de Águas e Energia S.A. - EMAE	40.44%	580,113	1,095,497
Companhia Estadual de Distribuição de Energia Elétrica - CEEE-D	4.62%	135,905	152,108

(a)	Based on the stock price on the base date.

(b)	Company classified as held for sale - see Note 37.

16.5 – Net Working Capital of Associates

Affiliates

(a)	The Company also holds interests, through its subsidiaries, in the SPEs Madeira Energia S.A., Norte Energia S.A., Teles Pires Participações S.A. and Enerpeixe, which, as of March 31, 2022, presented negative net working capital of R$ 2,675,148, R$ 26,956, R$ 75,570 and R$ 51,523, respectively. In addition, provisions were considered for cases in which the Company has a legal obligation to the investees that have their investment reduced to zero.

NOTE 17 – FIXED ASSETS, NET

Property, plant, and equipment items refer substantially to the infrastructure for generating electricity from non-extended concessions and corporate assets.

The following shows the movement of property, plant, and equipment:

	Balance as of	Addition /	Write-offs /			Balance on
	12/31/2021	Constitution	Reversals	Depreciation	Transfers	3/31/2022
Fixed assets in service
Dams, reservoirs and water mains	6,412,995	—	—	(76,196)	50	6,336,849
Buildings, civil works and improvements	2,885,165	85	—	(46,867)	779	2,839,162
Machines and equipment	12,225,806	36,002	(7,396)	(277,217)	5,758	11,982,953
Others	278,971	6,695	(212)	(5,568)	51	279,937
Provision for recoverable value of assets (Impairment)	(2,454,840)	—	—	—	—	(2,454,840)
	19,348,097	42,782	(7,608)	(405,848)	6,638	18,984,061

Fixed assets in progress (a)	17,484,344	245,783	(4,451)	—	(18,314)	17,707,362
Provision for recoverable value of assets (Impairment) (b)	(4,508,764)	—	—	—	—	(4,508,764)
	12,975,580	245,783	(4,451)	—	(18,314)	13,198,598
Right of Use
Fixed assets in service
Buildings, civil works and improvements	170,631	—	—	(10,963)	6,284	165,952
Machines and equipment	861,977	—	—	(15,768)	(8,514)	837,695
Others	11,696	—	—	(370)	2,229	13,555
	1,044,304	—	—	(27,101)	(1)	1,017,202

Total	33,367,981	288,565	(12,059)	(432,949)	(11,677)	33,199,861

(a)	As of March 31, 2022, of the total amount of property, plant and equipment in progress of R$ 17,707,362, the amount of R$ 14,752,610 refers to the Angra 3 project (R$ 14,600,060 as of December 31, 2021).
(b)	On March 31, 2022, the amount of R$ 4,508,764 of the impairment on the fixed assets in progress refers to the Angra 3 project (R$4,508,764 on December 31, 2021).

	Balance as of	Addition /	Write-offs /			Balance on
	12/31/2020	Constitution	Reversals	Depreciation	Transfers	3/31/2021
Fixed assets in service
Dams, reservoirs and water mains	6,689,554	—	—	(76,789)	64	6,612,829
Buildings, civil works and improvements	3,124,535	51	(149)	(47,902)	(50,450)	3,026,085
Machines and equipment	11,928,760	7,002	(6,223)	(273,402)	89,936	11,746,073
Others	218,452	814	(147)	(6,027)	(131)	212,961
Provision for recoverable value of assets (Impairment)	(2,852,428)	—	—	—	102,452	(2,749,976)
	19,108,873	7,867	(6,519)	(404,120)	141,871	18,847,972

Fixed assets in progress (a)	17,159,375	315,537	(58,643)	—	(39,308)	17,376,961
Provision for recoverable value of assets (Impairment)	(4,713,040)	—	—	—	(102,452)	(4,815,492)
	12,446,335	315,537	(58,643)	—	(141,760)	12,561,469
Right of Use
Fixed assets in service
Buildings, civil works and improvements	156,901	—	—	(9,531)	—	147,370
Machines and equipment	946,935	3,541	—	(21,874)	—	928,602
Others	3,868	47	—	(87)	(20)	3,808
	1,107,704	3,588	—	(31,492)	(20)	1,079,780

Total	32,662,912	326,992	(65,162)	(435,612)	91	32,489,221

Average depreciation rate and historical cost:

	3/31/2022				12/31/2021
	Average depreciation	Historical	Accumulated		Average depreciation	Historical	Accumulated
	rate per year	Cost	Depreciation	Net Value	rate per year	Cost	Depreciation	Net Value
Fixed assets in service
Dams, reservoirs and water mains	2.18%	15,418,678	(9,081,829)	6,336,849	2.18%	15,418,627	(9,005,632)	6,412,995
Buildings, civil works and improvements	2.53%	8,215,032	(5,375,870)	2,839,162	2.57%	8,214,167	(5,329,002)	2,885,165
Machines and equipment	3.74%	42,087,928	(30,104,975)	11,982,953	4.38%	42,054,751	(29,828,944)	12,225,807
Others (a)	4.79%	407,645	(127,708)	279,937	5.30%	742,900	(463,929)	278,971
		66,129,283	(44,690,382)	21,438,901		66,430,445	(44,627,507)	21,802,938

Fixed assets in progress		17,707,362	—	17,707,362		17,484,344	—	17,484,344
		17,707,362	—	17,707,362		17,484,344	—	17,484,344
Right of use
Fixed assets in service
Buildings, civil works and improvements	8.61%	275,174	(109,222)	165,952	10.97%	239,806	(69,175)	170,631
Machines and equipment	0.41%	1,780,636	(942,941)	837,695	3.87%	1,858,559	(996,582)	861,977
Others (a)	2.40%	56,528	(42,973)	13,555	2.40%	13,997	(2,301)	11,696
		2,112,338	(1,095,136)	1,017,202		2,112,362	(1,068,058)	1,044,304

Total		85,948,983	(45,785,518)	40,163,465		86,027,150	(45,695,565)	40,331,586

(a)	The amount is substantially comprised of land, vehicles and furniture, and special utensils and obligations.

It is worth mentioning that the amounts shown in the table are gross from the provision for impairment.

NOTE 18 – INTANGIBLE ASSETS, NET

	Balance on					Balance on
	12/31/2021	Additions	Amortization	Write-offs	Transfers	3/31/2022
Linked to concession - generation	4,472,844	859	(208,225)	—	4,078	4,269,556

In service	4,424,231	20	(208,225)	—	4,078	4,220,104
Cost	306,067	20	—	—	—	306,087
Renegotiation of hydrological risk(a)	4,400,432	—	—	—	—	4,400,432
Accumulated amortization	(281,247)	—	(208,225)	—	4,078	(485,394)
Provision for recoverable value of assets (Impairment)	(1,021)	—	—	—	—	(1,021)

Ongoing	48,613	839	—	—	—	49,452
Cost	48,613	839	—	—	—	49,452

Linked to concession - transmission	2,092	—	—	—	—	2,092

In service-cost	791	—	—	—	—	791
In progress - cost	1,301	—	—	—	—	1,301

Non-concession related (Other Intangible Assets) - administration	517,240	8,531	(3,969)	(3)	7,765	529,564

In service	138,221	243	(3,969)	(3)	7,765	142,257
Cost	914,701	243	—	(3)	—	914,941
Accumulated amortization	(707,409)	—	(3,969)	—	7,765	(703,613)
Provision for recoverable value of assets (Impairment)	(69,071)	—	—	—	—	(69,071)

In progress	379,019	8,288	—	—	—	387,307
Cost	379,019	8,288	—	—	—	387,307

Total	4,992,176	9,390	(212,194)	(3)	11,843	4,801,212

	Balance on					Balance on
	12/31/2020	Additions	Amortizations	Write-offs	Transfers	3/31/2021
Linked to concession - generation	428,861	5,209	(3,805)	—	—	430,265

In service	405,153	5,209	(3,805)	—	—	406,557
Cost	287,179	5,209	—	—	—	292,388
Renegotiation of hydrological risk(a)	134,543	—	—	—	—	134,543
Accumulated amortization	(15,697)	—	(3,805)	—	—	(19,502)
Provision for recoverable value of assets (Impairment)	(872)	—	—	—	—	(872)

Ongoing	23,708	—	—	—	—	23,708
Cost	23,708	—	—	—	—	23,708

Linked to concession - transmission	2,092	—	—	—	—	2,092

In service-cost	791	—	—	—	—	791
In progress - cost	1,301	—	—	—	—	1,301

Non-concession related (Other Intangible Assets) - administration	354,540	22,455	(11,765)	(3)	1,200	366,427

In service	8,658	6,896	(11,765)	(3)	1,685	5,471
Cost	1,027,678	6,896	—	(3)	1,925	1,036,496
Accumulated amortization	(702,732)	—	(11,765)	—	(240)	(714,737)
Provision for recoverable value of assets (Impairment)	(316,288)	—	—	—	—	(316,288)

In progress	345,882	15,559	—	—	(485)	360,956
Cost	345,882	15,559	—	—	(485)	360,956

Total	785,493	27,664	(15,570)	(3)	1,200	798,784

(a)	Renegotiation of Hydrological Risk

With the approval of Law No. 14,052/2020, the amount resulting from the extension of the concession period of the hydroelectric plants/complexes subject to ANEEL resolutions No. 2,919/2021 and 2,932/2021 was recorded in intangible assets, under IAS 38 - Intangible Assets.

NOTE 19 – SUPPLIERS

	3/31/2022	12/31/2021
Current
Goods, materials and services (a)	1,980,874	2,602,086
Energy purchased for resale	1,218,688	1,381,544
CCEE – Short-term Energy	1,346	47,902
	3,200,908	4,031,532
Non-current
Goods, materials and services	16,555	16,555
	16,555	16,555
Total	3,217,463	4,048,087

(a)	The variation in the period refers substantially to Eletronuclear’s payment of obligations with suppliers. In addition, there was a reduction of R$ 113,449 in expenses incurred by Furnas in respect of suppliers Petróleo Brasileiro S.A. and WEG S.A.

NOTE 20 – ADVANCES

	3/31/2022	12/31/2021
Current
PROINFA	1,068,969	1,043,978
PROCEL	324,715	326,968
ALBRAS	89,509	89,509
	1,483,193	1,460,455
Non-current
ALBRAS	165,406	186,348
	165,406	186,348
Total	1,648,599	1,646,803

NOTE 21 - LOANS, FINANCING AND DEBENTURES

The breakdown of loans, financing, and debentures owed by Eletrobras is disclosed below:

	3/31/2022			12/31/2021
			Non			Non
	Average Rate	Current	Current	Average Rate	Current	Current
Foreign Currency
World Bank	2.41%	125,683	63,092	2.41%	149,904	148,214
Banco Interamericano de Desenvolvimento	1.31%	37,109	321,893	1.22%	42,349	379,147
Kreditanstalt fur Wiederaufbau - KFW	3.89%	60,989	455,810	4.77%	65,423	542,639
		223,781	840,795		257,676	1,070,000
National Currency
RGR return	5.00%	250,802	940,508	5.00%	250,802	1,003,208
RGR subsidiaries	5.00%	83,043	581,089	5.00%	83,275	602,157
RGR CCEE	5.00%	30,228	—	5.00%	11,187	—
BNDES	6.13%	459,631	4,557,589	5.63%	458,015	4,668,486
Caixa Econômica Federal	9.25%	680,102	3,034,135	8.22%	806,317	3,072,622
Banco do Brasil	8.61%	806,926	977,188	6.92%	957,151	1,079,149
Bradesco (a)	5.27%	339,736	966,667	7.18%	265,124	1,077,681
Petrobras	1.91%	2,274,219	2,928,570	1.91%	2,199,910	3,327,920
BR Distribuidora	2.21%	22,618	28,079	2.21%	21,941	31,908
State Grid	5.01%	76,328	614,280	5.01%	91,196	647,597
Itaú	12.78%	4,863	500,000	9.15%	4,017	500,000
Banco do Nordeste do Brasil	6.08%	67,247	978,538	7.18%	66,187	987,810
BASA	7.85%	12,594	341,715	8.52%	12,425	344,624
Cigás	—	397,012	183,974	—	393,920	193,249
Other Financial Institutions	10.28%	455,653	365,094	6.51%	481,255	506,579
		5,961,002	16,997,426		6,102,722	18,042,990

(a)	The balance corresponds to the loan of R$ 301,697 from Furnas with Bradesco and R$ 1,004,706 from Eletronorte with Bradesco BBI.

	3/31/2022			12/31/2021
			Non			Non
	Rate	Current	Current	Rate	Current	Current
Bonus
Due 02/04/2025	3.63%	13,596	2,351,413	3.63%	41,302	2,767,841
Due 02/04/2030	4.63%	26,021	3,486,133	4.63%	79,043	4,103,680
		39,617	5,837,546		120,345	6,871,521
Debentures
Eletrobras - Due 04/25/2022	DI Rate + 0.70% per year	1,142,127	—	DI Rate + 0.70% per year	1,113,080	—
Eletrobras- Due 04/25/2024	DI Rate + 1.00% per year	86,845	2,200,000	DI Rate + 1.00% per year	27,053	2,200,000
Eletrobras - Due 04/25/2022	DI Rate + 1.20% per year	40,259	1,000,000	DI Rate + 1.20% per year	12,567	1,000,000
Eletrobras - Due 05/15/2029	IPCA + 5.18% per year	16,145	839,726	IPCA + 5.18% per year	5,447	820,619
Eletrobras - Due 04/15/2026	DI Rate + 1.80% per year	59,617	1,200,000	DI Rate + 1.80% per year	24,304	1,200,000
Eletrobras - Due 04/15/2031	IPCA + 4.91% per year	36,253	1,638,459	IPCA + 4.91% per year	16,232	1,601,176
Furnas - Due 11/15/2024	CDI 117.60% per year	108,625	360,000	CDI 117.60% per year	95,608	360,000
Furnas - Due 11/15/2029	IPCA + 4.08% per year	11,794	922,035	IPCA + 4.08% per year	2,340	897,225
Chesf - Due 01/15/2029	IPCA + 7.03% per year	15,341	134,635	IPCA + 7.03% per year	14,474	141,445
CGT Eletrosul - Due 09/16/2024	DI Rate + 1.78% per year	1,217	214,485	DI Rate + 1.78% per year	5,245	214,465
CGT Eletrosul - Due 09/15/2028	IPCA + 6.80% per year	9,600	108,503	IPCA + 6.80% per year	11,098	110,316
CGT Eletrosul - Due 11/15/2028	IPCA + 3.75% per year	3,762	336,166	IPCA + 3.75% per year	597	327,752
CGT Eletrosul - Due 09/17/2029	IPCA + 5.35% per year	4,755	192,245	IPCA + 5.35% per year	2,118	187,271
Eletronorte - Due 08/04/2024	CDI + 2.75% per year	170,950	236,112	CDI + 2.75% per year	170,657	277,778
Eletronorte - Due 10/20/2024	CDI + 2.60% per year	253,142	395,833	CDI + 2.60% per year	253,190	458,334
		1,960,432	9,778,199		1,754,010	9,796,381

Total financing, loans and debentures		8,184,832	33,453,966		8,234,753	35,780,892

21.1 - Changes in loans, financing and debentures

The table presented below comprises the changes in loans, financing and debentures for the three-month periods ended March 31, 2022, and 2021.

	2021	2020
Opening balance on December 31, 2021 and 2020	44,015,645	47,002,033
Interest, charges, monetary and exchange rate changes incurred	(368,947)	1,624,845
Interest paid	(612,625)	(493,055)
Amortization of the principal	(1,397,057)	(1,530,616)
RGR Derecognition	1,782	5,235
Final balance as of March 31, 2022 and 2021	41,638,798	46,608,442

The long-term portion of loans, financing, and debentures is scheduled to mature as follows:

2022	2023	2024	2025	2026	2027	After 2027	Total
7,069,097	4,770,605	6,626,527	4,317,913	4,168,374	1,710,889	12,975,393	41,638,798

21.2 – Guarantees

The Company acts as a guarantor in several enterprises of its controlled and non-controlled investees. The total exposure to guarantees, consisting of guarantees provided to associates and joint ventures, was in the amount of R$ 31,002,274, as of March 31, 2022, as shown in the table below:

NON-CONTROLLED COMPANIES
				End
				of
Guarantor	Modality	Venture	Debt Balance on 3/31/2022	Guarantee
Eletrobras	SPE	UHE Belo Monte	14,043,677	2042
Eletrobras	SPE	UHE Santo Antônio	5,569,918	2040
Eletrobras	SPE	UHE Jirau	3,307,412	2034
Furnas	SPE	UHE Santo Antônio	2,067,843	2038
Eletrobras	SPE	UHE Teles Pires	1,150,863	2036
Eletrobras	SPE	UHE Jirau	905,763	2035
Furnas	SPE	Mata de Santa Genebra	786,045	2041
Eletrobras	SPE	UHE Sinop	554,885	2038
Eletrobras	SPE	Empresa de Energia São Manoel	536,951	2038
Eletrobras	Corporate	Amazonas Energia (a)	466,032	2026
Eletrobras	SPE	UHE Santo Antônio	417,517	2024
Eletrobras	SPE	UHE Teles Pires	274,714	2032
Eletrobras	SPE	UHE Santo Antônio	221,789	2030
Furnas	SPE	Mata de Santa Genebra	120,711	2030
Furnas	SPE	Empresa de Energia São Manoel	113,357	2033
Eletrobras	SPE	UHE Santo Antônio	89,616	2022
Eletrobras	SPE	Wind farms - Chapada do Piaui II Holding S. A.	77,221	2032
Chesf	SPE	UHE Sinop	76,362	2032
Eletronorte	SPE	UHE Sinop	76,362	2032
Eletrobras	SPE	Interligação Elétrica Garanhus	71,547	2028
Eletrobras	SPE	Wind farms - Chapada do Piaui I Holding S. A.	70,570	2032
Eletrobras	SPE	Transmission enterprises - Caldas Novas Transmissão S. A.	3,119	2028
Non-controlled companies guarantees			31,002,274

(a)	Private instrument arising from lawsuits whose origin is before the privatization and unbundling of Amazonas Energia S.A., to solve previous debts in which Eletrobras is a party given its condition as guarantor.

The guaranteed amount for the subsidiaries of R$ 12,272,993 as of March 31, 2022 is presented in the table below.

SUBSIDIARY COMPANIES
				End
			Debt Balance on	of
Guarantor	Modality	Venture	3/31/2022	Guarantee
Eletrobras	Corporate	Angra III	3,334,056	2036
Eletronuclear	Corporate	Angra III	2,987,557	2038
Eletrobras	Corporate	Emissão de Debêntures - Furnas	952,694	2029
Eletrobras	Corporate	Belo Monte Transmissora de Energia	690,608	2029
Eletrobras	Corporate	Emissão de Debêntures - Furnas	468,625	2024
Eletrobras	Corporate	Diversos - Furnas	400,453	2023
Furnas	Corporate	Modernização da UHE Furnas e UHE Luiz Carlos Barreto de Carvalho	357,658	2031
CGT Eletrosul	SPE	Transmissora Sul Litorânea de Energia	341,339	2029
Eletrobras	Corporate	UHE Simplício	336,094	2026
Eletrobras	Corporate	Complexo Eólico Livramento - Entorno II	277,955	2028
Eletrobras	Corporate	Projetos Corporativos de Transmissão	116,054	2031
Eletrobras	Corporate	Corporate Transmission Projects 2	125,293	2034
Eletrobras	Corporate	Projetos Corporativos Chesf	228,058	2029
Eletrobras	Corporate	Reforço à Estrutura de Capital de Giro	167,467	2024
Eletrobras	Corporate	UHE Mauá	156,691	2028
Eletrobras	Corporate	Linha Verde Transmissora	153,449	2033
Eletrobras	Corporate	Eólicas Casa Nova II e III	152,655	2031
Eletrobras	Corporate	Plano de Investimentos 2012 - 2014	146,714	2029
Eletrobras	Corporate	Transmissora Sul Brasileira de Energia	118,103	2028
Eletrobras	Corporate	Financiamento Corporativo	102,629	2023
Eletrobras	Corporate	UHE São Domingos	105,854	2028
Chesf	Corporate	Transmissora Delmiro Gouveia	101,478	2032
Eletrobras	Corporate	Projetos Corporativos Chesf	87,376	2029
Eletrobras	Corporate	UHE Batalha	73,197	2025
Eletrobras	Corporate	UHE Passo de São João	71,823	2026
Eletrobras	Corporate	Projetos Corporativos CGT Eletrosul	55,887	2023
Chesf	Corporate	Transmissora Delmiro Gouveia	47,574	2031
Eletrobras	Corporate	Projetos de Inovação	39,363	2023
Eletrobras	Corporate	UHE Baguari	18,765	2026
Eletrobras	Corporate	RS Energia	17,398	2027
CGT Eletrosul	Corporate	Ampliação do Sistema Sul de Transmissão	17,784	2029
CGT Eletrosul	Corporate	Interligação Brasil x Uruguai	13,348	2029
Eletrobras	Corporate	RS Energia	8,994	2027
Non-controlled companies guarantees			12,272,993

21.3 - Changes in Provision for Guarantees

The changes in guarantees in the three-month periods ended March 31, 2022 and 2021 were as follows:

Opening balance on December 31, 2021 and 2020	425,809	459,004
Updates	7,229	10,631
Write-offs	(286)	(27,594)
Final balance on March 31, 2022 and 2021	432,752	442,041

21.4 - Assumed Obligations - Covenants

The Company is subject to covenants in some of its loans, financings, and debentures. The main covenants impose compliance with certain financial ratios such as Net Debt to EBITDA and Debt Service Coverage Index (ICSD) among others, the existence of corporate guarantees, requirements for changes in corporate control, compliance with necessary licenses and authorizations, and limiting the significant sale of assets. Further details were disclosed in Note 26.4 of the financial statements for the year ended December 31, 2021, with no material change since that period.

NOTE 22 – LEASES

Lease liability refers mainly to energy purchase agreements entered into with Independent Power Producers (PIEs) which provide for the transfer of a significant portion of risks and benefits at the end of the agreement. These contracts were already classified as finance leases before the adoption of IFRS 16 – Leases, as they were signed with the PIEs in 2005 for a term of 20 years and transferred from Amazonas Energia S.A. to Amazonas GT (incorporated by Eletronorte) during the desverticalization process. Buildings, vehicles, and equipment are also included in these contracts.

The change in liabilities is shown in the table below:

Opening balance as of December 31, 2021 and 2020	903,484	1,053,194
New contracts/Remeasures	3,249	3,587
Interest incurred	133,896	110,943
Payments	(183,225)	(161,148)
Final balance on March 31, 2022 and 2021	857,404	1,006,576

	3/31/2022	3/31/2021
Current	208,604	209,536
Non-current	648,800	797,040
Total	857,404	1,006,576

Fixed and variable rents, as well as those related to short-term and low-value contracts, for the three-month periods ended March 31, 2022 and 2021 were as follows:

	3/31/2022	3/31/2021
Short-term leases	546	3,256
Low-cost leases	11,189	6,197
Variable lease expenses	237	221

The maturities of non-current liabilities are shown in the table below:

3/31/2022
2023	166,601
2024	208,802
2025	153,614
2026	40,541
2027	31,790
After 2027	47,452
Total	648,800

The table below shows that the potential right to recorver PIS/COFINS is embedded in the lease consideration, according to the period foreseen for payment.

	3/31/2022	3/12/2021
Consideration of the lease	183,225	164,353
PIS/COFINS potential (9.25%)	16,948	15,203

NOTE 23 – COMPULSORY LOAN

Starting balance as of December 31, 2021 and 2020	1,216,335	1,047,109
Provision for implementation of shares	10,854	(6,570)
Debt charges	2,633	1,276
Interest payment	(1,315)	(140)
Monetary adjustment	9,859	8,320
Final balance as of March 31, 2022 and 2021	1,238,366	1,049,995

NOTE 24 – TAXES PAYABLE

	3/31/2021	12/31/2021
Current liabilities:
PIS/ COFINS	362,184	372,631
IRRF/ CSRF	88,612	265,956
ICMS	20,570	22,843
INSS/ FGTS	52,200	82,170
PAES/ REFIS	23,612	23,362
ISS	12,496	14,168
Others	18,480	23,355
Total	578,154	804,485

Non-current liabilities:
PAES/ REFIS	141,154	145,448
PASEP/ COFINS	14,041	13,936
IR /CS installments	93,041	101,016
Others	—	212
	248,236	260,612

NOTE 25 – SHAREHOLDERS’ COMPENSATION

	3/31/2022	12/31/2021
Dividends for the financial year 2021	1,394,961	1,366,726
Unclaimed dividends	40,053	40,164
Total	1,435,014	1,406,890

NOTE 26 – PROVISIONS AND CONTINGENT LIABILITIES

The Company is party to several ongoing lawsuits, mainly in the labor and civil spheres, which are at various stages in the legal process.

26.1 – Provisions

The Company recorded sufficient provisions, in the following amounts, to cover losses considered probable and for which a reliable estimate can be made:

	3/31/2022	12/31/2021
Current
Civil	2,220,386	2,262,622
Labor	5,592	5,027
	2,225,978	2,267,649
Non-current
Civil	28,109,050	27,747,381
Labor	2,267,615	2,233,654
Tributaries	588,730	569,640
Environmental	40,668	36,743
Regulatory	605,068	554,804
	31,611,131	31,142,222

Total	33,837,109	33,409,871

These provisions, in the three-month period ended March 31, 2022, changed in the following respect:

Balance as of December 31, 2021	33,409,871
Establishment of provisions	1,130,311
Reversal of provisions	(502,701)
Monetary corrections	421,383
Judicial deposits	197,494
Payments	(819,249)
Balance as of March 31, 2022	33,837,109

The change in the constitution of the Company’s provisions is due to revised estimates resulting from the evolution of decisions in the execution and settlement phases of the lawsuits, which mostly relate to civil cases concerning the compulsory loans.

As of March 31, 2022, the total amount provisioned for lawsuits concerning the compulsory loans was R$ 25,637,048.

The expected outcome of the legal proceedings to which the Company and its subsidiaries are parties has not materially changed from the outcome described in Note 34 to the financial statements as of December 31, 2021.

26.2 – Contingent Liabilities

Additionally, Eletrobras is a party to lawsuits which may result in the following possible amounts:

	3/31/2022	12/31/2021
Civil	38,222,670	44,358,547
Labor	3,388,474	3,473,210
Tax	8,886,621	8,755,786
Environmental	800,151	787,918
Regulatory	1,417,734	1,367,227
	52,715,650	58,742,688

The reduction in civil lawsuits was substantially due to a lawsuit related to the compulsory loans in the approximate amount of R$ 4,460,000, for which the risk classification was changed to remote, due to a procedural decision unfavourable to the plaintiff.

NOTE 27 – ASSET DECOMMISSIONING OBLIGATION

The Company recognizes obligations for the decommissioning of thermonuclear plants of its subsidiary Eletronuclear, by following a series of activities required by CNEN. This allows for the safe decommissioning of, and minimal environmental impact resulting from, these nuclear facilities following the end of their operational cycle. The amounts corresponding to total asset retirement liabilities adjusted to present value both refer to Angra 1, with license validity until December 31, 2024 (in November 2019, CNEN was requested to extend Angra 1’s useful life from 40 to 60 years), and Angra 2, with license validity until August 31, 2040. The provision was estimated at current prices and based on the projected cash flow using the discount rate of 7.57% per annum.

The amount corresponding to the decommissioning liability adjusted to the present value, as of March 31, 2022, is R$ 3,328,015 (R$ 3,268,301 as of December 31, 2021).

NOTE 28 – EQUITY

Eletrobras’s share capital, as of March 31, 2022, was R$39,057,271 (R$ 39,057,271 as of December 31, 2021) and its shares have no par value. Preferred shares have voting rights and are not convertible into common shares. However, they have priority in the reimbursement of capital and the distribution of dividends, at annual rates of 8% for class “A” shares (subscribed as of June 23, 1969) and 6% for class “B” shares (subscribed as of June 24, 1969), calculated on the capital corresponding to each class of shares.

The capital stock, classified according to major shareholder and type of share, was distributed, as of March 31, 2022, as follows:

	3/31/2022
	COMMON		PREFERENTIAL				TOTAL CAPITAL
SHAREHOLDER	QUANTITY	%	A Series	%	B Series	%	QUANTITY	%
Federal Government	667,888,884	51.82	—	—	494	0.00	667,889,378	42.56
BNDESPAR	141,757,951	11.00	—	—	18,691,102	6.68	160,449,053	10.23
BNDES	74,545,264	5.78	—	—	18,262,671	6.52	92,807,935	5.92
FIA Dinâmica e Banclass	65,536,875	5.09	—	—	—	—	65,536,875	4.18
Fundos 3G Radar	—	—	—	—	30,852,976	11.02	30,852,976	1.97
American Depositary Receipts – ADR’s	50,595,860	3.93	—	—	5,177,287	1.85	55,773,147	3.55
Others	288,517,762	22.39	146,920	100.00	206,956,864	73.93	495,621,546	31.59
Total	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00

	12/31/2021
	COMMON		PREFERENTIAL				TOTAL CAPITAL
SHAREHOLDER	AMOUNT	%	A Series	%	B Series	%	AMOUNT	%
Federal Government	667,888,884	51.82	—	—	494	0.00	667,889,378	42.56
BNDESPAR	141,757,951	11.00	—	—	18,691,102	6.68	160,449,053	10.23
BNDES	74,545,264	5.78	—	—	18,262,671	6.52	92,807,935	5.92
FIA Dinâmica e Banclass	65,536,875	5.09	—	—	—	—	65,536,875	4.18
Fundos 3G Radar	—	—	—	—	30,890,676	11.03	30,890,676	1.97
American Depositary Receipts – ADR’s	52,065,112	4.04	—	—	5,340,887	1.91	57,405,999	3.66
Others	287,048,510	22.27	146,920	100.00	206,755,564	73.86	493,950,994	31.48
Total	1,288,842,596	100.00	146,920	100.00	279,941,394	100.00	1,568,930,910	100.00

NOTE 29 – EARNINGS PER SHARE

(a)Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company’s shareholders by the number of shares issued, excluding those purchased by the Company and held as treasury shares. Preferred shares have a guaranteed right (per share) of at least 10% in the distribution of Dividends and/or Interest on Equity (JCP) concerning common shares.

3/31/2022
Numerator	Common	Preferred A	Preferred B	Total
Earnings attributable to each class of shares	2,185,822	275	522,245	2,708,342
Earnings for the period	2,185,822	275	522,245	2,708,342

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,288,843	147	279,941
% of shares in relation to total	82.15%	0.01%	17.84%

Basic earnings per share (BRL)	1.70	1.87	1.87

3/31/2021
Numerator	Common	Preferred A	Preferred B	Total
Earnings attributable to each class of shares	1,292,174	162	308,732	1,601,068
Earnings for the period	1,292,174	162	308,732	1,601,068

Denominator	Common	Preferred A	Preferred B
Weighted average number of shares	1,288,843	147	279,941
% of shares in relation to total	82.15%	0.01%	17.84%

Basic earnings per share (BRL)	1.00	1.10	1.10

(b)	Diluted

As of March 31, 2022, based on the liability balance relating to the compulsory loans, dilution in earnings per share resulted in an increase of 24,651,191 preferential B shares, as shown below.

3/31/2022
			Converted
Numerator	Common	Preferred A	Preferred B	Preferred B	Total
Earnings attributable to each class of shares	2,149,327	269	45,220	513,526	2,708,342
Earnings for the period	2,149,327	269	45,220	513,526	2,708,342

			Preferred B -
Denominator	Common	Preferred A	Converted	Preferred B
Weighted average number of shares in thousand	1,288,843	147	24,651	279,941
% of shares in relation to total	80.88%	0.01%	1.55%	17.57%

Diluted earnings per share (BRL)	1.67	1.83	1.83	1.83

3/31/2021
			Converted
Numerator	Common	Preferred A	Preferred B	Preferred B	Total
Earning attributable to each class of shares	1,282,896	161	11,496	306,515	1,601,068
Earning for the period	1,282,896	161	11,496	306,515	1,601,068

			Preferred B -
Denominator	Common	Preferred A	Converted	Preferred B
Weighted average number of shares in thousand	1,288,843	147	10,499	279,941
% of shares in relation to total	81.60%	0.01%	0.66%	17.72%

Diluted earnings per share (BRL)	1.00	1.10	1.09	1.09

NOTE 30 – NET OPERATING REVENUE

	3/31/2022	3/31/2021
Generation
Power supply for distribuition companies (a)	4,032,895	3,622,603
Power suppy for end consumer	937,006	719,307
CCEE	483,021	464,687
Revenue from operation and maintenance	1,081,804	1,034,066
Construction revenue	3,418	8,790
Financial effects of Itaipu	3,931	(3,552)
	6,542,075	5,845,901
Transmission
Revenue from operation and maintenance	1,516,844	1,341,855
Construction revenue	147,442	119,655
Contractual financial revenue	2,570,948	2,339,732
	4,235,234	3,801,242

Other revenue	202,264	173,457
	10,979,573	9,820,600

(-) Deductions to operating revenue

(-) ICMS	(299,537)	(258,627)
(-) PASEP and COFINS	(879,765)	(866,284)
(-) Sectoral charges	(616,081)	(484,852)
(-) Other deductions (including ISS)	(2,872)	(2,411)
	(1,798,255)	(1,612,174)

Net operating revenue	9,181,318	8,208,426

(a)	The variation in the period is mainly due to the increase in fixed revenue of Angra 1 and 2 plants, following ANEEL Approval Resolution 3,002 of December 2021.

NOTE 31 – OPERATING COSTS AND EXPENSES

	3/31/2022			3/31/2021
	Costs	Expenses	Total	Costs	Expenses	Total

Personnel	(663,435)	(519,246)	(1,182,681)	(546,241)	(700,628)	(1,246,869)
Material	(45,835)	(10,376)	(56,211)	(52,422)	(7,493)	(59,915)
Services	(226,080)	(197,239)	(423,319)	(184,871)	(193,975)	(378,846)
Energy purchased for resale	(482,958)	—	(482,958)	(499,316)	—	(499,316)
Charges for use of the electrical grid	(621,119)	—	(621,119)	(455,668)	—	(455,668)
Fuel for production of electricity energy	(768,250)	—	(768,250)	(537,337)	—	(537,337)
Construction	(195,256)	—	(195,256)	(148,568)	—	(148,568)
Depreciation and amortization	(603,554)	(41,591)	(645,145)	(417,359)	(40,741)	(458,100)
Donations and contributions	—	(47,068)	(47,068)	—	(38,738)	(38,738)
Operational Provisions/Reversals (31.1)	—	(2,070,442)	(2,070,442)	(6,097)	(1,098,912)	(1,105,009)
Others	(88,390)	(166,900)	(255,290)	(90,728)	(219,131)	(309,859)
Total	(3,694,877)	(3,052,862)	(6,747,739)	(2,938,607)	(2,299,618)	(5,238,225)

31.1 – Provisions/Operational Reversals

	3/31/2022	3/31/2021
Contingencies	(671,329)	(932,191)
Provision for losses o investments	(15,904)	(15,034)
(Provision)/Reversal for Implementation of Shares - Compulsory Loan	(10,854)	6,570
ECL - Financing and loans	(363,582)	(10,524)
ECL - Consumers and resellers (a)	(896,391)	(88,870)
Provision for ANEEL - CCC	—	(30,808)
Provision for short liabilities	(23,324)	—
Guarantees	3,042	17,992
Provision for actuarial liabilities	(27,176)	(13,823)
Candiota III power plant - coal	—	(6,097)
GAG improvement	(75,112)	(51,096)
Others	10,188	18,872
	(2,070,442)	(1,105,009)

(a)	As of March 31, 2022, the Company presented a balance of R$ 2,542,341 (R$1,668,710 as of December 31, 2021) of ECL. Of the final loss provision of R$ 929,640, the amount of R$ 886,257 corresponds to Amazonas Energia. This is due to the increases in the customer’s default rate and the adjustment of the provision aims to adequately reflect the observed increase in risk. Since the customer defaulted during the quarter, the four ICDs were fully provisioned. For further details, see Explanatory Note 8.

NOTE 32 – FINANCIAL RESULT

	3/31/2022	3/31/2021
Financial income
Income from interest, commissions and fees	199,449	138,746
Income from financial investments	341,607	90,845
Reimbursement of ITAIPU charges	52,879	60,200
Additional moratorium on electricity	112,536	127,529
Interest income on dividends	61,546	—
Fees and fine	37,359	17,061
Other financial income	120,335	50,485
	925,711	484,866
Financial expenses
Debt charges	(821,076)	(492,628)
Leasing charges	(140,700)	(114,352)
Charges on shareholder’s funds	(2,293)	(143,106)
Remuneration for Thermonuclear Plants Decommissioning Fund	(59,714)	(55,525)
Other financial expenses	(251,723)	(273,180)
	(1,275,506)	(1,078,791)

Financial results, net
Monetary variations	(222,891)	326,290
Exchange variations	1,130,240	(600,932)
Derivatives financial instruments	(79,366)	284,796
	827,983	10,154
Financial Result	478,188	(583,771)

NOTE 33 – OTHER OPERATING INCOME AND EXPENSES

	3/31/2022	3/31/2021
Reimbursement of fixed assets in progress - AIC	121,033	—
Total	121,033	—

Following recognition of the AIC and the signing of the reimbursement agreements, Eletrobras recognized the amount of R$121,033, as shown in the table below:

3/31/2022
Companies	Amount	Conditions of receipt
Energisa Rondônia	121,033

A single installment within 30 days of the conclusion of the agreement; or monthly payments, with amortization within 60 months, the first being paid on the 30th day after the conclusion of the agreement.

Total	121,033

NOTE 34 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

34.1 - Capital Risk Management

The Company monitors capital based on the financial leverage index. This index corresponds to the net exposure divided by the total capital. The financial leverage, in turn, corresponds to the total of short-term and long-term loans, financing, and debentures, presented in Note 21, subtracted from the amount of cash and cash equivalents and marketable securities (without considering restricted cash and restricted securities), presented in Notes 5 and 7. Total capital is determined by adding net equity, as demonstrated in the Company’s balance sheet, to Net Debt. The Company uses this measure to monitor the long-term effects of its debt in the business and to ensure compliance with financial leverage ratios.

	3/31/2022	12/31/2021
Total loans, financing and debentures	41,638,798	44,015,645
(-) Cash and cash equivalents	(149,244)	(192,659)
(-) Marketable Securities	(15,544,216)	(15,873,853)
Net debt	25,945,338	27,949,133
(+) Total shareholders’ equity	79,120,715	76,416,764
Total Capital	105,032,851	104,365,897
Financial leverage index	25%	27%

34.2 - Classification by category of financial instruments

The carrying amounts of certain financial assets and liabilities represent a reasonable approximation of fair value. The Company uses the following classification to classify its financial instruments and their respective levels:

	Level	3/31/2022	12/31/2021
FINANCIAL ASSETS
Amortized cost		20,048,461	21,126,404
Loans and financing		5,195,278	5,843,527
Reimbursement rights		6,373,111	6,396,234
Financial Asset - Generation		2,172,580	2,172,162
Financial Asset - Itaipu		400,234	428,865
Customers		5,748,206	6,088,056
Cash and cash equivalents		149,244	192,659
Marketable Securities		9,808	4,901

Fair value through profit		18,899,986	19,268,020
Marketable Securities	2	15,534,408	15,868,952
Decommissioning fund	2	2,101,589	2,055,713
Derivative Financial Instruments	2	1,263,989	1,343,355

Fair value through other comprehensive results		1,922,916	1,878,609
Investments (Equity Holdings)	1	1,922,916	1,878,609

FINANCIAL LIABILITIES
Amortized cost		48,066,403	50,491,870
Loans, financing and debentures		41,638,798	44,015,645
Financial Liability - Itaipu		1,064,344	578,626
Repayment obligations		1,199,689	859,003
Suppliers		3,217,463	4,048,087
Leases		857,404	903,484
Concessions payable UBP		88,705	87,025
Remuneration to shareholders		1,435,014	1,406,891

There were no changes in the levels of the fair value hierarchy in 2022, which are detailed in Note 44.2 to the financial statements as of December 31, 2021.

34.3 - Financial Risk Management

There were no material changes in the treatment of financial risk management, which are detailed in Note 44.3 to the financial statements for the year ended December 31, 2021.

The main financial risks identified in the risk management process were as follows:

34.3.1 - Exchange rate risk

a)	Composition of foreign currency balances and sensitivity analysis

Exchange rate appreciation risk

		Balance as of 3/31/2022			Effect on income
		Foreign		Scenario I -	Scenario II	Scenario III
		Currency	BRL	Probable 2022¹	(+25%)¹	(+50%)¹
	Loans, financing and debentures	(1,414,264)	(6,700,501)	(1,247,663)	(3,234,704)	(5,221,745)
USD	Loans granted	145,401	688,883	128,271	332,559	536,847
	Financial Asset - Itaipu	91,817	435,008	81,004	210,006	339,009
	Impact on income	(1,177,046)	(5,576,610)	(1,038,388)	(2,692,139)	(4,345,889)

EURO	Loans, financing and debentures	(45,897)	(241,238)	(52,813)	(126,326)	(199,839)
	Impact on income	(45,897)	(241,238)	(52,813)	(126,326)	(199,839)

Impact on income of exchange rates				(1,091,201)	(2,818,465)	(4,545,728)

(¹) Assumptions adopted:			3/31/2022	Probable	+25%	+50%
	USD		4.74	5.62	7.03	8.43
	EURO		5.26	6.41	8.01	9.61

34.3.2 - Interest rate risk

a.1) National indexes

Interest rate appreciation risk

			Effect on income
			Scenario I -
		Balance as of	Probable	Scenario II	Scenario III
		3/31/2022	2022 ¹	(+25%) ¹	(+50%) ¹
CDI	Loans, financing and debentures	(12,691,857)	(1,668,809)	(2,086,011)	(2,503,213)
	Impact on income	(12,691,857)	(1,668,809)	(2,086,011)	(2,503,213)

SELIC	Loans, financing and debentures	(5,254,068)	(696,164)	(870,205)	(1,044,246)
	Reimbursement AIC	662,670	87,804	109,755	131,706
	Impact on income	(4,591,398)	(608,360)	(760,450)	(912,540)

TJLP	Loans, financing and debentures	(5,062,730)	(354,391)	(442,989)	(531,587)
	Impact on income	(5,062,730)	(354,391)	(442,989)	(531,587)

IGPM	Loans granted	241,090	24,590	30,737	36,885
	Leases liability	(857,404)	(87,451)	(109,313)	(131,176)
	Impact on income	(616,314)	(62,861)	(78,576)	(94,291)

Impact on income of the indexes			(2,694,421)	(3,368,026)	(4,041,631)

(¹) Assumptions adopted:		3/31/2022	Probable	+ 25%	+ 50%
	CDI	13.15%	13.15%	16.44%	19.72%
	SELIC	13.25%	13.25%	16.56%	19.88%
	TJLP	7.00%	7.00%	8.75%	10.50%
	IGPM	10.20%	10.20%	12.75%	15.30%

Risk of interest rate depreciation

			Effect on income
			Scenario I -
		Balance as of	Probable	Scenario II	Scenario III
		3/31/2022	2022 ¹	(-25%) ¹	(-50%) ¹
	Loans, financing and debentures	(5,013,498)	375,184	281,388	187,592
IPCA	Loans granted	116,253	(8,700)	(6,525)	(4,350)
	Right of reimbursement	5,710,441	(427,339)	(320,505)	(213,670)
	Impact on income	813,196	(60,855)	(45,642)	(30,428)

Impact on income of exchange rates			(60,855)	(45,642)	(30,428)

(¹) Assumptions adopted:		3/31/2022	Probable	-25%	-50%
	IPCA	7.48%	7.48%	5.61%	3.74%

34.3.4 - Liquidity risk

The tables below analyze, by maturity range, the non-derivative financial liabilities of the Company, for the period remaining on the balance sheet until contractual maturity. The contractual interest obligations are also contractual repayment/maturity based on the most recent date the Eletrobras System must settle the respective obligations and includes the corresponding contract interest, if any.

	3/31/2022
	Payment flow
	Up To 1 Year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (current / non-current)
Measured at amortized cost	13,028,361	12,560,900	14,221,120	17,140,482	56,950,863
Loans, financing and debentures	8,414,190	11,941,397	14,146,151	16,966,513	51,468,251
Suppliers	3,200,908	16,555	—	—	3,217,463
Reimbursement obligations	1,199,689	—	—	—	1,199,689
Leases	207,993	595,427	56,886	33,635	893,941
Concessions payable UBP	5,581	7,521	18,083	140,334	171,519

	12/31/2021
	Payment flow
	Up To 1 Year	From 1 to 2 years	From 2 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES (current / non-current)
Measured at amortized cost	14,802,340	9,068,371	20,021,202	19,627,075	63,518,988
Loans, financing and debentures	9,674,220	8,693,204	19,650,487	19,413,779	57,431,690
Suppliers	4,031,532	16,555	—	—	4,048,087
Repayment obligations	859,003	—	—	—	859,003
Leases	232,215	351,395	355,101	75,248	1,013,959
Concessions payable UBP	5,370	7,217	15,614	138,048	166,249

34.4 - Sensitivity analysis of derivative financial instruments

The following analysis estimates the potential value of instruments in hypothetical stress scenarios of the main market risk factors that impact derivative financial instruments.

●	Probable: The probable scenario was defined as the fair value of derivatives as of December 31, 2021;
●	Scenarios I and II: Estimated fair value considering a deterioration of 25% and 50%, respectively, in the associated risk variables; and
●	Scenarios III and IV: Estimated fair value considering an appreciation of 25% and 50%, respectively, in the associated risk variables.

Embedded derivative	Possible	Scenario I	Scenario II	Scenario III	Scenario IV
Electric power supply	1,263,989	947,992	631,995	1,579,986	1,895,984

NOTE 35 - OPERATING SEGMENT INFORMATION

The Company’s business segments disclosed separately are:

●	Generation, which consists of the generation of electric energy and the sale of energy to distribution companies and free consumers, and commercialization of the same;
●	Transmission, which consists of the transmission of electric energy; and
●	Management, which represents the cash management of all Eletrobras Companies, the management of the compulsory loans, and the business management of SPEs, whose monitoring is carried out differently from corporate investments.

The information by business segment, for the three-month periods ended March 31, 2022 and 2021, is as follows:

	3/31/2022
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	43,612	5,441,185	3,824,629	(128,108)	9,181,318
Operating Costs	(31,824)	(3,104,043)	(684,043)	125,033	(3,694,877)
Operating Expenses	(2,683,891)	(200,179)	(171,868)	3,075	(3,052,863)
Operating Result Before the Financial Result	(2,672,103)	2,136,963	2,968,718	—	2,433,578
Financial Result					478,188
Result of corporate interests					552,441
Other income and expenses					121,033
Current and deferred income and social contribution tax					(868,866)
Net profit in the period					2,716,374

	3/31/2021
	Administration	Generation	Transmission	Eliminations	Total
Net operating revenue	66,753	4,921,246	3,465,642	(245,215)	8,208,426
Operating Costs	(119,357)	(2,486,582)	(574,619)	241,951	(2,938,607)
Operating Expenses	(1,960,292)	(179,085)	(163,505)	3,264	(2,299,618)
Operating Result Before the Financial Result	(2,012,896)	2,255,579	2,727,518	—	2,970,201
Financial Result					(583,771)
Result of corporate interests					430,075
Current and deferred income and social contribution tax					(1,207,366)
Net profit in the period					1,609,139

The elimination column shows the adjustments that occurred between the Company’s segments, reconciling the balances disclosed by each segment. No reconciliations arose from differences in accounting practice.

Net operating revenue, after eliminations, by segment:

	3/31/2022				3/31/2021
	Generation	Transmission	Administration	Total	Generation	Transmission	Administration	Total
Power supply for ditribuition companies	4,032,895	—	—	4,032,895	3,622,603	—	—	3,622,603
Provision	937,006	—	—	937,006	719,307	—	—	719,307
CCEE	483,021	—	—	483,021	464,687	—	—	464,687
O&M recipe	1,081,804	1,516,844	—	2,598,648	1,034,066	1,341,855	—	2,375,921
Construction revenue	3,418	147,442	—	150,860	8,790	119,655	—	128,445
Transfer Itaipu	3,931	—	—	3,931	(3,552)	—	—	(3,552)
Contractual revenue	—	2,570,948	—	2,570,948	—	2,339,732	—	2,339,732
Other operating revenues	111,686	16,195	74,383	202,264	90,635	11,456	71,366	173,457
Deductions operating incomes	(1,269,240)	(495,169)	(33,846)	(1,798,255)	(1,067,670)	(536,628)	(7,876)	(1,612,174)
Total net operating income	5,384,521	3,756,260	40,537	9,181,318	4,868,866	3,276,070	63,490	8,208,426

Intersegment Revenue

	3/31/2022			3/31/2021
	Administration	Generation	Total	Administration	Generation	Total
Powe supply (sale) for the generation segment	—	56,664	56,664	—	52,380	52,380
Generation segment interest income	15,477	—	15,477	54,587	—	54,587
Transmission segment interest income	114,421	—	114,421	71,962	—	71,962
Total	129,898	56,664	186,562	126,549	52,380	178,929

Non-current assets by segment

	3/31/2022				3/31/2021
	Administration	Generation	Transmission	Total	Administration	Generation	Transmission	Total
Fixed asset	1,740,810	30,565,660	893,391	33,199,861	6,474,258	26,014,963	—	32,489,221
Intangible asset	529,564	4,269,556	2,092	4,801,212	—	430,265		430,265
Contractual Asset	—	—	52,934,098	52,934,098	—	—	41,507,373	41,507,373
Total	2,270,374	34,835,216	53,829,581	90,935,171	6,474,258	26,445,228	41,507,373	74,426,859

Items that do not affect cash by segment

	3/31/2022			3/31/2021
	Administration	Generation	Total	Administration	Generation	Total
Depreciation and amortization	36,661	608,483	645,144	37,895	420,205	458,100

NOTE 36 - RELATED PARTY TRANSACTIONS

The Company carries out several transactions with related parties, which are detailed in Note 46 – Transactions with Related Parties in the Company’s financial statement of December 31, 2021.

Among the main operations carried out with related parties during the three-month period ended March 31, 2022, we highlight the grant of loans and financings as established under specific legislation on the subject.

36.1 – Main transactions occurring in the first quarter of 2022

Related Parties	Date of Operation	Subject of the agreement	Transaction amount
Chesf and Fundação Chesf de Assistência e Seguridade Social (Fachesf)	01/01/2022	Second addition to the partnership: sharing the necessary structure for the provision of care, health and occupational medicine services, resulting from the PAP, under the responsibility of Chesf, and Fachesf-Saúde, under the responsibility of Fachesf, as well as outpatient medical services.	57,875
SPE São Manoel and BNDES	01/30/2022	It is an addition to the financing agreement with the aim of formalizing the beneficiary’s adherence to the conditions of the Standstill program promoted by BNDES.	526,000
Eletrobras, CGT Eletrosul and SPE UHE Teles Pires	02/21/2022	It is an addition to the financing agreement through transfer of BNDES resources, concluded with Banco do Brasil, with the aim of formalizing the beneficiary’s adherence to the conditions of the Standstill program promoted by BNDES.	561,000
Eletronuclear and nuclear industries of Brazil (INB, Indústrias Nucleares do Brasil)	02/24/2022	Provision of the concentrate of U3O8 for the execution of the conversion and enrichment of uranium and for the manufacture of combustible elements, relating to the provision of fuel for the 28-to 32-Bay refills 1 and for the 19-to 23-Bay refills 2.	6,553,463

36.2 - Transactions with Government Entities

In addition to operations with the Federal Government, Eletrobras conducts transactions with other government entities under common control during the course of its operations. The balances of the main transactions with these entities are summarized below:

		3/31/2022			12/31/2021		3/31/2021
NATURE OF OPERATION		ASSET	LIABILITY	RESULT	ASSET	LIABILITY	RESULT
Clients
	Petrobras	5,604	—	—	—	—	—
Accounts receivable
	Petrobras	193	—	—	—	—	—
	Banco Votorantim	657	—	—	—	—	—
	Ministério de Minas e Energia - MME	213	—	—	—	—	—
	Telecomunicações Brasileiras S.A. - TELEBRAS	59	—	—	—	—	—
Compensation rights
	Federal Government	6,373,111	—	—	6,396,234	—	—
Bonds and linked deposits - Federal Government
sits	FIDC Infinity DI	38	—	—	29,323	—	—
Loans and financing payable - Federal Government
Loans able	Banco do Brasil	—	1,784,114	—	—	2,036,300	—
	Caixa Econômica Federal	—	3,714,237	—	—	3,878,939	—
	BNDES	—	5,017,220	—	—	5,126,501	—
	Global Reversal Reserve	—	1,885,670	—	—	1,950,629	—
	BNB	—	1,045,785	—	—	1,053,997	—
	Petrobras	—	5,202,789	—	—	5,527,830	—
	FINEP	—	46,578	—	—	52,465	—
	BASA	—	354,309	—	—	357,049	—
	FIDC Infinity DI	—	—	—	—	28,269	—
Suppliers
	Petrobras	—	31,977	—	—	—	—
Compensation obligations - Federal Government
Repayment obligations	National Treasury - Itaipu	—	3,672,105	—	—	4,151,585	—
Financial Expenditure - Federal Government
Financial expenses	Banco do Brasil	—	—	(20,022)	—	—	1,504
Financial expenses	Caixa Econômica Federal	—	—	(6,142)	—	—	(916)
	BNDES	—	—	(11,749)	—	—	(11,384)
	Petrobras	—	—	138,454	—	—	66,266
	BASA	—	—	(5,914)	—	—	—
	FINEP			(535)			(521)
	FIDC Infinity DI	—	—	(819)	—	—	(5,121)
Financial Revenues - Federal Government
	FIDC Infinity DI	—	—	514	—	—	464
Energy sales revenue
	Petrobras	—	—	7,408	—	—	—
Revenue from service provision
	Petrobras	—	—	122	—	—	—
	Telecomunicações Brasileiras S.A. - TELEBRAS	—	—	2,861	—	—	—
Electricity usage recipe
	Petrobras	—	—	7,536	—	—	—
Other revenue/(expenses)
	Ministério de Minas e Energia - MME	—	—	310	—	—	—
	BNDES	—	—	(147)	—	—	—
	Banco do Brasil	—	—	(9)	—	—	—
	Petrobras	—	—	(285,586)	—	—	—
	National system operator - ONS, Operador Nacional do Sistema	—	—	(4,514)	—	—	—
	Banco Votorantim	—	—	(421)	—	—	—
Total		6,379,875	22,754,784	(178,653)	6,425,557	24,163,564	50,292

36.3 - Transactions with associates and jointly controlled companies

The commercial transactions and respective balances with related parties of the Company are summarized below:

	3/31/2022			12/31/2021
	Jointly-controlled			Jointly-controlled
Patrimonial	subsidiaries	Affiliate	Foundations	subsidiaries	Affiliate	Foundations
Assets
Clients	30,472	21,973	—	52,308	20,057	—
Accounts receivable	27,146	300	1,042	1,436	66	934
Dividends / JCP receivable	300,076	174,944	—	216,728	209,160	—
Loans and financing payable	469,426	—	—	688,884	—	—
Other assets	39,920	57,075	53	49,549	57,075	55
Total Asset	867,040	254,292	1,095	1,008,905	286,358	989

Liabilities
Suppliers	38,468	8,359	231	37,437	8,683	231
Provisions (a)	729,188	—	831,977	—	—	849,766
Social Security contributions	—	—	17,171	—	—	18,797
Actuarial debt contracts	—	—	849,525	—	—	891,726
Miscellaneous obligations	—	—	10,297	—	—	9,933
Loans and financing	—	—	14,023	—	—	17,310
Electric power purchase	17,322	8,786	—	—	9,222	—
Accounts payable	169,609	—	168,435	18,017	—	123,897
Other liabilities	1,571	—	4,217	15	—	201
Contracted debt	—	—	42,953
Total Liabilities	956,158	17,145	1,938,829	55,469	17,905	1,911,861

	3/31/2022			3/31/2021
	Jointly-owned			Jointly-owned
Result	subsidiaries	Affiliate	Foundations	subsidiaries	Affiliate	Foundations
Electricity usage recipe	41,071	33,319	—	44,867	55,707	—
Revenue from service provision	41,607	115	—	2,318	387	—
Other revenue	554	—	538	32,650	37,309	427
Electric power purchase	(170,862)	(25,507)	—	(94,579)	(51,830)	—
Energy sales revenue	—	32,105	—	—	—	—
Network usage charges	(25,041)	(8,481)	—	(78,941)	—	—
Rates	—	—	(390)	—	—	(1,025)
Other financial expenditure	(30,606)	—	(75,919)	—	(682)	(85,689)
Sponsor contributions	—	—	—	—	—	(6,018)
Actuarial expenses	—	—	—	—	—	(13,257)
Interest income, commissions and exchange rates and variations	(87,545)	—	—	458,818	169	—
Financial Revenues	—	—	—	143	—	—
Financial expenses	—	—	(2,097)	(237)	(850)	(2,669)
Total	(230,822)	31,551	(77,868)	365,039	40,210	(108,231)

(a)	Eletros (Fundação Eletrobras de Seguridade Social): as of March 31, 2022, the balance of employee benefit provisions totalled R$ 831,977 (R$ 849,766 as of December 31, 2021).

36.3.1 - Below are the main conditions of significant transactions regarding the use of the transmission network, purchase of energy, or provision of services:

Enerpeixe S.A.: Power purchase agreements as a strategy to mitigate the effects of Generation Scalling Factor (GSF) on the Company;

Energia Sustentável do Brasil SA: Contracts signed for the provision of the energy transmission and purchase system, as well as the bilateral ACL contract, related to the purchase of energy, which started on March 1, 2013 and will end on January 15, 2035, with an average contracted volume of 107,596 MWmed;

Norte Energia SA: Contract for the provision of maintenance and operation services for the Belo Monte and Pimentel plants, and provision of transmission networks;

Santo Antônio Energia S.A.: Agreements were entered into for the provision and use of the power transmission and purchase system as a result of the increase in hydrological risk; and

Companhia Hidrelétrica Teles Pires SA: Contracts were entered into to make the transmission system available and purchase energy, as well as to charge for the use of the transmission system network.

36.4 - Remuneration of key personnel

The remuneration of the Company’s key personnel (members of the Executive Board, Board of Directors, and Fiscal Council) is as follows:

	3/31/2022	3/31/2021
Short-term benefits	8,044	9,271
Post-employment benefits	92	110
Total	8,136	9,381

NOTE 37 - ASSETS HELD FOR SALE

	3/31/2022	12/31/2021
Investment	1,033,184	387,690
Total assets classified as held for sale	1,033,184	387,690

Other liabilities	169,383	168,381
Total liabilities classified as held for sale	169,383	168,381

The table below shows the SPEs and affiliates classified as held for sale as of March 31, 2022:

	3/31/2022	12/31/2021
Generation
Chapada Piaui I	124,484	124,484
Chapada Piauí II	164,847	164,847
Companhia Estadual de Transmissão de Energia Elétrica - CEEE-T (a)	648,271	—
Transmission
Livramento Holding S.A. (b)	95,582	98,359
Total Asset	1,033,184	387,690

Generation
Livramento Holding S.A. (b)	169,383	168,381
Total Liabilities	169,383	168,381

In February 2022, Eletrobras and Contour Global do Brasil Holding Ltda., partners in the Chapadas do Piauí I and II companies, included in the shareholders’ agreement the right of first refusal to acquire shares, bonds or rights, and the right to joint sale (Tag Along), as they expect to sell their equity interests in these companies throughout the year 2022. Eletrobras remains committed to the divestment plan of these assets.

(a)	In March 2022, Eletrobras classified CEEE-T as held for sale after the company met the criteria of IFRS 5 – Non-current Assets Held for Sale and Discontinued Operation. For further details, see Notes 16 and 38.2.
(b)	The net liability of Livramento Holding is comprised by the liability of R$ 169,383 less assets of R$ 95,582, amounting to R$ 73,801.

NOTE 38 – SUBSEQUENT EVENTS

38.1 – Merger of Transmissora Sul Litorânea de Energia S.A. (TSLE)

In April 2022, the Extraordinary General Meetings of the shareholders of CGT Eletrosul and TSLE approved the merger of TSLE by CGT Eletrosul. The operation was also approved by ANEEL through Authorizing Resolution No. 11,409, of March 22, 2022, which agreed to the transfer of the concession governed by Concession Agreement No. 20/2012, through this merger.

38.2 – Sale of Equity Interest in CEEE-T

In April 2022, Eletrobras sold all of its equity interest, which corresponded to 32.66%, in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda., as a result of a Public Offer for Acquisition (OPA) of shares. For the sale of the shares, Eletrobras received R$1,101,896. The sale of these shares is included in the Plan for the Disposal of Eletrobras’s minority equity interests and is within the scope of the initiative to sell interests in affiliated companies, under the terms of the Business and Management Master Plan (PDNG 2022-2026). Currently, the Company has R$644,208 recorded for CEEE-T assets, see Note 37.

38.3 - Furnas Fundraising

In April 2022, Eletrobras approved the fundraising in the amount of up to R$2,500,000, by its subsidiary Furnas, through three operations with the following institutions: 1) Banco Itaú, in the amount of R$500,000; 2) Banco do Brasil, in the amount of R$500,000; and 3) Banco do Brasil, in the amount of R$1,500,000. The funds obtained will be used to comply with the 2022 investment program, to pay more onerous debts and to provide for any cash needs of the subsidiary.

38.4 - Closing of SPE Manaus Construtora Ltda.

In April 2022, Chesf approved the closure of SPE Manaus Construtora Ltda. SPE Manaus Construtora, which completed its activities in 2014, held equity interests in Abengoa Construção Brasil Ltda. (50.5%), Eletronorte (30%) and Chesf (19.5%). The closure is within the scope of the initiative to rationalize Eletrobras’s equity interests, under the terms of the Business and Management Master Plan (PDNG 2022-2026).

38.5 – Approval at AGM of payment of dividends

In April 2022, the 62nd Annual Shareholders’ Meeting (AGM) of Eletrobras approved the proposal for the payment of dividends contained in the Management Proposal, in the total amount of R$1,340,958, to the Company’s shareholders holding preferential A and B shares and common shares, as provided for in the Company’s Bylaws (the “Dividends”). The amount of the Dividends approved by the 62nd AGM will be updated based on the positive variation of the SELIC rate, pro rata temporis, from December 31, 2021 to the date of actual payment, which may be made until December 31, 2022, as resolved by the shareholders at the General Meeting.

38.6 – Arbitration of SAESA

In April 2022, SAESA published a material fact about a lawsuit for the execution of an arbitration award. The lawsuit was filed against the Company by the Industrial Group of the Rio Madeira Complex (GICOM), in the amount of R$645,000. On April 11, 2022, SAESA filed an appeal for a “pre-execution exception”, in which the debt due was suspended until the Arbitral Tribunal’s assessment of SAESA and the civil Group’s requests for clarification in the arbitration, or until determination of the appeal is judged.

As a result of this enforcement action, on April 14, 2022, SAESA’s parent company, MESA, called an Extraordinary General Meeting to determine whether to increase the company’s capital in order to settle the debt of SAESA. The Extraordinary General Meeting occurred on April 29, 2022 and approved the capital increase in this investee in the amount of up to R$1,582,551. The proposed capital increase aims to cover the costs of the arbitral award, and the contribution will be made within 30 days. Depending on the proportion of the contribution made by the partners, Eletrobras may obtain indirect control of the investee MESA.

Therefore, Eletrobras recorded a provision for unsecured liabilities of R$729,188, related to the future contribution amount proportional to its participation in the investee as a legal obligation, under the terms of IAS 28 - Investment in Associates and Joint Ventures, in Subsidiary and Joint Venture. SAESA is an investee of the subsidiary Furnas.

On May 24, 2022 and May 25, 2022, respectively, the Board of Directors of Furnas and the Board of Directors of the Company approved: (i) the full exercise, by Furnas, of its preemptive right in relation to new shares, corresponding to 5,494,950,237 new shares of MESA and (ii) the subscription and payment, by Furnas, of the remainder of the exercise of MESA’s new shares that were not subscribed by the other MESA shareholders due to them not exercising their preemptive right.

The Furnas contract related to the debentures includes a event of default in case we or Furnas are called upon to (a) honor any of the corporate guarantees that was have provided, or (b) provide capital to any Associated Companies due to insufficient resources and/or overpricing of projects developed by the Associated Companies due to requests for capital contribution required by the creditors of such Affiliated Companies in connection with a debt instrument, a guarantee agreement or shareholder support instruments. This would also result in cross default of the debt of the Company. As of March 31, 2022, Furnas’ total debt amounted to R$7,034.3 million, and the Company total consolidated debt amounted to R$41,638.8 million.

The Company carried out the necessary procedures together with the trustee to obtain the Debenture Holders’ waivers, having held the meeting of Debenture holders on May 30, 2022 and June 6, 2022.

At the June 6, 2022 meeting of the Debenture holders, a waiver was obtained, removing the risk of maturity and immediate payment of its debts and the consequent material adverse effect on Furnas and the Company as a result of the cross acceleration or cross-default of its debt covenants.

On June 2, 2022, the Company subscribed 5,494,950,237 shares in the investee in the amount of R$ 681 million as approved in the Shareholder’s meeting of April 29, 2022.

The Company will wait for the communication of the investee related to the subscription to be made by the other shareholders in order to conclude if there will be the need to complement the amount not subscribed by the other shareholders. If there is the need of an additional capital increase it will occur two days after the subscription date, which is scheduled for June 7, 2022. Furnas is revising the terms of the shareholders’ agreement of the investee in order to make the required changes to obtain effective control of MESA, which will only be effective with the implementation of the changes in the mentioned shareholders’ agreement.

38.7 - Start of the Angra 3’s Power Plant Operation

In May 2022, Eletronuclear’s Executive Board approved and forwarded to the Board of Directors the adoption of February 2028 as the start date of the Angra 3’s Power Plant Operation, according to Appendix I of the Final Report of Product 2 of the Service A (Annex 1), which was prepared by the Consortium hired by BNDES for the Technical Due Diligence of Angra 3, as part of the scope of the studies being carried out by the Consortium to make the venture viable.

NOTE 39 - CORRELATION BETWEEN THE EXPLANATORY NOTES OF DECEMBER 31, 2021 AND MARCH 31, 2022

	Numbers of the explanatory
	notes
	Annual	ITR from
Titles of explanatory notes	of 2021	3/31/2022
Operational context	1	1
Highlights	2	2
Electricity concessions and authorizations	3	3
Basis for the preparation and presentation of interim financial statements	4	4
Cash and cash equivalents	6	5
Restricted cash	7	6
Marketable securities	8	7
Accounts receivable, net	10	8
Financing and loans receivable	11	9
Dividends Receivable	12	10
Recoverable taxes	13	11
Income tax and social contribution	14	12
Reimbursement rights and obligations	15	13
Contractual transmission asset	17	14
Financial assets and liabilities	18	15
Investments	20	16
Fixed assets, net	21	17
Intangible assets, net	22	18
Suppliers	24	19
Advances	25	20
Loans, financing and debentures	26	21
Leases	27	22
Compulsory loan	28	23
Taxes payable	29	24
Shareholders’ compensation	31	25
Provisions for contingent liabilities	34	26
Asset decommissioning obligation	35	27
Equity	38	28
Earnings per share	39	29
Net operating revenue	40	30
Operating costs and expenses	41	31
Financial Result	42	32
Other operating income and expenses	43	33
Financial instruments and risk management	44	34
Operating segment information	45	35
Related Party Transactions	46	36
Assets Held For Sale	47	37
Subsequent Events	48	38

The explanatory notes to the 2021 annual report that were not included in the quarterly report for the three-month period ended March 31, 2022, due to the fact that they do not present relevant changes and/or are not applicable to the interim financial statements, are listed below:

Numbers of the explanatory
Titles of explanatory notes	notes
Accounting estimates and judgments	5
Decommissioning fund	9
Nuclear fuel stockpile	16
Recoverable Value of Long-Term Assets	23
Sectoral Charges	30
Onerous Contracts	32
Employee benefits	33
Estimated Obligations	36
Long-term Operational Commitments	37

Rodrigo Limp Nascimento

Chief Executive Officer

Elvira Cavalcanti Presta

Chief Financial and Investor Relations Officer

Luiz Augusto Pereira de Andrade Figueira

Director of Management and Sustainability

Camila Gualda Sampaio Araújo

Governance Director Risk and Compliance

Márcio Szechtman

Transmission Director

Pedro Luiz de Oliveira Jatobá

Generation Director

Marcos José Lopes

Accountant – CRC-RJ 100854/O